P.G.
4/1/07


SEC MAIL
RECEIVED
PROCESSING
APR 17 2007
WASH. D.C.
161
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 6-K


07052075

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

April 2007

Commission File Number: 1-14636

ABITIBI-CONSOLIDATED INC.
(Exact name of registrant as specified in its charter)

1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada H3B 5H2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Exhibit Number	Description
99.1	The Registrant's Annual Report to Shareholders for the year ended December 31, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABITIBI-CONSOLIDATED INC.
(Registrant)



Date: April 16, 2007

By:


ABITIBI
CONSOLIDATED



2006 ANNUAL REPORT

Highlights and Financial Results

06 Annual Report printed on

ALTERNATIVE BOOK™ 

6 lb (31.8 gms/m²) paper produced at the Company's Fort Frances and Beaupre mills.

ALTERNATIVE BOOK™ IS AN UNCOATED GROUNDWOOD OFFSET PAPER THAT IS EXCELLENT FOR BOOK APPLICATIONS. WITH ITS UNIQUE OPACITY, ALTERNATIVE BOOK™ PROVIDES PRINTABILITY THAT DELIVERS HIGH PERFORMANCE. TOTALLY CHLORINE FREE AT BEAUPRE AND ELEMENTARY CHLORINE FREE AT FORT FRANCES. ALTERNATIVE BOOK™ IS ENVIRONMENTALLY FRIENDLY, USING UP TO 50% LESS WOOD FIBRE THAN UNCOATED FREESHEET.

Table of Contents

FINANCIAL HIGHLIGHTS

YEARS ENDED DECEMBER 31
IN MILLIONS OF CANADIAN DOLLARS,
UNLESS OTHERWISE NOTED

	2006 $	2005 $	2004 $
FINANCIAL SUMMARY			
Sales	**4,851**	5,342	5,299
EBITDA[1,2]	**576**	649	686
Operating profit (loss) from continuing operations	**327**	(276)	(256)
Operating profit from continuing operations before specific items[1]	**136**	141	115
Net earnings (loss)	**54**	(350)	(36)
Loss before specific items[1]	**(180)**	(176)	(153)
Cash flows from (used in) continuing operating activities	**232**	164	(3)
Additions to property, plant and equipment	**165**	177	256
PER COMMON SHARE			
Net earnings (loss) – basic and diluted	**0.12**	(0.80)	(0.08)
Loss – before specific items[1]	**(0.41)**	(0.40)	(0.35)
Book value	**5.57**	5.45	6.19
Dividend declared	**0.05**	0.10	0.10
FINANCIAL RATIOS			
Return on shareholders' equity	**2.2%**	(13.7%)	(1.3%)
Net debt to total capitalization	**0.592**	0.598	0.616
EBITDA to sales[1,2]	**11.9%**	12.1%	12.9%
Operating profit (loss) from continuing operations to sales	**6.7%**	(5.2%)	(4.8%)
Operating profit from continuing operations before specific items to sales[1]	**2.8%**	2.6%	2.2%
SHARES OUTSTANDING (IN MILLIONS)			
Weighted average and at year-end	**440**	440	440
SHIPMENTS			
Newsprint[3]	**3,486**	3,972	3,971
Commercial printing papers[3]	**1,748**	1,782	1,738
Wood products[4]	**1,858**	1,965	2,169

1 Non-GAAP measures
2 EBITDA is calculated before specific items
3 In thousands of tonnes
4 In millions of board feet

DISTRIBUTION OF SALES


54%
Newsprint
15%
Wood Products
31%
Commercial Printing Papers

OUR BUSINESS AT-A-GLANCE

NEWSPRINT


9.9%
Canada
4.2%
Middle East/Africa
58.3%
United States
12.1%
Latin America
3.4%
Asia
12.1%
UK/Europe

PRODUCTS

ABINEWS®
newspapers, inserts, circulars, directories, guides & general commercial printing

MILLS

Canada
Amos (QC), Baie-Comeau (QC), Belgo (QC)*, Clermont (QC), Grand Falls (NL), Iroquois Falls (ON), Mackenzie (BC), Thorold (ON)

United States
Alabama River (AL), Augusta (GA), Lufkin (TX)*, Snowflake (AZ)

United Kingdom
Bridgewater (Eng)

* Produces mainly commercial printing papers.

COMMERCIAL PRINTING PAPERS


83.1%
United States
11.4%
Canada
2.7%
Latin America
1.6%
Middle East/Africa
1.1%
UK/Europe
0.1%
Asia

PRODUCTS

ABILITE®
telephone directories, catalogues, specialty lightweight printing

ABICAL®
inserts, flyers, circulars, magazines, catalogues, tabloids, digests

ABISERT®
newspaper insert jackets, stand-alones, durable ads, special promo sections

ABIFORM®
continuous forms, cash register receipts, stock tabs, job tickets

ABIBOOK®
paperback books, trade books, educational workbooks, colouring books

ABIBRITE®
inserts, circulars, special sections, general commercial printing

ABIOFFSET™ GRADES
EQUAL OFFSET®
ALTERNATIVE OFFSET®
INNOVATIVE OFFSET™
instruction manuals, magazines, magazine inserts, catalogue inserts, catalogue order forms, business directories, health care guides, real estate guides, trade and tour books, educational workbooks, guides and maps, direct mail, financial printing

MILLS

Canada
Alma (QC), Beaupré (QC), Belgo (QC), Fort Frances (ON), Fort William (ON), Grand Falls (NL)*, Iroquois Falls (ON)*, Kénogami (QC), Laurentide (QC)

United States
Lufkin (TX)

* Produces mainly newsprint.

WOOD PRODUCTS


43.7%
Canada
56.3%
United States

PRODUCTS

1" X 2" TO 2" X 12"
I-JOISTS
BED FRAME COMPONENTS
FURRING STRIPS
roofs, housing, remodelling, mobile homes, flooring, boxspring components

FACILITIES

Canada
Château-Richer (QC), Chibougamau (QC), Comtois (QC), Girardville-Normandin (QC), La Doré (QC) (2), Larouche (QC), La Tuque (QC) (2), Laterrière (QC), Mackenzie (BC) (2), Manseau (QC), Opitciwan (QC), Petit-Saguenay (QC), Pointe-aux-Outardes (QC) (2), Roberval (QC), Saint-Fulgence (QC), Saint-Hilarion (QC), Saint-Ludger-de-Milot (QC), Saint-Prime (QC) (2), Saint-Raymond (QC), Saint-Thomas (QC), Senneterre (QC)

LETTER TO SHAREHOLDERS



JOHN W. WEAVER
President and Chief Executive Officer

JACQUES BOUGIE
Chair of the Board

Thanks in large part to our disciplined approach to costs, we were able to maintain our leading position in key market segments. **IN ACHIEVING OVER $200 MILLION IN COST AND MARKET MIX IMPROVEMENTS BY YEAR'S END, WE CLEARLY BEAT OUR ORIGINAL $175 MILLION COMMITMENT.** We also launched a cost-cutting program designed to yield an additional annual savings of $35 million in SG&A expenses by mid-2007. As of the end of 2006, **WE ACHIEVED $40 MILLION IN SG&A COST REDUCTIONS, EXCEEDING OUR GOAL SIX MONTHS AHEAD OF SCHEDULE.** These efforts were offset by rising energy and fibre costs as well as increasing pension expense. The continued appreciation of the Canadian dollar also had a negative impact.

DECISIVE ACTION CALLED FOR AND DELIVERED

In response to the changing dynamics of the market, on numerous occasions over the past several years we took decisive action–including the elimination of high-cost capacity and the timely divestment of certain non-core assets–to help Abitibi-Consolidated emerge stronger and better equipped to compete in today's global marketplace. In that regard, it should be noted that the permanent closure of 434,000 tonnes of high-cost newsprint capacity in December of 2005 is yielding the desired results, enabling us to realize improved EBITDA and better margins in our newsprint segment.

Similarly, in February 2006, we announced the permanent closure of a 60,000-tonne newsprint machine at our Bridgewater, U.K. mill. We also converted 100,000 tonnes of newsprint capacity at our Belgo mill in Shawinigan, Québec to the production of commercial printing papers. In October, deteriorating market conditions for wood products–mainly as a result of a steep decline in U.S. housing starts, coupled with escalating production and fibre costs–necessitated market-related downtime at five Québec sawmills.

While we act to improve the competitiveness of the business for the longer-term benefit of all stakeholders, we understand the impact cutbacks and closures have had on communities. ***Our Company–and our industry–remain vital economic engines, helping drive the economies of rural Canada and many parts of the rural United States.*** The decision, announced in July 2006, to suspend Abitibi-Consolidated's quarterly dividend was another very tough call, albeit the correct one given the circumstances.

During 2006, we announced the intention to exercise our option to acquire the remaining 47.5% interest in Augusta Newsprint. The acquisition has now been rescheduled; however, we will proceed with the sale of 55,000 acres of woodlands situated in the Augusta region, with all proceeds of the sale going to the Company.

STRATEGIC INITIATIVE IN ENERGY

Efforts to enhance returns have not been limited to the Company's core business activities (newsprint, commercial printing papers and wood products). We have also been exploring strategic initiatives in energy that would enable us to leverage the intrinsic value of assets to create added value for shareholders.

EFFORTS TO ENHANCE RETURNS HAVE NOT BEEN LIMITED TO THE COMPANY'S CORE BUSINESS ACTIVITIES.

In mid-2006, we stated our intention to monetize a portion of our hydroelectric generating capacity in the province of Ontario. In a private transaction with Caisse de dépôt et placement du Québec, we announced in January of 2007 that the Company will retain a 75% interest in the new ACH Limited Partnership, while the Caisse will acquire a 25% interest. The transaction, on a consolidated basis, is expected to yield gross proceeds of $297.5 million to Abitibi-Consolidated, inclusive of the Caisse lending $250 million to the partnership. ***This transaction provides for an energy-related investment vehicle that will represent a new avenue for profitable growth while generating immediate proceeds to provide increased financial flexibility.***

DEBT REDUCTION REMAINS A PRIORITY

For several years now, we have been aligning free cash flows and utilizing the proceeds of asset sales to strengthen our balance sheet. The US$239 million in returned countervailing and anti-dumping duty deposits in late 2006, following settlement of the Canada-U.S. softwood lumber dispute, was also earmarked for debt reduction. ***As of December 31, 2006, our long-term debt stood at $3.9 billion, down 36 percent from a peak of $6.1 billion at the end of 2001.*** We have made important progress and debt reduction remains a top priority.

EMPLOYEE HEALTH AND SAFETY

We consider the health and safety of our employees to be of paramount importance. Although we managed to reduce the key Occupational Safety and Health Administration (OSHA) frequency rate for the fifth year running and realized a 16% improvement in 2006, we regrettably suffered two work-related fatalities. The circumstances of those accidents have been thoroughly investigated and represent a galvanizing event to place even more emphasis on this critical area.

CONTINUED FOCUS ON COSTS

As indicated above, we have continued our disciplined approach to costs. Despite a steady upward trend in prices for key inputs, ***we have been successful in containing our costs of products sold.*** In fact, the average cost of our combined paper segments (expressed in Canadian currency) actually declined, albeit marginally, over the period 2001 to 2006.

NEWSPRINT

As noted above, ***the Company's newsprint operations are beginning to reap the benefits of initiatives taken over the past several years, with particular focus on costs.*** While shipments declined 12% to 3,486,000 tonnes in 2006, newsprint EBITDA margin increased from 13.9% to 16.5%. Additionally, newsprint inventories remained low throughout the year as overall supply remained in balance.

COMMERCIAL PRINTING PAPERS

While demand for traditional uncoated free sheet has been declining, ***sales of our environmentally friendly ABIOFFSET™ grades continued to increase,*** climbing 11.6% in 2006 to over 470,000 tonnes. We enjoyed strong sales growth in glossy grades as well. Although we have generally done a commendable job keeping costs in line, our commercial printing papers business–with production capacity entirely located in Canada and sales primarily in the United States–has been particularly impacted by the strength of the Canadian dollar.

WOOD PRODUCTS

The wood products segment experienced a complete reversal of fortune from the outstanding performance of 2005. It was buffeted on one side by a steep decline in U.S. housing starts–particularly in the latter half of the year–which was reflected in significantly lower demand and pricing for lumber, and from the other side by the high cost and decreased availability of fibre in Québec, where the majority of the Company's sawmills are situated. Lumber prices, which peaked at well over US$500 per thousand board feet at the top of the cycle, had fallen to below the US$300 mark by the fourth quarter of 2006. On an encouraging note, ***the Company welcomed resolution of the softwood lumber dispute.*** Aside from facilitating the return of US$239 million of countervailing and anti-dumping duties, the settlement provides an important measure of clarity regarding market access going forward, which will enable us to adjust our strategy accordingly.

FIBRE PROCUREMENT AND FOREST MANAGEMENT

Continued progress in fibre procurement also extends to our range of initiatives in the area of recycling. In recent years, we have made significant direct investments in our recycling operations and are currently evaluating expansion opportunities in an effort to capture additional value from consumer and commercial sources. Abitibi-Consolidated's position as one of the leading recyclers of old newspapers and magazines in North America and the United Kingdom represents both a cost hedge and an integrated, assured supply of fibre. Of course, ***recycling aligns with the Company's commitment and that of our customers to sustainability.***

WE HAVE CERTIFIED 15.8 MILLION HECTARES OF FOREST ENTRUSTED TO OUR CARE.

It is also important to note that the Company has obtained and maintained certification for 99.4% of its forest operations. As a result, we have certified 15.8 million hectares of forest entrusted to our care. We have also made an important measure of progress on "chain of custody" to track our external fibre sourcing.

ACKNOWLEDGEMENTS

In October 2006, the Company announced that Jacques Bougie, a director since 2004, would assume the role of Chair of the Board upon the retirement, effective January 1, 2007, of Richard Drouin. We wish to take this opportunity to formally thank Mr. Drouin, who first joined our Board in 1995 and was appointed Chair in 2001, for his tremendous contributions. On Richard's watch, Abitibi-Consolidated enhanced its governance practices and his leadership provided an infusion of new boardroom talent. A special thanks also goes to David Ward who retired in May 2006 as a Board member, following 20 years of service. We would like to formally welcome two outstanding newcomers to the Board, John Q. Anderson and David Galloway. These appointments are in keeping with our commitment to maintain a rigorous focus on strong governance and to provide an expanded breadth of expertise and depth of experience. Finally, we wish to thank our employees for their hard work and commitment.

OUTLOOK FOR 2007

While 2007 promises to be another challenging year, the longer-term outlook is cause for optimism. In January 2007, Abitibi-Consolidated and Bowater announced an agreement to combine in an all-stock merger of equals. AbitibiBowater Inc. will be a global leader with a brighter future than either company would have on its own. The combined company's ability to realize significant synergies will increase shareholder value, improve financial flexibility and better position it to compete in today's increasingly competitive global marketplace. Combining the companies is also the best way to continue to contribute to the local and regional economies of the communities in which we operate.

ABITIBIBOWATER INC. WILL BE A GLOBAL LEADER WITH A BRIGHTER FUTURE THAN EITHER COMPANY WOULD HAVE ON ITS OWN.

The combined company will be the 3rd largest publicly traded paper and forest products company in North America and the 8th largest in the world. It will offer customers one-stop shopping for a full range of products. AbitibiBowater's product lines will include newsprint, uncoated and coated mechanical papers, market pulp and wood products. The combined company will also be a world leader in recovery and recycling of newspapers and magazines as it builds on the existing efforts of both companies to be leaders in environmentally sustainable production practices.

The combination is expected to generate approximately US$250 million in annualized cost synergies from improved efficiencies in such areas as production, SG&A costs, distribution and procurement. These synergies are in addition to the cost saving initiatives already in process at both companies.

The merger is anticipated to close during the third quarter of 2007. Until that time, both companies will continue to operate independent of one another and our focus will remain on costs, cash generation and debt reduction.

The past five years have been challenging for our entire industry, which has had to cope with a difficult business climate, fundamental changes in the markets for many of our key products, significant increases in energy and fibre costs and the unprecedented strengthening of the Canadian dollar. At Abitibi-Consolidated, we have responded by reinventing and renewing the Company. ***Our focus on costs and productivity, our commitment to customers and to the introduction of groundbreaking new products, our strategic initiatives in energy and recycling–these are all indicative of the dynamism and innovative thinking that define today's Abitibi-Consolidated.*** The recently announced merger of equals with Bowater is yet another critical step in the continuing evolution of our Company.

However, our work is not yet complete–and won't be until shareholder value is generated on a consistent basis. We are confident that, going forward, the value created through our ongoing efforts should be reflected in our share price, rewarding all stakeholders with an appropriate level of returns.



JOHN W. WEAVER
PRESIDENT AND CHIEF EXECUTIVE OFFICER



JACQUES BOUGIE
CHAIR OF THE BOARD

MAP OF OPERATIONS

N	Newsprint
C	Commercial Printing Papers
S	Sawmills
W	Wood Remanufacturing
E	Engineered Wood
H	Hydroelectric Power
Co	Cogeneration
P	Pulp
R	Recycling

CANADA

UNITED KINGDOM

UNITED STATES

CANADA

QUÉBEC

Newsprint
Amos / Baie-Comeau / Belgo / Clermont

Commercial Printing Papers
Alma / Beaupré / Belgo / Kénogami / Laurentide

Sawmills
Chibougamau / Comtois / Girardville–Normandin / La Doré / La Tuque (2) / Laterrière / Opitciwan / Petit-Saguenay / Pointe-aux-Outardes (2) / Roberval / Saint-Fulgence / Saint-Hilarion / Saint-Ludger-de-Milot / Saint-Raymond / Saint-Thomas / Senneterre

Wood Remanufacturing
Château-Richer / La Doré / Manseau / Saint-Prime

Engineered Wood
Larouche / Saint-Prime

Hydroelectric Power
Hydro-Saguenay / Manicouagan

ONTARIO

Newsprint
Iroquois Falls / Thorold

Commercial Printing Papers
Fort Frances / Fort William / Iroquois Falls

Hydroelectric Power
Fort Frances / Iroquois Falls / Kenora

Cogeneration
Fort Frances

Pulp
Fort Frances

Recycling
Thorold

BRITISH COLUMBIA

Newsprint
Mackenzie

Sawmills
Mackenzie (2)

Cogeneration
Mackenzie

NEWFOUNDLAND AND LABRADOR

Newsprint
Grand Falls

Commercial Printing Papers
Grand Falls

Hydroelectric Power
Exploits River / Grand Falls / Star Lake

UNITED STATES

Newsprint
Alabama River, AL / Augusta, GA / Lufkin, TX / Snowflake, AZ

Commercial Printing Papers
Lufkin, TX

Cogeneration
Lufkin, TX / Snowflake, AZ

Recycling
Baltimore, MD / Boston, MA / Buffalo, NY / Chicago, IL / Cincinnati, OH / Cleveland, OH / Columbus, OH / Dallas–Fort Worth, TX / Detroit, MI / Houston, TX / Indianapolis, IN / Kansas City, MO / Philadelphia, PA / Phoenix, AZ / Pittsburgh, PA / San Antonio–Austin, TX / Saint Louis, MO / Tulsa–Oklahoma City, OK

UNITED KINGDOM

Newsprint
Bridgewater, CHESHIRE, ENGLAND

Recycling
Claycross, DERBYSHIRE, ENGLAND / Croy, NORTH LANARKSHIRE, SCOTLAND / Edinburgh, EAST LOTHIAN, SCOTLAND / Hersham, SURREY, ENGLAND / Liverpool, MERSEYSIDE, ENGLAND / Middlesbrough, TEESIDE, ENGLAND / Nottingham, NOTTINGHAMSHIRE, ENGLAND / Sefton, MERSEYSIDE, ENGLAND / St. Helens, MERSEYSIDE, ENGLAND / Stoke-on-Trent, STAFFORDSHIRE, ENGLAND

NEWSPRINT AND COMMERCIAL PRINTING PAPERS AT-A-GLANCE

AS AT DECEMBER 31, 2006 (CAPACITY IN THOUSANDS OF TONNES)

MILLS	NUMBER OF PAPER MACHINES	NEWSPRINT	SC PAPERS	*ALTERNATIVE & EQUAL OFFSET &* HI-BRITE	DIRECTORY PAPER	SPECIALTY, BULKY NEWS AND OTHER	MARKET PULP	TOTAL COMMERCIAL PRINTING PAPERS & PULP	TOTAL MILL CAPACITY
CANADA									
Alma (QC)	3	–		205	145			350	350
Amos (QC)	1	207						–	207
Baie-Comeau (QC)	4	577						–	577
Beaupré (QC)	2	–		223				223	223
Belgo (QC)	4	116		130		130		260	376
Clermont (QC)	2	354						–	354
Fort Frances (ON)	3	–	72	216			93	381	381
Fort William (ON)	1	–				141		141	141
Grand Falls (NL)	2	191				10		10	201
Iroquois Falls (ON)	2	240				38		38	278
Kénogami (QC)	2	–	207					207	207
Laurentide (QC)	2	–	360					360	360
Mackenzie (BC)	1	186						–	186
Thorold (ON)	2	414						–	414
	31	2,285	639	774	145	319	93	1,970	4,255
UNITED STATES									
Alabama River (AL)	1	264						–	264
Augusta (GA)	2	426						–	426
Lufkin (TX)	2	150	234					234	384
Snowflake (AZ)	2	375						–	375
	7	1,215	234	–	–	–	–	234	1,449
UNITED KINGDOM									
Bridgewater (Eng)	2	209						–	209
	2	209	–	–	–	–	–	–	209
	40	3,709	873	774	145	319	93	2,204	5,913

WOOD PRODUCTS AT-A-GLANCE

AS AT DECEMBER 31, 2006

		FACILITIES	OWNERSHIP	SHARE OF PRODUCTION CAPACITY MLf	SHARE OF PRODUCTION CAPACITY MBf
SAWMILLS					
Québec					
Abitibi	Comtois, Senneterre	2	100%		280
Lac-Saint-Jean	Chibougamau, Girardville–Normandin, La Doré, Roberval, Saint-Thomas	5	100%		583
	Saint-Ludger-de-Milot (Produits Forestiers Petit-Paris)	1	50%		44
Saguenay	Laterrière, Petit-Saguenay, Saint-Fulgence (Produits Forestiers Saguenay)	3	77%		209
Mauricie	La Tuque	1	100%		79
	La Tuque (Produits Forestiers La Tuque)	1	82%		49
Côte-Nord	Pointe-aux-Outardes	2	100%		181
Québec	Saint-Raymond	1	100%		34
	Saint-Hilarion	1	100%		51
British Columbia					
Mackenzie		2	100%		549
Intercompany Transactions					(218)
Total–Sawmills		**19**			**1,841**
REMANUFACTURING AND ENGINEERED WOOD FACILITIES					
Lac-Saint-Jean	Saint-Prime, La Doré	2	100%		46
	Larouche, Saint-Prime (Abitibi-LP Engineering Wood Inc.)	2	50%	73	
Québec	Château-Richer, Manseau	2	100%		88
Total–Remanufacturing and Engineered Wood Facilities		**6**		**73**	**134**

The Company holds a 45% investment in Société en Commandite Scierie Opitciwan, in Obedjiwan, Québec, which has an annual production capacity of 27 MBf. The investment in this company is accounted for using the equity method in the Company's consolidated financial statements.

HYDROELECTRIC POWER AT-A-GLANCE

AS AT DECEMBER 31, 2006

	MANICOUAGAN POWER COMPANY (BAIE-COMEAU)	STAR LAKE HYDRO PARTNERSHIP (GRAND FALLS)	GRAND FALLS	FORT FRANCES	KENORA	IROQUOIS FALLS	HYDRO SAGUENAY (ALMA AND KÉNOGAMI)	TOTAL
% Ownership	60	51	100	100	100	100	100	
Capacity (MW)	326	15	61	27	18	92	162	701
Share of capacity (MW)	196	8	61	27	18	92	162	564
Generation (MWh)	2,889,460	147,771	483,010	138,514	66,332	543,342	1,142,821	5,411,250
Share of generation (MWh)	1,733,676	75,363	483,010	138,514	66,332	543,342	1,142,821	4,183,058
Share of generation received (MWh)	632,675	75,363	461,092	138,514	66,332	543,342	1,142,821	3,060,139
Average power price market reference ($/MWh)								49
Average generation cash cost ($/MWh)								9
Impact on EBITDA[1,2] (IN MILLIONS OF DOLLARS)								123

The Company also has an investment of 49% in Exploits River Hydro Partnership which generated 168,216 MWh during the year 2006. This investment is accounted for using the equity method. Therefore, it has no impact on EBITDA.

1 Non-GAAP measures

2 EBITDA impact if power had been acquired at prevailing markets rates.

Table of Contents

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL STATEMENTS

MD&A

Management's Discussion and Analysis

MARCH 6, 2007

OVERVIEW AND HIGHLIGHTS OF 2006

The Company's consolidated financial statements are expressed in Canadian dollars and prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). These financial statements differ in certain respects from those prepared in accordance with United States GAAP and are not intended to provide certain disclosures which would be found in United States GAAP financial statements. These measurement and disclosure differences are described in Note 29 of the consolidated financial statements.

Abitibi-Consolidated is **A GLOBAL LEADER IN NEWSPRINT AND UNCOATED GROUNDWOOD (COMMERCIAL PRINTING) PAPERS AS WELL AS A MAJOR PRODUCER OF WOOD PRODUCTS**, generating sales of $4.9 billion in 2006. The Company owns or is a partner in 19 paper mills, 20 sawmills, 4 remanufacturing facilities and 2 engineered wood facilities in Canada, the United States and the United Kingdom. Abitibi-Consolidated supplies customers in approximately 70 countries and employs approximately 12,500 people. Responsible for the forest management of approximately 15.8 million hectares of woodlands in Canada, the Company is committed to the sustainability of the natural resources in its care. Abitibi-Consolidated is also amongst North America's largest recyclers of newspapers and magazines, serving 21 metropolitan areas in Canada and the U.S., and 13 regions in the U.K., with more than 28,000 Paper Retriever® and paper bank containers.

Abitibi-Consolidated is one of the lowest-cost global newsprint producers, annually marketing approximately 4 million tonnes of newsprint, including third-party volumes, 2 million tonnes of commercial printing papers and 2 billion board feet of lumber.

KEY EVENT

ABITIBI-CONSOLIDATED INC. AND BOWATER INCORPORATED TO MERGE

On January 29, 2007, Abitibi-Consolidated Inc. and Bowater Incorporated announced a definitive agreement to combine in an all-stock merger of equals. The combination will create a new leader in publication papers. The combined company, which will be called AbitibiBowater Inc., will have pro forma annual revenues of approximately US$7.9 billion ($9.3 billion), making it the 3rd largest publicly traded paper and forest products company in North America and the 8th largest in the world. The combined enterprise value of the two companies at the time of the announcement was in excess of US$8 billion ($9.4 billion).

ABITIBI BOWATER INC. WILL BE THE 3RD LARGEST PUBLICLY TRADED PAPER AND FOREST PRODUCTS COMPANY IN NORTH AMERICA.

John W. Weaver, President and Chief Executive Officer of Abitibi-Consolidated, will be Executive Chairman of AbitibiBowater, and David J. Paterson, Chairman, President and Chief Executive Officer of Bowater, will be President and Chief Executive Officer of AbitibiBowater. The AbitibiBowater Board of Directors will consist of 14 directors, 7 from each company.

AbitibiBowater's headquarters and executive office will be located in Montréal, Québec, with a U.S. regional manufacturing and sales office in Greenville, South Carolina. The company, which will be incorporated in Delaware as the new parent company, will apply to list its shares on the New York and Toronto stock exchanges.

Under the terms of the transaction, each common share of Abitibi-Consolidated will be exchanged for 0.06261 common share of AbitibiBowater, and each Bowater common share will be exchanged for 0.52 common share of AbitibiBowater. The exchange ratio will result in 48% of AbitibiBowater being owned by former Abitibi-Consolidated shareholders and 52% of AbitibiBowater being owned by former Bowater shareholders.

The combination is expected to generate approximately US$250 million ($295 million) of annualized cost synergies from improved efficiencies in such areas as production, selling, general and administrative (SG&A) costs, distribution and procurement. These synergies are in addition to cost saving initiatives already in process at both companies.

The combination has been approved unanimously by the Boards of Directors of both companies, which received fairness opinions from their respective financial advisors. The combination is subject to approval by the shareholders of both companies, regulatory approvals, and customary closing conditions. It is expected to be completed in the third quarter of 2007. Abitibi-Consolidated and Bowater will continue to operate separately until the transaction closes.

$54 MILLION NET EARNINGS

Abitibi-Consolidated reported net earnings of $54 million, or 12 cents per share, in 2006 compared to a loss of $350 million, or 80 cents per share, in the previous year. Before the impact of foreign currency translation and other specific items, net earnings would have been a loss of $180 million or 41 cents per share in 2006, compared to a loss of $176 million or 40 cents per share in 2005.

ABITIBI-CONSOLIDATED REPORTED NET EARNINGS OF $54 MILLION, OR 12 CENTS PER SHARE, IN 2006.

The Company's operating profit from continuing operations amounted to $327 million on sales of $4,851 million in 2006, compared to an operating loss of $276 million on sales of $5,342 million in 2005. Excluding specific items, operating profit from continuing operations, in 2006, amounted to $136 million compared to $141 million in 2005.


5,299
5,342
4,851
04 05 06
SALES
686
649
576
04 05 06
EBITDA¹
115
141
136
$327
$(256)
$(276)
04 05 06
OPERATING PROFIT (LOSS) FROM CONTINUING OPERATIONS
(153)
(176)
(180)
54
(36)
(350)
04 05 06
NET EARNINGS (LOSS)

In millions of dollars (Lines = As per financial statements, Bars = Before specific items¹)

TABLE 1 Summary of financial information

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS

	AS PER FINANCIAL STATEMENTS		BEFORE SPECIFIC ITEMS¹	
	2006 $	2005 $	**2006** $	2005 $
Sales	**4,851**	5,342	**4,851**	5,342
EBITDA	**N/A**	N/A	**576**	649
Operating profit (loss) from continuing operations	**327**	(276)	**136**	141
Net earnings (loss)	**54**	(350)	**(180)**	(176)
$ per share	**0.12**	(0.80)	**(0.41)**	(0.40)

1 Non-GAAP measures

The decrease in sales shown in Table 1 is mainly attributable to lower sales volume in the Company's three business segments, particularly in the Newsprint segment where the Company permanently closed two mills in December of 2005, and to a stronger Canadian dollar compared to the U.S. currency. This was partly offset by higher prices in the Company's paper business segments.

IN-DEPTH OPERATIONS REVIEW

On January 26, 2005, the Company announced an in-depth operations review to be implemented over a two-year period. The plan initially targeted an improvement of $175 million in earnings before interest, taxes, depreciation and amortization (EBITDA) related to cost reduction, productivity and market mix, while it targeted $75 million from increased revenue related to future *Alternative Offset®* and *Equal Offset®* conversions, and the relaunch of the Lufkin, Texas mill. As a result of this review, the Company took the following actions:

- The restructuring of the Newfoundland operations, which led to labour reductions, the permanent closure of the Stephenville paper mill and the announcement of the permanent closure of paper machine number seven at Grand Falls. The Stephenville paper mill had an annual production capacity of approximately 194,000 tonnes of newsprint. The machine at Grand Falls has an annual production capacity of approximately 60,000 tonnes of newsprint;
- The permanent closure of the Kenora, Ontario paper mill, which resulted in the permanent removal of 240,000 tonnes of newsprint capacity annually;
- The permanent closure of one paper machine at the Bridgewater mill, in the U.K., which resulted in the permanent removal of 60,000 tonnes of annual capacity;
- The sale of the Company's 196,000 hectares (or about 485,000 acres) of privately owned timberlands located near Thunder Bay, Ontario;
- Other initiatives focusing on cost and productivity improvements.

THE COMPANY ACHIEVED OVER $200 MILLION IN EBITDA IMPROVEMENT, EXCEEDING THE $175 MILLION TARGET.

By the end of 2006, the Company achieved over $200 million in EBITDA improvement, exceeding the $175 million target. However, none of the additional $75 million target, from increased revenue, has been realized, the Company having delayed both the future *Alternative Offset®* and *Equal Offset®* conversions and the relaunch of the Lufkin mill.

SG&A INITIATIVE

In April of 2006, the Company began a review of its SG&A costs to reduce these expenses at Head Office, as well as the general and administrative costs incurred at the mills, where these expenses are included in the cost of products sold. The objective was to remove $35 million of cost annually, by the middle of 2007, through process improvements, regionalization or centralization of certain functions, as well as eliminating some expenses.

THE COMPANY HAD REALIZED $40 MILLION IN COST IMPROVEMENTS.

At the end of 2006, the Company had realized $40 million in cost improvements. The savings occurred faster than anticipated and the Company is confident it will maintain that level of savings on an ongoing basis.

LUMBER DISPUTE SETTLEMENT

With respect to the softwood lumber dispute, as of December 12, 2005, the Company's softwood lumber exports to the United States were subject to estimated duties of 8.7% for countervailing duties (CVD) and of 3.2% for anti-dumping duties (AD). The duty deposit rates originally imposed on the Company by the U.S. government in 2002 were 18.79% for CVD and 12.44% for AD.

In April 2006, the governments of Canada and the United States reached a framework agreement for a settlement of the dispute (the Agreement) which was implemented on October 12, 2006. Under the Agreement, the United States terminated the AD and CVD orders and ceased collecting cash deposits of AD and CVD duties as of that date. The two governments also have taken steps to seek to terminate all related litigation, including all cases to which the Company was a party.

Under the terms of the Agreement, all but US$1 billion of duty deposits by Canadian producers was to be returned. According to the terms of the Agreement, the Company sold the right to its refunds to Export Development Canada (EDC), pursuant to which the Company received an amount equal to the CVD and AD deposits it had paid, less its share of the US$1 billion that will not be reimbursed. As of October 12, 2006, Abitibi-Consolidated had paid a total of approximately US$258 million in AD and CVD deposits. In December of 2006, the Agreement received final approval by the Canadian

Parliament and the Company received US$239 million from EDC representing approximately 81.94% of the deposit amounts, plus interest accruing from the date of deposit to the date of liquidation. This amount represents the total of the refunds the Company was entitled to receive.

Since October 12, 2006, exports of softwood lumber to the United States are subject to either a three-tiered export tax or a combination of a lower-tiered export tax and volume restrictions, as elected region by region. These measures will be effective during periods when a U.S. market benchmark composite price for lumber is at or below US$355 per thousand board feet. Since January 1, 2007, all Québec mills are subject to monthly quotas and a tax which ranges between 0 and 5% depending on the Framing Lumber Composite Price (FLCP). For the operations in British-Columbia, the volume is not limited, but the tax could range from 0 to 15% depending on the FLCP, and if volumes exported exceed the allocation for this region, the tax will be increased by 50%. The agreement is for a minimum seven-year term, but could be terminated after two years (although the U.S. lumber coalition could not file new AD or CVD cases for a minimum three-year period).

SALE OF PANASIA

On November 17, 2005, Abitibi-Consolidated announced that it had completed the sale of its 50% share ownership in Pan Asia Paper Company Pte Ltd (PanAsia) to Norske Skogindustrier ASA (Norske Skog) of Norway. Therefore, effective with the third quarter of 2005 financial reporting, the information pertaining to PanAsia was no longer proportionally included in the Company's consolidated financial statements but presented as discontinued operations. Also, the Company has reclassified its historical information to exclude PanAsia's results from continuing operations.

As a result of this transaction, Abitibi-Consolidated reduced its net debt level by approximately $1 billion when compared to the second quarter of the 2005 financial report, improving its balance sheet and liquidity position, as well as providing financial flexibility for the future.

DIVIDENDS AND SHARES OUTSTANDING

Dividends paid in 2006 amounted to $22 million compared to $44 million in 2005. On July 25, 2006, the Company's Board of Directors suspended dividend payments.

The weighted average number of shares outstanding remained constant at 440 million during both years in 2006 and 2005, while there were 14.5 million options outstanding at the end of 2006 compared to 13.6 million at the end of 2005.

SPECIFIC ITEMS IMPACTING RESULTS AND NON-GAAP MEASURES

The Company's operating results include specific items that are not related to normal operating activities and make the comparison of results difficult from period to period. Abitibi-Consolidated compares its performance as well as those of its business segments before specific items based on EBITDA, operating profit (loss) from continuing operations, net earnings (loss), net earnings (loss) per share and other such measures. Specific items include gain or loss on translation of foreign currencies, mill closure and other elements, asset write offs or write downs, income tax adjustments related to the finalization of prior-year audits, impact of changes in income tax legislation and other items that do not relate to normal operating activities. Operating profit (loss) from continuing operations before specific items, net earnings (loss) before specific items, net earnings (loss) per share before specific items and other such measures before specific items such as EBITDA are not measures prescribed by the Canadian GAAP.

Management uses both GAAP and non-GAAP measures to evaluate results of operations and believes that investors and other readers should be aware of both measures in order to more meaningfully evaluate operations. Some of the key users of the Company's financial information, including analysts and creditors, request that these measures be made publicly available.

The use of operating profit (loss) from continuing operations and EBITDA has certain material limitations because they exclude the recurring expenditures of financing expenses and income taxes. These expenses are necessary components of the Company's costs because Abitibi-Consolidated is required over time to pay cash income taxes and to pay interest on its indebtedness. Management compensates for these limitations to the use of operating profit (loss) from continuing operations and EBITDA by using them as only supplementary measures of profitability.

The Company believes that the impact of the key business drivers (price, volume and foreign exchange) on its results is more readily understandable when isolated from the specific items. The specific items are then separately identifiable and discussed in detail so that the impact of those items on the results may be understood. Abitibi-Consolidated believes this gives the reader an easy to follow format where specific items are brought to the forefront immediately, allowing the reader to focus on these points separately.

Measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies, and therefore should not be considered in isolation. It is important for readers to understand that certain items may be presented in different lines on the financial statements thereby leading to different measures for different companies. However, the Company believes this is useful supplemental information as it provides an indication of performance and comparative trends excluding these specific items. Readers should be cautioned, however, that this information should not be confused with or used as an alternative to measures prescribed by the Canadian GAAP.

SPECIFIC ITEMS IMPACTING OPERATING PROFIT (LOSS) FROM CONTINUING OPERATIONS

In 2006, the Company's operating results were positively impacted by $191 million of specific items. In December of 2006, following the lumber dispute settlement, the Company recorded income of $171 million mainly related to the unrecognized portion of the CVD and AD deposits that were refunded. In December of 2004, the Company recognized US$52 million of CVD and AD in its consolidated financial statements. Also, following the sale of the permanently closed Sheldon, Texas mill, Abitibi-Consolidated recorded an $18 million gain on disposal of assets under mill closure and other elements. During 2006, the Company recorded $9 million in mill closure and other elements mainly attributable to restructuring charges related to the SG&A review announced in the second quarter of 2006, partly offset by a reduction of the provision for mill closures. In the second quarter of 2006, the Company recognized in its SG&A expenses a credit of $11 million related to prior-years provisions of capital tax, which impacted the Newsprint, Commercial Printing Papers and Wood Products segments by $6 million, $3 million and $2 million, respectively.

In 2005, Newsprint operating results were negatively impacted by $292 million due to asset write downs of $203 million and provisions for mill closure costs of $89 million mainly related to the permanent closure of the Kenora and Stephenville paper mills as well as one paper machine in Bridgewater. Also, the Newsprint segment was negatively impacted by $44 million due to impairment of the long-lived assets of the Lufkin mill and the recognition of a liability related to an early retirement program and labour force reductions for $9 million. Commercial Printing Papers operating results were negatively impacted by $71 million due to impairment of the long-lived assets of the Lufkin and Thunder Bay (Fort William) paper mills for $124 million, partly offset by a gain of $53 million on the sale of timberlands. Operating results in the Wood Products segment were negatively impacted by $1 million, mainly due to mill closure costs of the Champneuf, Québec sawmill.

Table 2 highlights the impact of the above specific items on operating results from continuing operations by segment.

TABLE 2 Operating profit (loss) from continuing operations

IN MILLIONS OF DOLLARS

	AS PER FINANCIAL STATEMENTS		BEFORE SPECIFIC ITEMS[1]	
	2006 $	2005 $	**2006** $	2005 $
Newsprint	**215**	(228)	**192**	117
Commercial Printing Papers	**(32)**	(89)	**(28)**	(18)
Wood Products	**144**	41	**(28)**	42
	327	(276)	**136**	141

1 Non-GAAP measures

OTHER SPECIFIC ITEMS IMPACTING NET EARNINGS (LOSS)

Other than specific items already covered in the previous section, Abitibi-Consolidated recorded in 2006 positive income tax adjustments of $79 million, mainly related to the prospective reduction in the Canadian federal income tax rate, an after-tax interest income of $22 million, which represented the interest portion of the CVD and AD refunds, and an after-tax gain on translation of foreign currencies of $6 million.

In 2005, the Company recorded an after-tax gain on translation of foreign currencies of $90 million, mainly from the stronger Canadian currency at the end of the year compared to the U.S. dollar, in which most of Abitibi-Consolidated's long-term debt is denominated. Also, the Company recorded favourable income tax adjustments of $27 million attributable to positive income tax adjustments mainly related to the finalization of prior-year audits, partly offset by negative income tax adjustments due to an increase in tax rate. The Company recorded an unfavourable after-tax amount of $17 million in its financial expenses, mainly due to the premium paid on early debt repayment. The $10 million after-tax loss recorded by the Company on the sale of its interest in PanAsia is attributable to a fiscal gain higher than the accounting gain.

TABLE 3 Impact of specific items[1]

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS

	2006		2005	
	BEFORE TAX $	AFTER TAX $	BEFORE TAX $	AFTER TAX $
Net earnings (loss) as reported in the financial statements		**54**		(350)
$ per share		**0.12**		(0.80)
Specific items:				
Impacting operating profit (loss) from continuing operations (included in Table 2)	**(191)**	**(127)**	417	264
Loss (gain) on translation of foreign currencies	**(10)**	**(6)**	(101)	(90)
Loss (gain) on sale of PanAsia	**–**	**–**	(3)	10
Financial expenses (income)	**(32)**	**(22)**	24	17
Income tax expense (recovery)		**(79)**		(27)
Net earnings (loss) excluding specific items[1]		**(180)**		(176)
$ per share[1]		**(0.41)**		(0.40)

1 Non-GAAP measures

RESULTS BEFORE SPECIFIC ITEMS

As specific items have already been covered in the previous section, the following comparison and analysis will focus on the Company's performance only related to normal operating activities.

CONSOLIDATED RESULTS BEFORE SPECIFIC ITEMS

Before specific items, the $5 million reduction in operating profit from continuing operations, in 2006, is mainly attributable to the strength of the Canadian dollar, higher cost of products sold and lower sales volume. These were partially offset by higher prices in the Company's two paper business segments, lower amortization expense, lower CVD and AD and lower SG&A costs mainly attributable to the SG&A initiative.

In 2006, EBITDA was $576 million, or 11.9% of sales, compared to $649 million, or 12.1% of sales in 2005.

TABLE 4 Consolidated results before specific items[1]

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS

		FAV/(UNFAV) VARIANCE DUE TO:				
	2006 $	VOLUME $	FOREIGN EXCHANGE $	PRICES $	COSTS $	**2005** $
Sales	**4,851**	(432)	(295)	236	–	5,342
Cost of products sold	**3,612**	309	43	–	(98)	3,866
Distribution costs	**517**	48	13	–	13	591
CVD, AD and other duties	**2**	4	2	–	59	67
SG&A	**144**	–	1	–	24	169
EBITDA[1]	**576**	(71)	(236)	236	(2)	649
Amortization	**440**	–	5	–	63	508
Operating profit (loss) from continuing operations	**136**	(71)	(231)	236	61	141
Financial expenses	**339**					388
Other expenses	**28**					10
Income tax expense (recovery)	**(84)**					(95)
Share of earnings from investments subject to significant influence	**4**					2
Non-controlling interests	**(37)**					(29)
Earnings from discontinued operations	**–**					13
Net earnings (loss)	**(180)**					(176)
$ per share	**(0.41)**					(0.40)

1 Non-GAAP measures

Sales were $4,851 million in 2006, compared to $5,342 million in 2005. The decrease in sales was mainly attributable to lower sales volume in the Company's three business segments and most specifically in the Newsprint segment where the Company permanently closed two mills in December 2005, and by a stronger Canadian dollar compared to the U.S. currency. This was partly offset by higher prices in the Company's paper business segments.

Cost of products sold was $3,612 million in 2006, compared to $3,866 million in 2005. This decrease was mainly attributable to lower sales volume particularly in the Newsprint segment and the strength of the Canadian dollar reflected in the costs of the Company's U.S. newsprint mills, partly offset by higher operating costs per unit. The increase in the Company's operating costs per unit is mainly due to higher input prices for energy and fibre as well as pension and other employee future benefits. These increases were partly offset by productivity improvements and by reducing input usage.

Distribution costs were $517 million in 2006, compared to $591 million in 2005. Cost decreases were mainly due to improvements in transportation mode and logistics as well as the strength of the Canadian dollar and lower sales volume particularly in the Newsprint segment.

In 2006, following the lumber dispute settlement, the Company recorded no CVD or AD, before specific items, but $2 million of export tax. In 2005, the Company recorded $67 million of CVD and AD deposits. More details are provided in the **Wood Products** section.

SG&A expenses before specific items amounted to $144 million in 2006, compared to $169 million in 2005. The reduction was mainly attributable to the SG&A initiative.

In 2006, total amortization before specific items decreased to $440 million compared to $508 million the previous year. In 2005, the Company wrote down assets for an amount of $203 million mainly due to the permanent closure of the Kenora and Stephenville paper mills. Also in the fourth quarter of 2005, the Company recorded an impairment charge of $125 million as a result of the impairment test of long-lived assets of the Lufkin paper mill. Furthermore, following the sale of timberlands in the Thunder Bay area, Abitibi-Consolidated assessed its Fort William paper mill to net realizable value and recognized an impairment charge of $43 million.

When comparing the average exchange rate in 2006 to the same period in 2005, the Canadian dollar strengthened by 6.8% compared to the U.S. dollar. The Company estimates that the Canadian dollar appreciation against the U.S. dollar had an unfavourable impact, net of hedging, on its operating results of approximately $221 million compared to the previous year. Other currency exchange rates had a negative impact, net of hedging, of $10 million.

Financial expenses before specific items totalled $339 million in 2006, compared to $388 million in 2005. This decrease was mainly due to the reduction in the Company's long-term debt, largely attributable to debt repayment made with the proceeds from the sale of PanAsia and the sale of Ontario timberlands in 2005, partly offset by higher interest costs on the Company's floating rate debt.

Other expenses in 2006 increased to $28 million compared to $10 million the previous year. This increase is mainly due to higher discounts on sale of accounts receivable in 2006 and to other income recorded in 2005 mainly from the price adjustment related to the sale of Voyageur Panel and the sale of other assets.

Income tax recovery before specific items during the year amounted to $84 million or an average effective tax rate of approximately 36%, compared to $95 million or an average effective tax rate of approximately 37% in 2005. Average effective tax rates are impacted mainly by the mix and level of earnings (loss) subject to different tax rates applicable to the various jurisdictions.

Earnings from discontinued operations of $13 million in 2005 represented net earnings of PanAsia for the year until closing of the sale.

NEWSPRINT

OPERATING RESULTS BEFORE SPECIFIC ITEMS

In the Newsprint segment, the $75 million improvement in operating profit from continuing operations before specific items is mainly due to higher U.S. dollar selling prices and lower amortization expense, partly offset by a stronger Canadian dollar, lower sales volume and higher manufacturing costs per tonne.

$75 MILLION IMPROVEMENT IN OPERATING PROFIT.


2,785
2,892
2,607
04 05 06
SALES
365
401
429
04 05 06
EBITDA[1]
27
117
192
04 05 06
OPERATING PROFIT (LOSS) FROM CONTINUING OPERATIONS[1]
3,971
3,972
3,486
04 05 06
SHIPMENTS
Thousands of tonnes

In millions of dollars, before specific items[1] (except for shipments)

TABLE 5 Newsprint operating results before specific items[1]

IN MILLIONS OF DOLLARS

	2006 $	FAV/(UNFAV) VARIANCE DUE TO: VOLUME $	FOREIGN EXCHANGE $	PRICES $	COSTS $	2005 $
Sales	**2,607**	(354)	(174)	243	–	2,892
EBITDA[1]	**429**	(61)	(122)	243	(32)	401
Amortization	**237**	–	4	–	43	284
Operating profit (loss) from continuing operations	**192**	(61)	(118)	243	11	117

1 Non-GAAP measures

Sales of newsprint were $2,607 million in 2006 compared to $2,892 million in 2005. Operating profit from continuing operations before specific items in 2006 was $192 million, or 7.4% of sales, compared to $117 million, or 4% of sales in 2005.

The decrease in sales is mainly attributable to lower sales volume and a stronger average Canadian dollar compared with the U.S. currency, partly offset by higher average prices year-over-year. The Company's shipments totalled 3,486,000 tonnes compared to 3,972,000 tonnes sold in 2005. The reduction in shipments was mainly due to the elimination of the least profitable destinations, resulting in the closure of the Kenora and Stephenville paper mills in December of 2005. The average newsprint realized price rose by $20 per tonne in 2006, an increase of 3% from the previous year, primarily due to price improvements of US$62 per tonne on average for all markets, largely offset by the strengthening of the Canadian dollar.

On a per tonne basis, the Company's newsprint cost of products sold in 2006 was $3 higher than in 2005. This was mainly due to $17 per tonne of input price increases, primarily energy and higher pension and other employee future benefits, combined with lower production, mainly attributable to a reduction of 1.3% in basis weight. However, cost increases were mostly offset by lower usage, the closure of the high-cost Kenora and Stephenville paper mills, as well as the stronger Canadian dollar, reducing production costs in Canadian dollars of the Company's U.S. mills.

Distribution of newsprint sales:

2006


12%
Europe
58%
United States
10%
Canada
12%
Latin America
3%
Asia
5%
Other countries

2005


16%
Europe
57%
United States
9%
Canada
10%
Latin America
3%
Asia
5%
Other countries

NEWSPRINT MARKET

According to the Pulp and Paper Products Council (PPPC), North American newsprint demand declined by 6% in 2006 compared to 2005. The North American domestic shipments' share of lighter basis weight newsprint increased from 36% in 2005 to 51% in 2006, contributing to approximately 1.3% of the decline in U.S. consumption. This translated to an average basis weight in North America of 46.9 grams per square metre (Gsm) in 2006, compared to 47.4 Gsm in 2005. Other key drivers include the continued decline in newspaper circulation and advertising volume. Compared to the previous year, North American imports declined by 25.2% to 142,000 tonnes, while exports declined by 9.8% to 2,242,000 tonnes, mainly due to lower exports to Japan and Western Europe.

The average North American operating rate remained high at 94%, compared to 96% in 2005. The preservation of high operating rate is mainly attributable to the reduction in production capacity. North American newsprint production declined by 6.3% in 2006 compared to 2005. At the end of 2006, total producer and customer newsprint inventories were 105,000 tonnes lower than in December of 2005. The Company continued to employ disciplined inventory management in 2006 to match output with its order book. At year-end, the Company's inventories stood at the same record low level as at the end of December 2005.

In 2005, the Company announced three price increases in the U.S. that were put into effect on March 1, June 1 and October 1. The 2005 year-end industry published transaction price stood at US$635 per tonne, 11.4% above December of 2004. In 2006, the Company announced two price increases that were put into effect on February 1 and August 1. During the third quarter of 2006, the Company reduced to US$20 the initial US$40 per tonne newsprint price increase announced for the U.S. market effective August 1, 2006. In the fourth quarter of 2006, newsprint prices started to decline and at year-end the industry published transaction price stood at US$646 per tonne, 1.7% above December of 2005. Newsprint prices in international markets, with the exception of European countries, increased between 10% and 14% during the year. In 2006, published transaction prices in continental Europe were approximately 4% to 7% higher than in 2005 in local currency basis.

MARKET OUTLOOK

The Company expects global demand to increase slightly in 2007, with continued positive growth in Europe and Latin America as well as higher growth levels in certain countries in Asia, such as China and India. However, the Company expects demand in North America to decline by 5% to 6% on a tonnage basis, resulting mainly from continued decline in newspaper circulation and a sluggish advertising environment. Key risk factors to the Company's demand expectation include cost-control measures by the newspaper publishers as well as economic factors.

CHANGE IN CAPACITY

As announced in the fourth quarter of 2005, Abitibi-Consolidated permanently closed one paper machine at the Bridgewater mill, on February 28, 2006. The closure of the machine removed 60,000 tonnes of annual newsprint capacity.

In 2006, newsprint production capacity changed due to the conversion of one paper machine from newsprint to commercial printing paper grades at the Shawinigan (Belgo), Québec mill, the allocation of the capacity between newsprint and commercial printing papers, as well as the production of lighter basis weight paper. Considering the above, the Company's capacity for 2007 stands at 3,709,000 tonnes of newsprint, including 150,000 tonnes of idled capacity at the Lufkin paper mill.

COMMERCIAL PRINTING PAPERS

OPERATING RESULTS BEFORE SPECIFIC ITEMS

In the Commercial Printing Papers segment, the $10 million increase in operating loss from continuing operations before specific items is mainly due to a stronger Canadian dollar, partly offset by higher U.S. dollar selling prices and lower amortization expense.


1,479
1,552
1,511
04 05 06

SALES


139
155
128
04 05 06

EBITDA[1]


(38)
(18)
(28)
04 05 06

OPERATING PROFIT (LOSS) FROM CONTINUING OPERATIONS[1]


1,738
1,782
1,748
04 05 06

SHIPMENTS *Thousands of tonnes*

In millions of dollars, before specific items[1] (except for shipments)

TABLE 6 Commercial Printing Papers operating results before specific items[1]

IN MILLIONS OF DOLLARS

	2006 $	FAV/(UNFAV) VARIANCE DUE TO: VOLUME $	FOREIGN EXCHANGE $	PRICES $	COSTS $	2005 $
Sales	1,511	(29)	(101)	89	-	1,552
EBITDA[1]	128	(4)	(99)	89	(13)	155
Amortization	156	–	1	–	16	173
Operating profit (loss) from continuing operations	(28)	(4)	(98)	89	3	(18)

1 Non-GAAP measures

Sales of commercial printing papers were $1,511 million in 2006 compared to $1,552 million in 2005. Operating loss from continuing operations before specific items was $28 million, or 1.9% of sales in 2006, compared to $18 million, or 1.2% of sales in 2005.

The decrease in sales is mainly attributable to a stronger average Canadian dollar, compared with the U.S. currency and lower sales volume, partly offset by higher average prices year-over-year. The average realized price for commercial printing papers decreased from the previous year by 1% to $864 per tonne. This reduction is primarily due to the strengthening of the Canadian dollar, largely offset by an average price improvement of US$45 per tonne. The Company's shipments of commercial printing papers totalled 1,748,000 tonnes in 2006, compared to 1,782,000 tonnes in 2005, mainly due to the Company exiting the Rotonews grades. In the fourth quarter of 2006, the Company took approximately 50,000 tonnes of market-related downtime at four of its commercial printing paper mills.

On a per tonne basis, the Company's commercial printing papers cost of products sold in 2006 was $18 higher than in 2005. The cost increase was mainly due to $23 per tonne of input price increases, primarily energy and pension and other employee future benefits, as well as an unfavourable product mix. These were partly offset by productivity improvements and labour cost reductions.

TABLE 7 Shipments of commercial printing papers

IN THOUSANDS OF TONNES

	2006	2005
SC, Soft-Nip papers	599	611
ABIoffset™ papers	471	422
Hi-Brite papers	267	306
Directory papers	138	135
Other papers	185	233
Total papers	1,660	1,707
Market pulp	88	75
Total segment	1,748	1,782

ABICAL® GRADES (SUPERCALENDERED ("SC") AND SOFT-NIP)

North American demand for SC grades decreased by 3.6% in 2006 compared to 2005. SC grades are mainly used in retail inserts, catalogues and magazines. The largest SC paper machine in North America, which is owned by a competitor, was idled from December 2005 to October 2006 due to labour disruptions. As the increase in imports only partially compensated for the reduction in capacity, this resulted in a lower availability of SC papers in North America. Shipments of the Company's *ABIcal®* grades declined by 2% compared to 2005 mainly due to less production in the low-end of the grades in 2006.

According to an industry publication, prices for supercalendered (SCA) grades rose by 2.5% on average in 2006 compared to 2005. In 2005, prices increased in January, April and July ending the year 6.8% higher than in December 2004. In 2006, prices increased in April and July but began to decline in November. The December 2006 industry-published transaction price stood at US$775 per short ton, 0.6% below December of 2005.

Distribution of commercial printing papers sales:

2006


83%
United States
11%
Canada
6%
Other countries

2005


86%
United States
9%
Canada
5%
Other countries

ABIOFFSET™ GRADES

North American demand for superbrite grades increased by 10.1% in 2006 compared to 2005. Superbrite grades are mainly used as a substitute for traditional uncoated freesheet grade applications. Demand growth was largely driven by the Company's continued success in penetrating the uncoated freesheet market with its *ABIoffset*™ grades. Shipments of the Company's *ABIoffset*™ grades increased by 11.6% in 2006 compared to 2005. *ABIoffset*™ grades consist of *Alternative Offset*®, *Equal Offset*® and *Innovative Offset*™.

SHIPMENTS OF THE COMPANY'S *ABIOFFSET*™ GRADES INCREASED BY 11.6% IN 2006.

According to an industry publication, prices for uncoated freesheet grades, against which *ABIoffset*™ grades are benchmarked, rose by 15% on average in 2006 compared to 2005. In 2005, prices fluctuated throughout the year, ending the year 4.8% lower than in December 2004. In 2006, prices had strong upward momentum and ended up at US$830 per short ton, 19.4% above December of 2005.

UNCOATED GROUNDWOOD PAPERS MARKET

According to the PPPC, North American demand for uncoated groundwood papers was almost flat, decreasing by 0.3% in 2006 compared to 2005. The demand decline for supercalendered grades was almost totally offset by growth in lightweight and superbrite grades.

MARKET OUTLOOK

The Company expects the outlook for 2007 to be positive for uncoated groundwood grades with demand to grow by 2% to 3%. The main drivers of this growth are expected to be a rebound in supercalendered demand as well as the continued uncoated freesheet substitution strategy with the Company's *ABIoffset*™ grades.

CHANGE IN CAPACITY

On February 25, 2007, Abitibi-Consolidated idled for an indefinite period its Fort William paper mill located in Thunder Bay, due to market conditions and high production costs. The mill has an annual production capacity of approximately 145,000 tonnes of commercial printing papers.

In 2006, the commercial printing papers production capacity changed due to the conversion of one paper machine from newsprint to commercial printing paper grades at the Belgo mill and the allocation of the capacity between newsprint and commercial printing papers. Considering the above, the Company's capacity for 2007 stands at 2,111,000 tonnes of commercial printing papers, including 375,000 tonnes of idled capacity at the Fort William and Lufkin paper mills.

WOOD PRODUCTS

OPERATING RESULTS BEFORE SPECIFIC ITEMS

In the Wood Products segment, the $70 million reduction in operating results from continuing operations before specific items is mainly due to lower selling prices and a stronger Canadian dollar, partly offset by a reduction in CVD, AD and other duty expenses.

Sales of wood products declined to $733 million in 2006, compared to $898 million in 2005. Operating loss from continuing operations before specific items was $28 million, or 3.8% of sales in 2006, compared to an operating profit from continuing operations before specific items of $42 million, or 4.7% of sales in 2005.

The reduction in sales is mainly attributable to lower selling prices and volume as well as a stronger average Canadian dollar. The average realized price for wood products decreased to $394 per thousand board feet in 2006, compared to $457 per thousand board feet in 2005. The Company's shipments totalled 1,858 million board feet in 2006, compared to 1,965 million board feet in 2005. The reduction in sales volume is mainly attributable to the reduction in allowable cut in the province of Québec and lower production due to deteriorating market conditions.

On a per thousand board feet basis, the Company's cost of goods sold in 2006 was $9 higher than in 2005. This was mainly due to higher fuel prices and lower production.

In the fourth quarter of 2006, the Company announced the idling of five Québec sawmills, including a sawmill owned by Produits Forestiers Saguenay Inc., a subsidiary of Abitibi-Consolidated. The temporary closures were mainly attributable to deteriorating market conditions as well as high production and fibre costs. At this time, three of the five sawmills are still idled.

CVD, AD and other duties before specific items decreased from $67 million in 2005 to $2 million in 2006. The Company expensed an amount of $2 million for export tax in the fourth quarter of 2006, while it paid $67 million of CVD and AD deposits in 2005.


1,025
898
733
04 05 06
SALES
182
93
19
04 05 06
EBITDA[1]
126
42
(28)
04 05 06
OPERATING PROFIT (LOSS) FROM CONTINUING OPERATIONS[1]
2,169
1,965
1,858
04 05 06
SHIPMENTS
Millions of board feet

In millions of dollars, before specific items[1] (except for shipments)

TABLE 8 Wood products operating results before specific items[1]

IN MILLIONS OF DOLLARS

	2006	FAV/(UNFAV) VARIANCE DUE TO:				2005
	2006 $	VOLUME $	FOREIGN EXCHANGE $	PRICES $	COSTS $	2005 $
Sales	**733**	(49)	(20)	(96)	–	898
EBITDA[1]	**19**	(6)	(15)	(96)	43	93
Amortization	**47**	–	–	–	4	51
Operating profit (loss) from continuing operations	**(28)**	(6)	(15)	(96)	47	42

1 Non-GAAP measures

Distribution of wood products sales:

2006


56%
United States
44%
Canada

2005


63%
United States
37%
Canada

LUMBER MARKET

Demand in the United States slowed down throughout the year with housing starts decreasing by 12.9%, from an average of 2.1 million units in 2005 to 1.8 million units in 2006. This reduction occurred mainly in the second half of 2006 with housing starts ending the year at 1.6 million units. Demand in Canada continued to be very strong with housing starts remaining above an annualized rate of 200,000 units for all of the year for the fifth consecutive year. In Japan, housing starts increased by approximately 10% in 2006, improving demand for the Company's 2 X 4 "J grade" products sold through Canadian distributors.

COMPANY RECEIVED US$239 MILLION OF CVD&AD REFUNDS.

In 2006, yearly average published lumber prices (f.o.b. Great Lakes) in North America dropped significantly compared to 2005. Prices for 2 X 4 Stud dropped by approximately 17% and 2 X 4 Random Length dropped by approximately 12%. This is mainly due to the declining demand and the capacity/demand ratio in North America.

MARKET OUTLOOK

The Company expects U.S. housing starts to remain low for the first half of 2007 and then increase for the second half of the year. In Canada, the Company expects housing starts to slightly decrease from 2006.

SUMMARY OF QUARTERLY RESULTS

TABLE 9 Summary of quarterly results

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS

	2006				2005			
	Q-4 $	Q-3 $	Q-2 $	Q-1 $	Q-4 $	Q-3 $	Q-2 $	Q-1 $
Sales	1,180	1,181	1,253	1,237	1,310	1,355	1,354	1,323
Operating profit (loss) from continuing operations	236	2	48	41	(352)	8	57	11
Operating profit (loss) from continuing operations before specific items[1]	17	10	57	52	15	49	58	19
Earnings (loss) from continuing operations	(22)	(48)	157	(33)	(345)	95	(49)	(54)
Earnings (loss) from continuing operations per share	(0.05)	(0.11)	0.36	(0.08)	(0.79)	0.22	(0.11)	(0.13)
Net earnings (loss)	(22)	(48)	157	(33)	(355)	99	(43)	(51)
Net earnings (loss) per share	(0.05)	(0.11)	0.36	(0.08)	(0.81)	0.23	(0.10)	(0.12)
Net earnings (loss) before specific items[1]	(61)	(54)	(29)	(36)	(51)	(40)	(26)	(59)
Net earnings (loss) before specific items[1] per share	(0.14)	(0.12)	(0.07)	(0.08)	(0.12)	(0.09)	(0.06)	(0.13)
Exchange rates (CDN$1= US$): Average noon rate	0.878	0.892	0.891	0.866	0.852	0.832	0.804	0.815

1 Non-GAAP measures

On a quarterly basis, sales were negatively impacted by lower sales volume related to the newsprint closures in the fourth quarter of 2005 and in the first quarter of 2006. The strength of the Canadian dollar compared to the U.S. currency also contributed to the negative trend, going from an average of US$0.815 in the first quarter of 2005 to US$0.852 in the fourth quarter of 2005 and to US$0.878 in the fourth quarter of 2006. This represents an 8% strengthening of the Canadian dollar from the first quarter of 2005 to the fourth quarter of 2006. These were partly offset by price increases in the Company's two paper segments.

The Company's operating results before specific items are negatively impacted by winter months in the first and fourth quarters of each year, mainly due to higher energy costs. In the first quarter of 2006, the Company benefited from price increases mainly in the Newsprint segment. In the third quarter of 2006, the reduction in operating results was mainly due to lower prices in the Wood Products segment and higher costs mainly in the Newsprint and Wood Products segments.

Other than the elements mentioned above, major factors impacting the Company's net earnings (loss) were the major specific items, principally the CVD and AD refunds in the fourth quarter of 2006, asset write downs and impairments in the fourth quarter of 2005, as well as the gain on translation of foreign currencies, mainly due to the strengthening Canadian dollar and its effect on the Company's U.S. dollar denominated debt. The reduction in financial expenses related to the lower debt level in 2006 also impacted net earnings (loss).

The weighted average number of shares outstanding remained constant at 440 million during these periods.

FINANCIAL POSITION AND LIQUIDITY

The major cash requirements for the Company are to fund its operating working capital, capital expenditures, debt and interest payment obligations. Also, due to the current underfunded situation of the employee future benefit plans, additional funding is required. Over time, the funding of these requirements is expected to be generated from continuing operating activities and the use of the Company's revolving credit facility if necessary. Subject to certain restrictions, related to the merger of Abitibi-Consolidated and Bowater discussed in the **Key event** section, the Company could also increase its liquidity by issuing new debt or equity depending on financial market conditions and availability. In 2006, the main cash transaction other than cash from continuing operating activities and capital expenditures, was the refund of the CVD and AD deposits received following the lumber dispute settlement. For 2007, the Company believes its liquidity generated from continuing operating activities, its cash on hand and the use, from time to time, of its revolving credit facility, will be sufficient to satisfy its requirements in operating working capital, capital expenditures as well as debt and interest payment obligations. Excluding any amount drawn on its revolving credit facility, the Company has US$61 million and US$346 million of debt maturing in 2007 and 2008, respectively.

The Company's cash and cash equivalents related to continuing operations at the end of 2006 amounted to $203 million, an increase of $136 million, compared to $67 million at the end of 2005. In 2006, Abitibi-Consolidated generated $232 million of cash from continuing operating activities and $22 million of cash from financing activities of continuing operations, while it used $123 million of cash for investing activities of continuing operations.

CONTINUING OPERATING ACTIVITIES

Cash generated from continuing operating activities totalled $232 million in 2006, compared to $164 million in 2005. The improvement in cash generated by operating activities was mainly due to an increase in operating results from continuing activities excluding the non-cash items mainly related to the CVD and AD refunds, partly offset by an increase of $167 million in non-cash operating working capital in 2006, compared to a reduction of $33 million in 2005. In 2006, non-cash operating working capital was higher by $167 million mainly due to a reduction in accounts payable, in large part attributable to the closure of some newsprint operations and to higher inventories, mostly wood, partly offset by a reduction in accounts receivable. The reduction in non-cash operating working capital in 2005 was mainly due to an increase in accounts payable, partly offset by an increase in accounts receivable.

FINANCING ACTIVITIES OF CONTINUING OPERATIONS

Cash generated by financing activities from continuing operations totalled $22 million in 2006, compared to cash used of $797 million in 2005. Cash generated in 2006 was mainly due to the utilisation of part of the credit facilities. Cash used in 2005 was mainly due to the reduction of long-term U.S. dollar debt.

Long-term debt, including the current portion, amounted to $3,864 million as at December 31, 2006, representing a ratio of net debt to total capitalization of 0.592, compared to $3,762 million and a ratio of 0.598 as at December 31, 2005. The increase in long-term debt is mainly attributable to additional working capital requirements.

On December 15, 2006, the Company repaid the remaining US$15 million of the US$300 million of 6.95% notes due on December 15, 2006. At the end of 2006, the current portion of the long-term debt was $72 million, compared to $18 million at the end of the previous year. The remaining US$61 million of the US$200 million of 7.625% notes comes to maturity on May 15, 2007.

In the third quarter of 2006, the Company increased its revolving credit facilities from $700 million to $750 million, as a new lender joined the banking syndicate. The facilities require the Company to maintain certain financial ratios, namely an interest coverage ratio of not less than 1.5x for the life of the agreement and a net funded debt to capitalization ratio of not more than 70% until December 31, 2007 and of not more than 65% thereafter. Exempt from the calculation of the net funded debt to capitalization ratio are up to $500 million of non-cash asset write downs on an after-tax basis. At the end of 2006, $479 million of the $500 million exemption was used. Net funded debt to capitalization ratio, calculated as per the requirements of the Company's revolving credit facilities, amounted to 58.3% at the end of the year, and the interest coverage ratio was 2.6x for the twelve-month period ended December 31, 2006. At the end of December 2006, the Company had drawn $180 million on these credit facilities.

On January 29, 2007, following the announcement by Abitibi-Consolidated and Bowater of a definitive agreement to combine in an all-stock merger of equals, DBRS placed the Company under review with positive implications, Fitch put the Company on rating watch with positive implication and Moody's Investors Service (Moody's) affirmed Abitibi-Consolidated's ratings and changed the outlook to developing from stable. On January 30, 2007, Standard & Poor's Ratings Services (Standard & Poor's) affirmed the rating and the outlook.

On November 15, 2006, Standard & Poor's revised its outlook on the Company to negative from stable. At the same time, the long-term corporate credit rating was affirmed at B+. On September 21, 2006, Moody's announced the implementation of its new rating methodology. As a result, the corporate family rating was maintained at B1, and the rating for the senior unsecured notes was changed from B1 to B2. The liquidity rating was SGL-2 and the outlook was stable. Both DBRS (BB (low), trend negative) and Fitch (B+, stable outlook) maintained their respective ratings in 2006.

TABLE 10 Credit ratings

RATING AGENCIES	CORPORATE FAMILY RATING	OUTLOOK	SECURITY RATING
DBRS	BB (low)	–	Unsecured Notes: BB (low)
Fitch	B+	–	Unsecured Notes: B+ Secured Bank debt: BB-
Moody's	B1	Developing	Unsecured Notes: B2
Standard & Poor's	B+	Negative	Unsecured Notes: B+

INVESTING ACTIVITIES OF CONTINUING OPERATIONS

The Company used $123 million of cash for investing activities of continuing operations in 2006, compared to cash generated of $566 million last year. In 2006, Abitibi-Consolidated used $165 million for capital expenditures compared to $177 million in 2005. In 2006, the Company received $28 million of net proceeds from the sale of the Sheldon paper mill. This compares to $693 million from the sale of the Company's interest in PanAsia and $64 million mainly from the sale of the timberlands in Ontario in 2005.

In August of 2006, the Company completed the upgrade project of one paper machine at its Snowflake, Arizona paper mill. The main objective of the US$15 million project was to reduce production cost. The $16 million project to increase hydro power generation at the Company's Hydro-Saguenay facility was operational in June of 2006, on schedule and within budget. This new station is adding 18 Megawatts (MW) of hydro-generation capacity. The Company also spent approximately US$6 million for the expansion of its US recycling collection centers in 2006.

The Company intends to limit its capital expenditure program in 2007 to approximately $165 million, and to continue to apply free cash flows towards the reduction of the long-term debt.

2005 COMPARED TO 2004

SPECIFIC ITEMS

During 2005, the Company recorded an after-tax gain on translation of foreign currencies of $90 million, as well as favourable income tax adjustments of $27 million attributable to positive income tax adjustments mainly related to the finalization of prior-year audits. This was partly offset by negative income tax adjustments due to increases in the Québec provincial tax rates. The $10 million after-tax loss recorded by the Company on the sale of its interest in

PanAsia is attributable to a fiscal gain higher than the accounting gain. Asset write downs and impairment charges of $244 million after-tax are mainly due to the permanent closure of the Kenora and Stephenville paper mills, as well as impairment of the long-lived assets of the Lufkin and Fort William paper mills. Mill closure and other elements comprise provisions for mill closure costs of $62 million after-tax, mainly related to the permanent closure of the Kenora and Stephenville paper mills and the Champneuf sawmill, as well as the announced closure of one paper machine in Bridgewater, partly offset by an after-tax gain of $48 million on the sale of timberlands. Also, the Company recognized an unfavourable after-tax amount of $6 million in mill closure and other elements due to the recognition of a liability related to an early retirement program and labour force reductions, as well as an after-tax amount of $17 million in its financial expenses, mainly due to the premium paid on early debt repayment.

During 2004, the Company recorded an after-tax gain on translation of foreign currencies of $260 million, an after-tax credit of $22 million representing the prior-period adjustments related to the lumber CVD and AD estimated revised rates determined in the fourth quarter of 2004, an after-tax gain of $73 million from the sale of its remaining interest in the Saint-Félicien, Québec pulp mill, an after-tax gain of $19 million from the sale of its 21% interest in Voyageur Panel, as well as favourable income tax adjustments of $2 million. The Company recorded a provision for mill closure and other elements of $20 million after-tax and asset write downs of $235 million after-tax with respect to the permanent closure of two previously idled paper mills located in Port-Alfred, Québec and Sheldon. Also, the Company recorded in mill closure and other elements $4 million after-tax related to the start-up of the Alma, Québec paper machine.

RESULTS BEFORE SPECIFIC ITEMS

TABLE 11 2005/2004 Consolidated results before specific items[1]

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS

		FAV/(UNFAV) VARIANCE DUE TO:				
	2005 $	VOLUME $	FOREIGN EXCHANGE $	PRICES $	COSTS $	2004 $
Sales	5,342	(58)	(343)	444	–	5,299
Cost of products sold	3,866	32	55	–	(183)	3,770
Distribution costs	591	3	17	–	(19)	592
CVD, AD and other duties	67	8	5	–	2	82
SG&A	169	–	1	–	(1)	169
EBITDA[1]	649	(15)	(265)	444	(201)	686
Amortization	508	–	13	–	50	571
Operating profit (loss) from continuing operations	141	(15)	(252)	444	(151)	115
Financial expenses	388					375
Other expenses	10					9
Income tax expense (recovery)	(95)					(103)
Share of earnings from investments subject to significant influence	2					6
Non-controlling interests	(29)					(10)
Earnings (loss) from discontinued operations	13					17
Net earnings (loss)	(176)					(153)
$ per share	(0.40)					(0.35)

1 Non-GAAP measures

Sales totalled $5,342 million in 2005, compared to $5,299 million in 2004. The Company's increase in sales was mainly attributable to higher prices in both the Newsprint and Commercial Printing Papers business segments. These factors were partly offset by a stronger Canadian dollar compared to the U.S. currency and lower sales volume in the Wood Products segment.

Loss before specific items amounted to $176 million in 2005, or $0.40 per share, compared to $153 million in 2004, or $0.35 per share. The increase of $23 million in loss before specific items resulted mainly from a higher amount of non-controlling interests of $19 million, higher financial expenses of $13 million and lower income tax recovery of $8 million. This was partly offset by an improvement in operating results from continuing operations excluding specific items of $26 million.

Improvement in operating results from continuing operations before specific items resulted mainly from higher prices in the Company's paper segments totalling $444 million and a lower amortization expense of $50 million. These elements were largely offset by the effect of a stronger Canadian dollar for an amount of $252 million, higher cost of products sold of $183 million and higher distribution costs of $19 million.

The Company's cash and cash equivalents at the end of 2005 amounted to $67 million, a reduction of $48 million compared to $115 million at the end of 2004. In 2005, Abitibi-Consolidated generated $164 million of cash from continuing operating activities and $566 million of cash from investing activities of continuing operations, while it used $797 million of cash for financing activities of continuing operations. In 2004, Abitibi-Consolidated used $3 million of cash for continuing operating activities and $86 million of cash for investing activities of continuing operations, while it generated $161 million of cash from financing activities of continuing operations. In 2005, major cash transactions other than cash from operations, debt reduction, payment of dividends and capital expenditures were related to the sale of PanAsia and the Ontario timberlands as well as the excess of the pension funding over expense. In 2004, major cash transactions other than cash from operations, debt increase, payment of dividends and capital expenditures were related to the sale of the remaining 25% of the Saint-Félicien pulp mill, the sale of the Company's share in Voyageur Panel and the excess of the pension funding over expense.

SELECTED ANNUAL INFORMATION

TABLE 12 Selected Annual Information

IN MILLIONS OF DOLLARS, EXCEPT OTHERWISE NOTED

	2006 $	2005 $	2004 $
Sales	**4,851**	5,342	5,299
Operating profit (loss) from continuing operations	**327**	(276)	(256)
Operating profit (loss) from continuing operations before specific items[1]	**136**	141	115
Earnings (loss) from continuing operations	**54**	(353)	(126)
Earnings (loss) from continuing operations per share	**0.12**	(0.81)	(0.29)
Net earnings (loss)	**54**	(350)	(36)
Net earnings (loss) per share	**0.12**	(0.80)	(0.08)
Net earnings (loss) before specific items[1]	**(180)**	(176)	(153)
Net earnings (loss) before specific items[1] per share	**(0.41)**	(0.40)	(0.35)
Total assets	**7,962**	8,044	9,787
Total long-term liabilities	**4,583**	4,614	5,124
Dividends declared per share	**0.050**	0.100	0.100
Exchange rates (CDN$1= US$):			
Closing exchange rate at year-end	**0.858**	0.860	0.832
Average noon rate for the year	**0.882**	0.826	0.769

1 Non-GAAP measures

Higher sales in 2005 when compared to 2004 were mainly due to higher average prices in the Company's paper segments for $444 million, largely offset by the strength of the Canadian dollar for $343 million. Lower sales in 2006 compared to 2005 were mainly attributable to $432 million of lower sales volume mostly in the Newsprint segment and the strength of the Canadian dollar for $295 million. This was partly offset by a $236 million positive impact of price increases, mainly in the Company's paper segments. The Canadian dollar value compared to the U.S. currency increased from an average of US$0.769 in 2004 to US$0.882 in 2006, which represents a 14.7% strengthening.

Operating results from continuing operations before specific items improved from 2004 to 2005 and were slightly down in 2006. The improvement in 2005 was mainly due to price increases largely offset by the strength of the Canadian dollar compared to the U.S. currency and higher input prices for energy and fibre, as well as pension and other employee future benefits. In 2006, operating results were negatively impacted by lower prices in the Wood Products segment and by higher cost of products sold.

Other than the elements mentioned above, major factors impacting the Company's net earnings (loss) were the major specific items, principally the CVD and AD refunds at the end of 2006, asset write downs and impairments at the end of 2005 as well as the gain on translation of foreign currencies, mainly due to the strengthening Canadian dollar and its effect on the Company's U.S. dollar denominated debt in 2005 and 2004. The reduction in financial expenses related to the lower debt level in 2006 also impacted net earnings (loss).

The downward trend in total assets and total long-term liabilities is mainly caused by the sale of the Company's interest in PanAsia and the strengthening of the Canadian dollar compared to the U.S. currency, rising from a rate of US$0.832 at the end of 2004 to US$0.86 at the end of 2005 and remaining stable at the end of 2006. Total assets were also impacted by asset write downs of $371 million in 2005 and $364 million in 2004.

On July 25, 2006, the Company's Board of Directors suspended dividend payments. The weighted average number of shares outstanding remained constant at 440 million during these periods.

OTHER NOTEWORTHY EVENTS

On January 26, 2007, Abitibi-Consolidated announced that it had entered into a binding letter of intent with the Caisse de dépôt et placement du Québec (Caisse) to create a partnership for the Company's Ontario hydroelectric assets, consisting of approximately 137 MW of installed capacity. The Company will retain a 75% interest in the partnership, called ACH Limited Partnership, while the Caisse will acquire a 25% interest. The Caisse has also provided a commitment to ACH Limited Partnership for a 10-year unsecured term loan of $250 million, non recourse to the Company, to partially fund the acquisition of the facilities. The transaction, on a consolidated basis, is expected to yield gross proceeds of $297.5 million to Abitibi-Consolidated. ACH Limited Partnership is intended to be Abitibi-Consolidated's growth vehicle in energy generation. Closing of the transaction is expected to take place in the first half of 2007 and is subject to execution of definitive agreements and certain other conditions and approvals.

On July 25, 2006, the Company announced its intent to exercise its option to acquire the remaining 47.5% interest in Augusta Newsprint Company (ANC), a company operating a newsprint mill located in Augusta, Georgia and to concurrently sell the 55,000 acres of ANC's timberlands. In January of 2007, the Company and its partner decided to delay the acquisition, by Abitibi-Consolidated, of the remaining 47.5% interest to a later date and to proceed with the sale of 55,000 acres of timberlands, with all proceeds from the sale going to the Company. Final terms of the agreement are expected to be concluded in the first quarter of 2007.

RISKS AND UNCERTAINTIES

GLOBAL MARKETS AND COMPETITION

The Company competes on a global basis with numerous forest products companies, some of which have greater financial resources than the Company does. There has been a continued trend towards consolidation, leading to new global producers. These global producers are typically large, well-capitalized companies that may have greater flexibility in pricing and financial resources for marketing, investment and expansion than Abitibi-Consolidated. The Company's lumber business also competes indirectly with firms that manufacture substitutes for wood building materials. While the principal basis for competition is price, the Company also competes on the basis of customer service, quality and product type. There has also been an increasing trend toward consolidation among Abitibi-Consolidated's customers. With fewer customers in the market for the Company's products, the strength of its negotiating position with these customers could be weakened.

Newsprint sales in North America represented 37% of the Company's total sales in 2006. The Company assesses demand for newsprint in North America to be at a mature stage. Between 2000 and 2001, North American newsprint demand declined by 1,417,000 tonnes or 11%. Since then, demand has declined by 1,868,000 tonnes over five years, or an average of 3.2% annually. Concurrently, North American newsprint production capacity has declined by 3,659,000 tonnes, or 22.5% since 2000. As a result of this reduction in demand, the Company proceeded with the permanent closure of the Sheldon and Port-Alfred newsprint mills in 2004 and the Kenora and Stephenville newsprint mills in 2005 to improve its competitiveness.

Paper prices are tied to the health of the economies of North and South America, Asia and Europe, as well as to paper inventory levels in these regions. In 2006, continued trend towards lower basis weight substitution, conservation measures and limited North American growth in advertising spending, reduced newsprint consumption in North America. Although lower basis weight substitution reduced consumption volume, it also reduced production capacity, eliminating the impact on supply/demand.

The Company expects 2007 worldwide newsprint demand to increase slightly with growth in most regions of the world, mostly offset by North American demand, which is anticipated to decrease by approximately 5-6%, compared to 2006. Gains in circulation and ad spending are expected in several regions, especially Latin America and Asia.

FIBRE SUPPLY

Fibre represents the Company's major raw material in the production of wood products, paper and pulp. The Company uses both virgin fibre (wood chips and logs) and recycled fibre (old newspapers and magazines) as fibre sources for its paper mills.

The virgin fibre supply required by the Company in Canada is mostly assured by cutting right agreements with provincial governments. The agreements are granted for various terms, from 5 to 25 years, and are generally subject to regular renewal every 5 years. They incorporate commitments with respect to sustainable forest management, silvicultural work, forest and soil renewal, as well as cooperation with other forest users. The Company believes that it is in material compliance with all forest regulations.

Wood chips supplied from the Company's sawmills, together with fibre exchanges with independent sawmills and long-term contracts with third parties conducted at market prices, represent approximately 93% of the Company's Canadian pulp and paper mill requirements for virgin fibre. For its operations in the provinces of British Columbia, Ontario and Newfoundland, the Company relies on internal sources, in the most part, and the open market to supply in fibre its wood products, paper and pulp production requirements, and such sources of supply are more than adequate to meet its requirements.

On April 1, 2005, the Annual Allowable Cut (AAC) on Crown land in Québec was reduced by 20% in all regions, for a period of three years as a result of a recommendation of the Coulombe Commission. The impact of this measure on the Company's sawmills, and those of its partnerships, was a net reduction of 17.4% of the timber supply originating from Québec Crown land for the period comprised between April 1, 2005 and March 31, 2008.

On December 8, 2006, new AAC calculations were announced by the Chief Forester of Québec. The reduction for the province in AAC for spruce, pine and fir was revised to 23.8% from the initial 20%, but regional reductions vary greatly from one region to the other. This reduction is the result of several governmental initiatives, including the creation of new protected areas and the introduction of a series of measures to enhance biodiversity. The new AAC levels will be effective on April 1, 2008.

The Company estimates that these new AAC calculations will result in a reduction of 19.7% of its allowable cuts, and those of its partnerships, compared to the 17.4% reduction imposed for the period of April 1, 2005 to March 31, 2008. Mitigating measures proposed by the Chief Forester of Québec could partially offset these reductions. As a result of these measures, a tightening of the supply of virgin fibre to the Company's Québec paper mills is expected.

Virgin fibre in the United States is obtained mainly through long-term supply contracts.

The Company is amongst the largest North American recyclers of old newspapers and magazines. The Company is involved in the recovery of old paper and has contracts with numerous municipalities, cities, recyclers, waste haulers and brokers in countries where its mills are located. The Company's own recovery network in North America and the U.K. accounts for 40% of its recycled fibre needs.

The Company believes that the balance of fibre supply between its internal sources and the open market is adequate to support its current wood products, paper and pulp production requirements.

ENERGY

In its manufacturing processes, the Company consumes a large volume of energy. Expressed in Gigajoules (Gj), the Company self-generates approximately 35% of the steam and power required in its paper mills. Another 35% of its energy is comprised of electricity bought in regulated jurisdictions. For the remaining 30%, the Company is exposed to fluctuations in energy commodity prices. In 2006, the evolution of North American energy commodities was mixed, with oil product prices increasing and natural gas price decreasing.

Crude oil price increased by 17% compared to 2005, and it had a direct impact on the price of residual oil consumed by the Company, which increased by 26% in 2006. For the same period, natural gas price decreased by 17%, mainly impacted by favourable weather conditions.

In Ontario, the average hourly electricity price was $46 per megawatt-hour (MWh) in 2006 compared to $68 in 2005. However, the Company did not benefit from the full price reduction, due to the introduction of several measures by the provincial Government, fixing electricity prices for approximately 70% of the Ontario generation.

While prices for electricity have been more stable in the main regulated jurisdictions where the Company has operations, they also increased by between 5% and 18% in 2006.

In order to reduce the impact of these increases, the Company continues to invest in its energy assets. In 2006, the Company completed the Besy hydroelectric station. This project, combined with the return in service of the Murdock-Wilson unit, increased the Québec hydroelectricity generation. In Kénogami, Québec, the Company is currently building a heat-recovery system that will reduce energy costs by displacing approximately 18 million litres of bunker oil per year.

In 2006, the Company completed its detailed energy benchmarking study. The results of the study will be used to implement an energy usage reduction program in 2007.

The Company's ability to continue to internally generate hydroelectric power in some cases is conditional upon its ability to maintain and renew its rights to utilize and manage provincial waterways. These rights are subject to certain conditions and their renewal is subject to government discretion.

ENVIRONMENT

The Company is subject to environmental laws and regulations relating to forest management, air emissions, wastewater discharge, waste management, site operations and landfill sites. The Company believes that it is in material compliance with all laws and regulations governing its activities.

The Company conducts environmental compliance audits, generally performed by internal auditors, which cover all the Company's paper and wood products sites over a defined schedule of time. The Company has implemented an Environmental Management System in all of its operations.

The Company has implemented a certification process of its Environmental Management Systems, under the International Standards Organization (ISO), for its pulp and paper mills, sawmills and woodlands operations. All the Company's operations are certified ISO 14001.

The Company also met its commitment to obtain sustainable forest management (SFM) certification for its North American operations. All of the 15.8 million hectares of forest entrusted to the Company are certified under a SFM standard. Abitibi-Consolidated uses the CSA SFM standard for most of these forests.

After implementing the Chain of Custody in two paper mills in 2005, the Company continued its effort on fibre source traceability and in 2006 began implementation in three additional paper mills.

The Company's greenhouse gas (GHG) emission reduction strategy is based on the reduction of its reliance on fossil fuel, energy efficiency improvements through technological innovation as well as continuous improvement. The Company also takes advantage of opportunities related to the GHG offset and carbon credit market. Since 2000, Abitibi-Consolidated has reduced its company-wide GHG emissions by 42% in absolute terms and 22% in terms of intensity. In 2006, the Company sold, for a nominal amount, 27,000 tonnes of its excess carbon credits to the Chicago Climate Exchange.

The Environmental, Health and Safety Committee, which reports to the Board of Directors, oversees global performance and orientation related to environment, health and safety. It evaluates risks associated with the Company's activities and actions to address those risks. This Committee also reviews the adequacy of programs and assesses the performance of the Company on such programs.

FOREIGN EXCHANGE

The Company realizes most of its sales outside Canada and, therefore, exposure to the U.S. dollar is a risk to its business. Approximately 78% of revenues and 14% of manufacturing costs of the Company's operations are in U.S. dollars. The U.S. dollar exposure may therefore cause volatility in the Company's cash flows, earnings and debt.

The Company's foreign exchange program includes partial hedging of U.S. dollar and other currency cash flows. The Company also borrows most of its long-term debt in U.S. dollars and this debt constitutes an effective partial economic hedge on future U.S. dollar cash flows.

PENSION FUNDS

Abitibi-Consolidated maintains both defined benefit and defined contribution pension plans. As discussed further in the **Critical Accounting Policies and Estimates** section, in 2007, Abitibi-Consolidated expects to make a contribution in excess of its annual pension expense, in a similar range when compared to the corresponding $73 million in 2006, to satisfy a portion of the underfunded liability of its defined benefit pension plans, as required by law. Over time, the Company will continue to make contributions until the legal funding obligations of its pension plans are satisfied.

CHANGES IN BANKING AND CAPITAL MARKETS AND CHANGES IN INTEREST RATES

Abitibi-Consolidated requires both short-term and long-term financing to fund its operations, including capital expenditures. Changes in banking, capital markets and/or its credit rating could affect the cost or availability of financing. In addition, the Company is exposed to changes in interest rates with respect to floating rate debt, and in determining the interest rate of any new debt issues.

PRICE, COSTS AND EXCHANGE RATE SENSITIVITY

The Company's pre-tax earnings, net earnings and earnings per share are impacted by fluctuations in selling prices, input costs and foreign exchange to the extent shown in the following table:

TABLE 13 Sensitivity analysis

BASED ON 2007 ESTIMATED VOLUMES, PRICES, EXCHANGE RATES AND FINANCIAL HEDGES IN PLACE AS AT DECEMBER 31, 2006.
IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS

	IMPACT ON		
	PRE-TAX EARNINGS $	NET EARNINGS $	NET EARNINGS PER SHARE $
US$25 CHANGE IN TRANSACTION PRICE – PER UNIT			
Newsprint[1]	100	68	0.153
Commercial printing papers[1]	52	35	0.080
Wood products[2]	54	36	0.083
FOREIGN EXCHANGE[3]			
US$0.01 change in relative value to the Canadian dollar			
Cash impact	28	19	0.043
Non-cash impact	43	34	0.078
MANUFACTURING COSTS			
Virgin fibre (2% on external source)	3	2	0.005
Recycled fibre (2% on external source)	3	2	0.005
Energy			
Natural Gas (US$1/Gj)	11	8	0.018
Bunker "C" (US$1/Barrel)	1	1	0.002
Electricity ($1/MWh)			
Regulated markets	9	6	0.014
Deregulated markets	2	1	0.002

1 Per tonne
2 Per thousand board feet
3 Cash impact partly offsets non-cash impact mainly attributable to translation of foreign currencies

OUTLOOK

The Company is a major global leader in newsprint and commercial printing papers with interests in operations in Canada, the United States and the United Kingdom. It is also one of the major lumber producers in North America.

Taking into consideration machine closures and conversions completed in 2006 and those anticipated for 2007 as well as product mix planned for 2007, the Company's production capacity for 2007 is as follows:

TABLE 14 Production capacity

Newsprint[1]	3,709	Thousand tonnes
Commercial printing papers[1]	2,111	Thousand tonnes
Market pulp	93	Thousand tonnes
Lumber and other wood products[1]	1,975	Million board feet
I-joist	73	Million linear feet

1 Includes currently idled capacity

The Company expects 2007 worldwide newsprint demand to be slightly positive with growth in most regions of the world, mostly offset by North American demand, which is anticipated to decrease by approximately 5-6%, compared to 2006. Gains in circulation and ad spending are expected in several regions, especially Latin America and Asia.

The outlook for uncoated groundwood papers demand remains positive. Continued uncoated freesheet substitution and growth in print advertising are expected to increase uncoated groundwood papers demand in 2007.

The Company intends to limit its capital expenditure program in 2007 to approximately $165 million. The Company also intends to apply free cash flows towards the reduction of long-term debt.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A and in particular the statements contained in various outlook sections, constitute forward-looking statements. These forward-looking statements relate to the future financial condition, results of operations or business of the Company. These statements may be current expectations and estimates about the markets in which Abitibi-Consolidated operates and management's beliefs and assumptions regarding these markets. These statements are subject to important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. The results or events predicted in the forward-looking statements contained in this MD&A may differ materially from actual results or events. Some of the factors, which could cause results or events to differ materially from current expectations, are discussed above under the **Risk and Uncertainties** section and other cautionary factors are outlined elsewhere in this MD&A. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any mergers, acquisitions or other business combinations or divestitures that may be announced or completed after such statements are made.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

In the normal course of business, the Company is exposed to certain financial risks. The Company does not hold financial instruments for speculative purposes but only to reduce the volatility of its results from its exposure to these risks. The market value of financial instruments contracted by the Company arises mostly from changes in interest and exchange rates between the inception dates of these contracts and the balance sheet date. More information on financial instruments is presented in Note 26 of the consolidated financial statements.

FOREIGN EXCHANGE

The Company uses various financial instruments such as U.S. dollar forward contracts as well as U.S. dollar and Euro zero cost option tunnels to reduce its exposure to foreign currency exchange risk. In 2006, the Company's sales denominated in U.S. dollar and Euro represented 78% and 2% of total sales, respectively. The foreign exchange financial contracts only hedge a portion of the sales. This portion declines as the hedge horizon increases. These hedges are all due to mature within the next two years. The gains and losses on foreign exchange contracts are recognized in earnings when the related hedged revenue is recorded.

Furthermore, the long-term debt denominated in U.S. dollars is also considered an effective economic hedge against the exchange risk related to the future revenue streams originating from sales denominated in U.S. dollars.

INTEREST RATE

At year-end, 66% of the Company's recourse debt was at fixed rates taking into account interest rate swap agreements designated as hedges. The interest rate contracts are only for a portion of the Company's bond portfolio and mature in the years 2008 through 2011.

Interest expense on the debt is adjusted to include payments made or received under these agreements. The net related amount receivable or payable from counterparts is included in the accounts receivable or accounts payable.

CREDIT RISK

The Company is exposed to credit risk on the accounts receivable from its customers. In order to manage its credit risk, the Company has adopted policies, which include the analysis of the financial position of its customers and the regular review of their credit limits. The Company also subscribes to credit insurance and, in some cases, requires bank letters of credit. As a result, the Company does not have significant exposure to any individual customer. Its customers are mainly in the newspaper publishing, commercial printing, advertising and paper converting, as well as lumber wholesaling and retailing businesses.

The Company is exposed to credit risk on the favourable fair value of its derivative financial instruments. In order to mitigate this risk, the Company contracts its derivative financial instruments with credit-worthy financial institutions and sets a limit on a percentage basis that it can contract with any given financial institution.

CONTRACTUAL OBLIGATIONS

The Company has operating leases, purchase obligations and other commitments entered into in the normal course of business. These commitments, which are not accounted for on the Company's consolidated balance sheets, are described in Note 27 of the consolidated financial statements.

TABLE 15 Summary of contractual obligations

IN MILLIONS OF DOLLARS

	TOTAL COMMITMENTS BY PERIOD				
	TOTAL COMMITMENTS $	WITHIN 1 YEAR $	1–3 YEARS $	4–5 YEARS $	AFTER 5 YEARS $
Long-term debt	3,864	72	756	936	2,100
Operating leases	70	27	27	11	5
Purchase obligations	281	51	62	62	106
Employee future benefits contributions	220	220	–	–	–
TOTAL CONTRACTUAL OBLIGATIONS	4,435	370	845	1,009	2,211

Table 15 presents contractual agreements that are enforceable and are legally binding on the Company. For the foreseeable future, the Company expects cash flows generated from operations and from other sources of financing to be sufficient to meet its commitments.

Abitibi-Consolidated has long-term debt with contractual maturities as described in Note 20 of the consolidated financial statements.

Purchase obligations are mainly related to contracts signed in the normal course of the Company's operations.

The Company's contributions to employee future benefits are estimated at $220 million in 2007. Beyond 2007, contributions to employee future benefits are unknown and could vary significantly depending on return on plan assets or any other assumptions as detailed in the **Employee future benefit plans** section.

OFF-BALANCE SHEET ARRANGEMENTS

As described in Note 26 of the consolidated financial statements, in 2006, the Company had two securitization programs with major international financial institutions. The first program is committed until October of 2008 for aggregate proceeds of up to US$300 million from North American accounts receivable. The second program is uncommitted for aggregate proceeds of up to US$125 million from international accounts receivable. The programs do not require the Company to maintain a specific credit rating or company-specific financial covenants. Under these programs, the outstanding balance in Canadian dollars, as at December 31, 2006, was $433 million, compared to $459 million the previous year.

CHANGES IN ACCOUNTING POLICIES

ADOPTED DURING THE 2006 FISCAL YEAR

No new accounting policies were adopted in 2006.

EXPECTED TO BE ADOPTED IN SUBSEQUENT YEARS

FINANCIAL INSTRUMENTS, HEDGES AND COMPREHENSIVE INCOME

In January 2005, the CICA published the following three new sections of the CICA Handbook: Section 3855, *Financial Instruments–Recognition and Measurement*, Section 3865, *Hedges*, and Section 1530, *Comprehensive Income*. Together, these standards introduce new requirements for the recognition and measurement of financial instruments, hedge accounting and comprehensive income that are, for the most part, harmonized with standards issued by the U.S. Financial Accounting Standards Board. These new recommendations must be adopted by the Company for the fiscal year beginning on January 1, 2007.

The Company expects that the implementation of these new recommendations will have an impact consistent with the adjustments described under Note 29 D) 1 and 2 and E) of its consolidated financial statements. The application of these new recommendations is not expected to have a significant effect on the Company's financial position, earnings or cash flows but will require the Company to present a new statement entitled "Comprehensive Income".

ACCOUNTING CHANGES

In 2006, the CICA issued Section 1506, *Accounting Changes*, of the Handbook. This standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. The Company will apply this standard as of January 1, 2007.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

On January 29, 2007, Abitibi-Consolidated Inc. and Bowater Incorporated announced a definitive agreement to combine in an all-stock merger of equals. The combination has been approved unanimously by the Boards of Directors of both companies, which received fairness opinions from their respective financial advisors. The combination is subject to approval by the shareholders of both companies, regulatory approvals, and customary closing conditions. It is expected to be completed in the third quarter of 2007.

Upon completion of the merger, all the assets and liabilities of the Company could be recorded at the fair value in a purchase price allocation in accordance with GAAP if the Company is identified as the business being acquired. Therefore, the Company's assets, such as goodwill and future income taxes, could have a decrease in value upon completion of the merger in accordance with business combination accounting.

The Company's summary of significant accounting policies is described in Note 1 of the consolidated financial statements. Abitibi-Consolidated believes its most critical accounting policies include those related to goodwill, property, plant and equipment, future income taxes, the Company's employee future benefit plans and foreign exchange.

GOODWILL

The application of CICA Handbook Section 3062, *Goodwill and Other Intangible Assets*, requires that goodwill be tested for impairment.

During the fourth quarter of each year, the Company performs the required annual impairment test as of September 30. As at December 31, 2006, the Company had $1,297 million of goodwill, from which $858 million were related to the Newsprint segment and $439 million to the Commercial Printing Papers segment. The Company performed the 2006 goodwill impairment test and found that the fair value of both paper segments exceeded book value by at least 20%. The Company also performed sensitivity analyses under various scenarios and assumptions.

Testing for impairment is accomplished mainly by determining whether the fair value of a reporting unit exceeds the book value of the net assets of that reporting unit as at the assessment date. The Company tests its goodwill for impairment using a two-step method. This two-step method contains estimates and judgments that are subjective and uncertain and, thus, may change over time.

The Company conducted the initial step of the goodwill impairment test, consisting of making the determination of fair value, which the Company does by relying primarily on the discounted cash flow method. This method uses projections of cash flows from each of the reporting units. Key assumptions include estimated useful life of the long-lived assets, projections of trend price, production levels, production costs, market supply and demand, foreign exchange rates, inflation, weighted average cost of capital (WACC) and capital spending. The assumptions are derived from (1) information generated internally, such as existing sales data based on current product lines and assumed production levels, as well as manufacturing costs; (2) independent industry research firms; and (3) other external published reports and forecasts. The Company's products are commodity products, therefore, pricing is inherently volatile and often follows a cyclical pattern. Trend prices are derived from forecasts prepared by Resource Information Systems Inc. (RISI), an independent external firm, taking into consideration the specific characteristics of the Company's products. The Company also uses RISI's currency exchange long-term forecast of $1.00 equals US$0.86. To assure consistency with market valuation, the Company estimates its market valuation and compares it with results obtained with the discounted cash flow method.

The second step is performed only when the book value exceeds the fair value. Under this scenario, a second test is performed whereby the fair value of the reporting unit's goodwill is estimated to determine if it is less than its book value as if it was an acquisition, that is, the excess of the fair value of the reporting units over the fair value of the identifiable net assets of the reporting unit.

The above-listed assumptions used in the calculation models are interrelated. The continuing degree of interrelationship of these assumptions is, in and of itself, a significant assumption. Because of the interrelationship among these assumptions, the Company does not believe it would be meaningful to provide an additional sensitivity analysis on any of these individual assumptions, with the exception of paper prices and WACC. Based on the Company's most probable price outlook scenario, if trend price projections were to decrease by US$25 per tonne, the fair value would exceed book value by 12% for the Newsprint segment and would be about equal to book value in the Commercial Printing Papers segment. If the WACC, which is used to discount the projected cash flows, was lower, the measure of the fair value of the Company's assets would increase. Conversely, if the WACC was higher, the measure of the fair value of the Company's assets would decrease. If the estimate of WACC was to increase by 25 basis points, the excess of the fair values of each of the reporting units would continue to exceed their book values by at least 16%.

Future changes in assumptions or the interrelationship of the assumptions may negatively impact future valuations. In future measurements of fair value, adverse changes in discounted cash flow assumptions could result in an impairment of goodwill that would require a non-cash charge to the consolidated statements of earnings and may have a material effect on the Company's consolidated financial statements.

PROPERTY, PLANT AND EQUIPMENT

The Company records its property, plant and equipment at cost, including capitalized interest and pre-production costs. Investment tax credits and government capital grants received reduce the cost of the related assets. Property, plant and equipment purchased following a business acquisition are recorded at their fair value based on an independent study.

The Company amortizes plant and equipment over their productive life mainly using the straight-line method. However, the Company records a write down when the value of a long-lived asset is impaired. The Company assesses the probability of future use of its property, plant and equipment and assesses the fair value related to the most likely outcome.

During the fourth quarter of 2006, the Company conducted the initial step of the impairment tests on the Bridgewater paper mill and on the Wood Products segment as a result of operating losses. The Company also conducted the initial step on the indefinitely idled Lufkin paper mill. Estimates of future cash flows used to test the recoverability of a long-lived asset are mainly derived in the same manner as the projections of cash flows used in the initial step of the goodwill impairment test. In addition, the impairment test for the Lufkin paper mill was performed in light of a scenario of the mill's restart producing lightweight coated paper under a partnership structure.

The Company concluded that the recognition of an impairment charge for the business units analyzed was not required, as the estimated undiscounted cash flows exceeded the book values by at least 32%. Certain paper mills and sawmills are particularly sensitive to the key assumptions. Given the inherent imprecision and corresponding importance of the key assumptions used in the impairment test, it is reasonably possible that changes in future conditions may lead management to use different key assumptions, which could require a material change in the book value of these assets. The total book value of these assets was $250 million, $174 million and $344 million for the Newsprint, Commercial Printing Papers and Wood Products segments, respectively, as at December 31, 2006.

In 2005, the Company wrote down assets in the amount of $203 million mainly due to the permanent closure of the Kenora and Stephenville paper mills. Also, the Company performed an impairment test of some long-lived assets on the Lufkin paper mill in light of a scenario of the mill's restart producing lightweight coated paper under a partnership structure. As a result of this test, Abitibi-Consolidated recorded an impairment charge of $125 million, of which $81 million was attributed to the Commercial Printing Papers segment and $44 million to the Newsprint segment. Furthermore, following the sale of timberlands in the Thunder Bay area, Abitibi-Consolidated assessed its Fort William paper mill to net realizable value and recognized an impairment charge of $43 million. These asset write downs and impairment charges reduced amortization expense by approximately $36 million in 2006.

FUTURE INCOME TAXES

The application of CICA Handbook Section 3465, *Income taxes,* requires that future income tax assets and liabilities be recognized for the future income tax consequences of events that have been included in the consolidated statements of earnings or income tax returns. Future income tax is provided for using the liability method and recognizes all significant temporary differences between the tax and consolidated financial statements bases of assets, liabilities and certain carry forward items.

The Company's future income tax assets are recognized only to the extent that, in the Company's opinion, it is more likely than not that the future income tax assets will be realized. This opinion is based on certain estimates and assumptions. If these estimates or assumptions change in the future, the Company could be required to reduce or increase the value of the future income tax assets resulting in income tax expense or recovery. The Company reviews its future income tax assets periodically.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply in the years in which assets and liabilities are expected to be recovered or settled. For these years, a projection of taxable income and an assumption of the ultimate recovery or settlement period for temporary differences are required. The projection of future taxable income is based on management's best estimate and may vary from actual taxable income. Changes in estimates or assumptions could affect the income tax expense (recovery) in the consolidated statements of earnings and the future income taxes in the balance sheets of the Company's consolidated financial statements.

EMPLOYEE FUTURE BENEFIT PLANS

The application of CICA Handbook Section 3461, *Employee Future Benefits,* requires judgments regarding certain assumptions that affect the amounts recorded for the plans' estimated accrued benefit obligations and related income or expense.

The Company uses independent actuarial firms to perform actuarial valuations of the fair values of post-retirement and pension plan obligations and costs. The major assumptions are the expected return on plan assets and the compensation rate increase. The Company, based on its own experience and recommendations from its actuarial firms, reviews these assumptions annually. The discount rate used to calculate the present value of the pension obligation is reassessed at each measurement date. For 2006, the major assumptions have been estimated at 5.25% for the discount rate and 3.1% for the compensation rate increase in the case of the pension obligation. In the case of the pension expense, the assumptions have been estimated at 5.25% for the discount rate, 7% for the return on plan assets and 3.1% for the compensation rate increase.

The Company amortizes past service costs and cumulative unrecognized net actuarial gains and losses, in excess of 10% of the greater of the projected benefit obligation or the market-related value of plan assets, over the average remaining service period of the active employee group covered by the plans. As at December 31, 2006, the Company's deficit of the fair value of the pension plan assets over its accrued benefit obligation was $607 million, compared to $874 million at the end of 2005. This decrease is mainly attributable to the higher than expected return on plan assets as well as the additional funding from the Company in 2006. The Company anticipates that it will fund its actuarial deficit over the next five years. Consequently, the Company believes its minimum pension and post-retirement benefits funding in excess of pension expense will be in a similar range for 2007 when compared to the corresponding $73 million for 2006. The Company's contributions for both pension and post-retirement benefits are expected to be approximately $220 million in 2007, compared to $222 million in 2006. The estimated contribution for 2007 includes a one-time amount of $16 million related to mill closures.

Changes in estimates or assumptions could affect the employee future benefits in the balance sheets and cost of products sold in the statements of earnings of the Company's consolidated financial statements. A change of 0.25% in the discount and compensation rates would represent a variation in the pension obligation of approximately $120 million and $25 million, respectively. Also, a change of 0.25% in the discount, return on plan assets and compensation rates would represent a variation in the pension costs of approximately $10 million, $8 million and $5 million, respectively. These sensitivities are based on actual assumptions and could differ when using a different base or percentage of variation in a way that may not be linear or symmetrical.

A description of the plans, the assumptions used in the calculation and certain sensitivities are presented in Note 21 of the consolidated financial statements.

FOREIGN EXCHANGE

The application of CICA Handbook Section 1650, *Foreign Currency Translation,* requires that monetary assets and liabilities of domestic and integrated foreign operations denominated in foreign currencies be translated at the year-end exchange rate and the gains or losses resulting from the period-to-period exchange variation be absorbed in the consolidated statements of earnings.

The majority of the Company's long-term debt is denominated in U.S. dollars. A variation of US$0.01 in relative value to the Canadian dollar represents $43 million of non-cash pre-tax gain or loss to the Company's consolidated statements of earnings.

USE OF NON-GAAP FINANCIAL MEASURES

EBITDA is not a recognized measure under Canadian GAAP. The Company believes that this measure is useful supplemental information as it provides readers with an indication of cash generated before specific items, debt service, capital expenditures, excess funding to employee future benefit plans and income taxes. Readers should be cautioned, however, that this information should not be confused with or used as an alternative for net earnings determined in accordance with Canadian GAAP as an indicator of performance or for cash flows from continuing operating, investing and financing activities as a measure of liquidity and cash flows.

As shown in Table 16, EBITDA is calculated by adding amortization of plant and equipment, amortization of intangible assets, as well as specific items to operating profit (loss) from continuing operations. The Company's method for calculating this information may differ from that used by other companies and, accordingly, this information may not be comparable to measures used by other companies.

TABLE 16 EBITDA reconciliation

IN MILLIONS OF DOLLARS

	2006 $	2005 $
Operating profit (loss) from continuing operations	327	(276)
Plus (minus):		
Amortization of plant and equipment	424	863
Amortization of intangible assets	16	16
Specific items:		
CVD/AD	(171)	–
SG&A	(11)	–
Mill closure and other elements	(9)	46
EBITDA	576	649

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures have been established by the Company, in accordance with Regulation MI 52-109, to ensure that information disclosed by the Company in this MD&A and the related financial statements was properly recorded, processed, summarized and ultimately reported to the Board and the Audit Committee.

The Company has also established internal controls and procedures for financial reporting to ensure that the financial information contained in this MD&A and the related financial statements is fairly presented in conformity with Canadian GAAP and that the Company's transactions are properly approved, its assets are safeguarded against unauthorized or improper use, and the transactions it enters into are properly recorded and reported to permit the preparation of the Company's financial statements in conformity with Canadian GAAP.

In the year ended December 31, 2006, the Company did not make any significant changes in, nor take any significant corrective actions regarding the controls and procedures described in the two preceding paragraphs, or other factors that could significantly affect these controls and procedures. The Company's CEO and CFO periodically review the aforementioned controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the fourth quarter, the Company's CEO and CFO believe that the aforementioned controls and procedures are effective.

OVERSIGHT ROLE OF AUDIT COMMITTEE AND THE BOARD OF DIRECTORS

The Audit Committee reviews the Company's annual MD&A and related financial statements with management and the external auditors, and recommends their approval to the Board. Management and the internal auditor of the Company also present periodically to the committee a report of their assessment of the Company's internal controls and procedures for financial reporting. The external auditor periodically prepares for management a report on internal control weaknesses identified during the course of the auditor's annual audit, which is reviewed by the Audit Committee.

ADDITIONAL INFORMATION

Additional information relating to Abitibi-Consolidated, including the Annual Information Form, is on SEDAR at www.sedar.com, on EDGAR at www.edgar-online.com, and on the Company's website at www.abitibiconsolidated.com.

MANAGEMENT'S REPORT

The consolidated financial statements and all other information in the Annual Report are the responsibility of the Company's management and have been approved by its Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include some amounts, which are based on best estimates and judgment. Financial information provided elsewhere in the Annual Report is consistent with that shown in the consolidated financial statements.

Senior management of the Company is responsible for the design, establishment and maintenance of appropriate internal controls and procedures for financial reporting, to ensure that financial statements for external purposes are fairly presented in conformity with generally accepted accounting principles. Pursuant to these internal controls and procedures, processes have been designed to ensure that the Company's transactions are properly authorized, the Company's assets are safeguarded against unauthorized or improper use, and the Company's transactions are properly recorded and reported to permit the preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles. A team of internal auditors regularly evaluates the effectiveness of the Company's accounting systems, policies and internal controls and procedures for financial reporting, and presents its findings to senior management and informs the Audit Committee of its conclusions arising from this evaluation.

External and internal auditors have free and independent access to the Audit Committee, which is comprised of five independent members of the Board of Directors. The Audit Committee, which meets regularly throughout the year with members of financial management and the external and internal auditors, reviews the consolidated financial statements and recommends their approval to the Board of Directors.

The accompanying consolidated financial statements have been examined by the external auditors, PricewaterhouseCoopers LLP, whose report appears herein.



JOHN W. WEAVER
PRESIDENT AND CHIEF EXECUTIVE OFFICER



PIERRE ROUGEAU
SENIOR VICE-PRESIDENT,
CORPORATE DEVELOPMENT
AND CHIEF FINANCIAL OFFICER

MARCH 6, 2007
MONTRÉAL, QUÉBEC, CANADA

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management, more specifically, the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the financial reporting of the Company, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting as well as the preparation and the presentation of the Company's consolidated financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles, including a reconciliation to United States generally accepted accounting principles.

The Company's management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as at December 31, 2006 based on the criteria established in "Internal Control–Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management has concluded that such internal control over financial reporting was effective based on those criteria as at December 31, 2006. There are no material weaknesses that have been identified by management in this regard, as of December 31, 2006.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as at December 31, 2006 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which follows.



JOHN W. WEAVER
PRESIDENT AND CHIEF EXECUTIVE OFFICER



PIERRE ROUGEAU
SENIOR VICE-PRESIDENT,
CORPORATE DEVELOPMENT
AND CHIEF FINANCIAL OFFICER

MARCH 6, 2007
MONTRÉAL, QUÉBEC, CANADA

AUDITORS' REPORT

TO THE SHAREHOLDERS OF ABITIBI-CONSOLIDATED INC.

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Abitibi-Consolidated Inc. (the "Company") as of December 31, 2006 and audits of its December 31, 2005 and 2004 consolidated financial statements. Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated balance sheets of the Company as at December 31, 2006 and 2005, and the related consolidated statements of earnings, deficit and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Company's consolidated financial statements as at December 31, 2006 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audits of the Company's consolidated financial statements as at December 31, 2005 and for each of the two years in the period ended December 31, 2005 in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

INTERNAL CONTROL OVER FINANCIAL REPORTING

We have also audited management's assessment, included in the accompanying Management's report on internal control over financial reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on criteria established in Internal Control–Integrated Framework issued by the COSO. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control–Integrated Framework issued by the COSO.

PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS

MARCH 6, 2007
MONTRÉAL, QUÉBEC, CANADA

CONSOLIDATED STATEMENTS OF EARNINGS

YEARS ENDED DECEMBER 31
IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

	2006 $	2005 $	2004 $
Sales	**4,851**	5,342	5,299
Cost of products sold, excluding amortization	**3,612**	3,866	3,770
Distribution costs	**517**	591	592
Countervailing, anti-dumping and other duties (NOTE 4)	**(169)**	67	50
Selling, general and administrative expenses	**133**	169	169
Mill closure and other elements (NOTE 6)	**(9)**	46	39
Amortization of plant and equipment (NOTE 5 AND NOTE 15)	**424**	863	919
Amortization of intangible assets (NOTE 16)	**16**	16	16
Operating profit (loss) from continuing operations	**327**	(276)	(256)
Financial expenses (NOTE 7)	**307**	412	375
Gain on translation of foreign currencies	**(10)**	(101)	(317)
Other expenses (income) (NOTE 8)	**28**	10	(16)
Earnings (loss) from continuing operations before the following items	**2**	(597)	(298)
Income tax recovery (NOTE 10)	**(85)**	(271)	(176)
Share of earnings from investments subject to significant influence	**4**	2	6
Non-controlling interests	**(37)**	(29)	(10)
Earnings (loss) from continuing operations	**54**	(353)	(126)
Earnings from discontinued operations (NOTE 9)	**–**	3	90
Net earnings (loss)	**54**	(350)	(36)
Per common share (in dollars, basic and diluted) (NOTE 23)			
Earnings (loss) from continuing operations	**0.12**	(0.81)	(0.29)
Net earnings (loss)	**0.12**	(0.80)	(0.08)
Weighted average number of common shares outstanding (IN MILLIONS)	**440**	440	440
Common shares outstanding, end of year (IN MILLIONS)	**440**	440	440

CONSOLIDATED STATEMENTS OF DEFICIT

YEARS ENDED DECEMBER 31
IN MILLIONS OF CANADIAN DOLLARS

	2006 $	2005 $	2004 $
Deficit, beginning of year	**(875)**	(481)	(401)
Net earnings (loss)	**54**	(350)	(36)
Dividends declared	**(22)**	(44)	(44)
Deficit, end of year	**(843)**	(875)	(481)

See accompanying Notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31
IN MILLIONS OF CANADIAN DOLLARS

	2006 $	2005 $	2004 $
CONTINUING OPERATING ACTIVITIES			
Earnings (loss) from continuing operations	**54**	(353)	(126)
Amortization	**440**	879	935
Future income taxes (NOTE 10)	**(68)**	(194)	(182)
Loss (gain) on translation of foreign currency long-term debt	**6**	(154)	(356)
Employee future benefits, excess of funding over expense	**(73)**	(65)	(116)
Long-term portion of countervailing and anti-dumping duties receivable (NOTE 4)	**41**	–	(44)
Non-cash mill closure elements	**–**	19	28
Gain on disposal of assets (NOTE 6)	**(20)**	(58)	–
Gain on disposal of an investment (NOTE 8)	**–**	(2)	(25)
Non-controlling interests	**37**	29	10
Other non-cash items	**(18)**	30	19
	399	131	143
Changes in non-cash operating working capital components (NOTE 11)	**(167)**	33	(146)
Cash flows from (used in) continuing operating activities	**232**	164	(3)
FINANCING ACTIVITIES OF CONTINUING OPERATIONS			
Increase in long-term debt	**558**	1,172	1,004
Repayment of long-term debt (NOTE 20)	**(470)**	(1,881)	(766)
Financing fees	**–**	(14)	(9)
Dividends paid to shareholders	**(22)**	(44)	(55)
Dividends and cash distributions paid to non-controlling interests	**(44)**	(31)	(16)
Other	**–**	1	3
Cash flows from (used in) financing activities of continuing operations	**22**	(797)	161
INVESTING ACTIVITIES OF CONTINUING OPERATIONS			
Additions to property, plant and equipment	**(165)**	(177)	(256)
Additions to intangible assets	**(3)**	–	–
Business acquisitions, net of cash and cash equivalents (NOTE 3)	**–**	(13)	8
Acquisition of non-controlling interests (NOTE 3)	**–**	–	(7)
Net proceeds on disposal of discontinued operations (NOTE 3)	**–**	693	112
Net proceeds on disposal of an investment (NOTE 8)	**1**	2	57
Net proceeds on disposal of property, plant and equipment and other assets	**32**	64	4
Receipt on note receivable	**10**	–	–
Other	**2**	(3)	(4)
Cash flows from (used in) investing activities of continuing operations	**(123)**	566	(86)
Cash generated by (used in) continuing operations	**131**	(67)	72
Cash generated by discontinued operations (NOTE 9)	**–**	3	15
Increase (decrease) in cash and cash equivalents	**131**	(64)	87
Foreign currency translation adjustment on cash	**5**	(4)	(5)
Cash and cash equivalents, beginning of year	**67**	135	53
Cash and cash equivalents, end of year	**203**	67	135
Cash and cash equivalents, end of year, related to:			
Continuing operations	**203**	67	115
Discontinued operations	**–**	–	20
	203	67	135

See accompanying Notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31
IN MILLIONS OF CANADIAN DOLLARS

	2006 $	2005 $
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents (NOTE 12)	203	67
Accounts receivable	362	436
Inventories (NOTE 13)	683	652
Prepaid expenses	53	52
Future income taxes (NOTE 10)	70	–
	1,371	1,207
Property, plant and equipment (NOTE 15)	3,984	4,260
Intangible assets (NOTE 16)	460	473
Employee future benefits (NOTE 21)	328	248
Future income taxes (NOTE 10)	322	414
Other assets (NOTE 18)	200	146
Goodwill (NOTE 17)	1,297	1,296
	7,962	8,044
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities (NOTE 19)	785	933
Long-term debt due within one year (NOTE 20)	72	18
	857	951
Long-term debt (NOTE 20)	3,792	3,744
Employee future benefits (NOTE 21)	162	154
Future income taxes (NOTE 10)	629	716
Non-controlling interests	71	78
SHAREHOLDERS' EQUITY		
Capital stock (NOTE 22)	3,518	3,518
Contributed surplus (NOTE 24)	40	34
Deficit	(843)	(875)
Foreign currency translation adjustment (NOTE 25)	(264)	(276)
	2,451	2,401
	7,962	8,044

Commitments and contingencies (NOTE 27)

See accompanying Notes to consolidated financial statements.

Approved by the Board



JOHN W. WEAVER
PRESIDENT AND CHIEF EXECUTIVE OFFICER



GARY J. LUKASSEN
CHAIRMAN OF THE AUDIT COMMITTEE

CONSOLIDATED BUSINESS SEGMENTS

YEARS ENDED DECEMBER 31
IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

	SALES $	AMORTIZATION AND IMPAIRMENT [1] $	OPERATING PROFIT (LOSS) [1] $	ASSETS $	ADDITIONS TO CAPITAL ASSETS [2] $	SALES VOLUME (UNAUDITED)
2006						
Newsprint	**2,607**	**237**	**215**	**4,358**	**84**	**3,486** [a]
Commercial printing papers	**1,511**	**156**	**(32)**	**2,742**	**52**	**1,748** [a]
Wood products[3]	**733**	**47**	**144**	**862**	**32**	**1,858** [b]
Continuing operations	**4,851**	**440**	**327**	**7,962**	**168**	
2005						
Newsprint	2,892	531	(228)	4,490	70	3,972 [a]
Commercial printing papers	1,552	297	(89)	2,701	69	1,782 [a]
Wood products[3]	898	51	41	853	38	1,965 [b]
Continuing operations	5,342	879	(276)	8,044	177	
2004						
Newsprint	2,795	702	(362)		96	3,971 [a]
Commercial printing papers	1,479	177	(52)		141	1,738 [a]
Wood products[3]	1,025	56	158		19	2,169 [b]
Continuing operations	5,299	935	(256)		256	

1 Specific items affecting:

	MILL CLOSURE AND OTHER ELEMENTS						
	MILL CLOSURE COSTS $	GAIN ON SALE OF ASSETS $	OTHER ELEMENTS [4] $	COUNTER-VAILING, ANTI-DUMPING AND OTHER DUTIES $	SG&A EXPENSES [5] $	AMORTIZATION AND IMPAIRMENT $	TOTAL SPECIFIC ITEMS $
2006							
Newsprint	**(7)**	**(18)**	**8**	**–**	**(6)**	**–**	**(23)**
Commercial printing papers	**–**	**–**	**7**	**–**	**(3)**	**–**	**4**
Wood products	**–**	**–**	**1**	**(171)**	**(2)**	**–**	**(172)**
	(7)	**(18)**	**16**	**(171)**	**(11)**	**–**	**(191)**
2005							
Newsprint	89	–	9	–	–	247	345
Commercial printing papers	–	(53)	–	–	–	124	71
Wood products	1	–	–	–	–	–	1
	90	(53)	9	–	–	371	417
2004							
Newsprint	17	–	8	–	–	364	389
Commercial printing papers	7	–	7	–	–	–	14
Wood products	–	–	–	(32)	–	–	(32)
	24	–	15	(32)	–	364	371

2 Capital assets include property, plant and equipment and intangible assets.
3 Wood products sales exclude inter-segment sales of $162 million in 2006 (2005–$172 million, 2004–$177 million).
4 Other elements include early retirement program, labour force reductions, start-up costs and air emission credits.
5 Related to the reversal of prior years' provision of capital tax included in selling, general and administrative expenses.

a in thousands of tonnes
b in millions of board feet

See accompanying Notes to consolidated financial statements.

CONSOLIDATED GEOGRAPHIC SEGMENTS

YEARS ENDED DECEMBER 31
IN MILLIONS OF CANADIAN DOLLARS

Sales, capital assets[1] and goodwill by geographic manufacturing location are as follows:

	SALES $	CAPITAL ASSETS AND GOODWILL $
2006		
Canada	**3,938**	**4,341**
United States	**752**	**1,147**
United Kingdom	**161**	**253**
Continuing operations	**4,851**	**5,741**
2005		
Canada	4,417	4,587
United States	741	1,192
United Kingdom	184	250
Continuing operations	5,342	6,029
2004		
Canada	4,453	
United States	663	
United Kingdom	183	
Continuing operations	5,299	

Sales by final destination are as follows:

	2006 $	2005 $	2004 $
Canada	**750**	710	817
United States	**3,190**	3,547	3,508
Other countries	**911**	1,085	974
Continuing operations	**4,851**	5,342	5,299

1 Capital assets include property, plant and equipment and intangible assets.

See accompanying Notes to consolidated financial statements.

01 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements of Abitibi-Consolidated Inc. (the "Company") are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These consolidated financial statements differ in certain respects from those prepared in accordance with United States generally accepted accounting principles ("US GAAP") and are not intended to provide certain disclosures which would typically be found in US GAAP financial statements. These measurement and disclosure differences are described in note 29 "Differences between Canadian and United States generally accepted accounting principles".

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries, as well as its joint ventures. The Company's interests in joint ventures are accounted for using the proportionate consolidation method. The investments in entities subject to significant influence are accounted for using the equity method.

BUSINESS OF THE COMPANY

The Company operates an integrated business in forest products. Operations are located in Canada, the United States and the United Kingdom. The woodlands operations supply logs to sawmills and certain pulp and paper mills. Sawmills process logs to produce wood products and wood chips. The production and selling of wood products constitutes the "Wood products" segment. Chips are used in the production of newsprint, commercial printing papers and market pulp. The remaining fibre requirements for the production of newsprint and commercial printing papers is obtained mainly from the paper recycling facilities operated by the Company and from long-term supply agreements. The manufacturing and selling of newsprint and the collection of old papers constitute the "Newsprint" segment. As newsprint is used to print newspapers and advertising flyers, demand is determined by circulation and advertising. The manufacturing and selling of commercial printing papers and a small volume of market pulp constitute the "Commercial printing papers" segment. Commercial printing papers are used by commercial printers, converters, advertisers and publishers to produce advertising inserts, books, telephone directories, business forms, magazines, catalogues, envelopes, instruction manuals and financial printing.

Most of the Company's products are marketed globally with a significant concentration in the United States. The Company does not have any customer for which sales exceed 10% of total sales.

The accounting policies used in each of these business segments are the same as those described in this summary of significant accounting policies. The head office costs are distributed to the different segments using an appropriate method. Inter-segment transfers of wood chips and old papers are recorded at the exchange value, which is the amount agreed to by the parties.

The business segments are managed separately because each segment requires different technology and marketing strategies. Business segment operating profit takes into account sales, cost of products sold, distribution costs, countervailing, anti-dumping and other duties, selling, general and administrative expenses, mill closure and other elements, amortization and impairment of plant and equipment and intangible assets as well as goodwill impairment for each business segment. Financial expenses, loss or gain on translation of foreign currencies, other expenses and income, income tax expense or recovery, share of earnings from investments subject to significant influence, as well as non-controlling interests are not allocated to specific business segments.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses for the reporting period. Significant areas requiring the use of management estimates are: useful lives of plant and equipment, impairment of long-lived assets and goodwill, employee future benefits, income taxes, asset retirement obligations and environmental accruals. Actual results could differ from those estimates.

REVENUE

The Company's revenues are essentially derived from sales of goods. Such revenues are recognized when persuasive evidence of an arrangement exists, the goods have been delivered, there are no uncertainties surrounding product acceptance, the related revenue is fixed or determinable and collection is reasonably assured. Sales are reported net of allowances and rebates.

TRANSLATION OF FOREIGN CURRENCIES

SELF-SUSTAINING FOREIGN OPERATIONS

Assets and liabilities of self-sustaining foreign subsidiaries and joint ventures are translated into Canadian dollars at year-end exchange rates and the resulting unrealized exchange gains or losses are included in the foreign currency translation adjustment account in shareholders' equity. Revenue and expense items are translated into Canadian dollars at the exchange rate in effect on the date on which such items are recognized into earnings.

TRANSLATION OF OTHER FOREIGN CURRENCY TRANSACTIONS

Monetary items denominated in foreign currency such as foreign currency debt are translated at the year-end exchange rate. The resulting exchange gains or losses are included in earnings of the year.

Realized gains and losses on currency options and forward exchange contracts designated as hedges of anticipated revenues are recognized in earnings when such revenue is earned.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, demand deposits, banker's acceptances and commercial paper with a maturity of three months or less from the date of purchase that are recorded at cost, which approximates market value.

ACCOUNTS RECEIVABLE

Accounts receivable are recorded at cost, net of a provision for doubtful accounts that is based on expected collectibility. Any gains or losses on the sale of accounts receivable are calculated by comparing the book value of the accounts receivable sold to the total of the cash proceeds received from the sale and the fair value of the retained interest in such receivables on the date of the transfer. Fair values are determined on a discounted cash flow basis. Costs related to the sale of accounts receivable are recognized in "Other expenses (income)" in the consolidated statements of earnings in the period in which they are incurred.

As at December 31, 2006, accounts receivable recorded on the balance sheet are net of an allowance for doubtful accounts of $3 million (2005–$4 million).

INVENTORIES

Wood products, newsprint and commercial printing papers inventories are valued at the lower of cost, determined on an average cost basis, and net realizable value.

Logs, chips, other raw materials as well as production and maintenance supply inventories are valued at the lower of cost, determined on an average cost basis, and replacement cost.

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

01 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENTS

Investments in entities subject to significant influence are accounted for using the equity method. Other investments are recorded at cost.

PROPERTY, PLANT AND EQUIPMENT AND AMORTIZATION

Property, plant and equipment are recorded at cost, including capitalized interest and pre-production costs. Investment tax credits and government capital grants received reduce the cost of the related assets.

Amortization is provided principally using the straight-line method, at rates which amortize the assets' cost over the useful lives as follows:

	YEARS
Buildings, pulp and paper mill production equipment	20–25
Sawmill production equipment	10–12
Woodlands, roads, timberlands, camps and equipment	10–20
Hydroelectric power plants	40

Additions to plant and equipment are amortized from the date of operation. Repairs and maintenance as well as planned shutdown maintenance are charged to expense as incurred.

INTANGIBLE ASSETS AND AMORTIZATION

Intangible assets are recorded at cost. Amortization is provided using the straight-line method over the useful lives of the intangible assets.

	YEARS
Water rights	40
Cutting rights	25–33

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the book value of the assets may not be recoverable, as measured by comparing their net book value to the estimated undiscounted future cash flows generated by their use. Impaired assets are recorded at fair value, determined principally using discounted future cash flows expected from their use and eventual disposition.

OTHER ASSETS

Other assets are reported at cost. Deferred financing fees are amortized over the life of the related long-term debt, which generally ranges from 5 to 30 years.

GOODWILL

Goodwill is subject to an annual impairment test performed during the fourth quarter of each year. The test will be performed more frequently if events or changes in circumstances indicate that goodwill might be impaired. Testing for impairment is accomplished mainly by determining whether the fair value of a reporting unit, based on discounted cash flows, exceeds the book value of the net assets of that reporting unit as at the assessment date. If the fair value is greater than the book value, no further impairment testing is necessary. In the event that the book value exceeds the fair value, a second test must be performed whereby the fair value of the reporting unit's goodwill must be estimated to determine if it is less than its book value. Fair value of goodwill is estimated in the same manner as goodwill is determined in an acquisition, that is, the excess of the fair value of the reporting unit over the fair value of the identifiable net assets of the reporting unit.

ENVIRONMENTAL COSTS

The Company is subject to environmental laws and regulations enacted by federal, provincial, state and local authorities. Environmental expenditures that will benefit the Company in future years are recorded at cost and capitalized as part of property, plant and equipment. Amortization is charged to income over the estimated future benefit period of the assets. Environmental expenditures that are not expected to provide a benefit to the Company in future periods are accrued on a non-discounted basis and expensed to earnings, on a site-by-site basis, when a requirement to remedy an environmental exposure is probable and a cost can reasonably be estimated.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are recognized in the period in which the Company incurs a legal obligation associated to the retirement of an asset. The obligation is initially measured at fair value and subsequently adjusted for the passage of time, using a credit adjusted risk-free interest rate, and any changes in the underlying cash flows. The costs are to be capitalized as part of the book value of the related asset and depreciated over its remaining useful life.

EMPLOYEE FUTURE BENEFITS

PENSION BENEFIT PLANS

The Company accrues the cost of defined benefit plans as determined by independent actuaries based on assumptions determined by the Company. The determination of the net periodic benefit cost includes:

- the cost of pension benefits provided in exchange of employees' services rendered during the year;
- the interest cost of pension obligations;
- the expected long-term return on pension fund assets, which is based on a market-related value determined using a five-year moving average market value for equity securities and fair value for other asset classes;
- gains or losses on settlements, curtailments and special early retirement;
- the straight-line amortization of past service costs and plan amendments over the average remaining service period of the active employee group covered by the plans (approximately 11 years); and
- the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation or market-related value of plan assets, at the beginning of the year, over the average remaining service period of the active employee group covered by the plans.

The pension plans' obligations are determined in accordance with the projected benefit method prorated on services.

OTHER BENEFIT PLANS

The Company accrues the cost of post-retirement benefits other than pensions as determined by independent actuaries based on assumptions determined by the Company. These benefits, which are funded by the Company as they become due, include life insurance programs as well as medical and dental benefits. The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the accrued benefit obligation at the beginning of the year, over the average remaining service period of the active employee group covered by the plans.

01 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

Future income tax assets and liabilities are recognized for the future income tax consequences of events that have been included in the financial statements or income tax returns of the Company. Future income taxes are provided for using the liability method. Under the liability method, future income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets, liabilities and carry forward items, and measured using the tax rates and laws expected to apply in the years in which the assets and liabilities are expected to be recovered or settled. The Company does not provide for income taxes on undistributed earnings of foreign subsidiaries that are not expected to be repatriated in the foreseeable future.

Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment or substantive enactment.

Investment tax credits are recognized in earnings as a reduction of research and development expenses, as part of cost of goods sold, when the Company has made the qualifying expenditures and there is a reasonable assurance that the credits will be realized.

STOCK-BASED COMPENSATION PLANS

The Company has stock-based compensation plans, which are described in note 24. The Company records, as a charge to earnings, the fair value of stock options at the grant date. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to "Capital stock". Stock-based compensation expense, related to stock option plans, is recognized using the straight-line method over the vesting period. The contributed surplus component of the stock-based compensation is transferred to capital stock upon the issuance of common shares.

All costs related to the other stock-based compensation plans are accrued and expensed to earnings when earned or over the vesting period, if any.

DERIVATIVE INSTRUMENTS

The Company utilizes derivative instruments in the management of its foreign currency and interest rate exposures. The Company uses hedging instruments to hedge changes in fair value or cash flows for items with identified exposures. The Company also assesses, both at the hedge's inception and on an ongoing basis, the effectiveness of hedging instruments. The Company uses hedge accounting to account for the derivative instruments formally designated as hedging instruments and the fair value method for derivative instruments not designated as hedging instruments.

Realized and unrealized gains or losses associated with hedging instruments for which the underlying hedged items are either sold, paid or terminated are recognized to earnings. Realized and unrealized gains or losses when hedging instruments have ended or cease to be effective prior to their maturity are deferred and recognized in earnings concurrently with the recognition of the items being hedged.

The Company hedges part of its foreign exchange exposure on anticipated cash inflows in US dollars and Euros through the use of options and forward exchange contracts. Resulting gains and losses, including premiums on options, are recognized when the designated hedge is exercised and are included in "Sales".

The Company hedges part of its risk exposure to interest rates on its long-term debt through the use of interest rate swap contracts. Amounts accounted for under interest rate swap agreements are recognized as adjustments to "Financial expenses".

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

ACCOUNTING PRINCIPLES ISSUED BUT NOT YET IMPLEMENTED

FINANCIAL INSTRUMENTS, HEDGES AND COMPREHENSIVE INCOME

In January 2005, the Canadian Institute of Chartered Accountants ("CICA") published the following three new sections of the CICA Handbook: Section 3855, *Financial Instruments–Recognition and Measurement*, Section 3865, *Hedges*, and Section 1530, *Comprehensive Income*. Together, these standards introduce new requirements for the recognition and measurement of financial instruments, hedge accounting and comprehensive income that are, for the most part, harmonized with standards issued by the US Financial Accounting Standards Board ("FASB"). While management is currently assessing the effects of these new recommendations, impacts consistent with the adjustments described under note 29 D) 1, 2 and E) of these financial statements are expected. These new recommendations must be adopted by the Company for the fiscal year beginning on January 1, 2007. The application of these new recommendations is not expected to have a significant effect on the Company's financial position, earnings or cash flows but will require the Company to present a new statement entitled "Comprehensive income".

ACCOUNTING CHANGES

During the year, the CICA has issued a new section of the CICA Handbook, Section 1506, *Accounting Changes*. This standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. The Company will apply this standard on January 1, 2007.

COMPARATIVE FIGURES

Certain comparative figures disclosed in the consolidated financial statements have been reclassified to conform to the present year presentation.

02 MEASUREMENT UNCERTAINTY

IMPAIRMENT OF GOODWILL

The Company performs the required annual impairment test as of September 30 during the fourth quarter of each year. As at December 31, 2006, the Company had $1,297 million of goodwill, from which $858 million were related to the "Newsprint" segment and $439 million to the "Commercial printing papers" segment. The Company performed the 2006 goodwill impairment test and found that the fair value of both paper segments exceeded book value by at least 20%. The Company also performed sensitivity analyses under various scenarios and assumptions.

Testing for impairment is accomplished mainly by determining whether the fair value of a reporting unit exceeds the book value of the net assets of that reporting unit as at the assessment date. The Company tests its goodwill for impairment using a two-step methodology. This two-step methodology contains estimates and judgments that are subjective and uncertain, and thus, may change over time.

The Company conducted the initial step of the goodwill impairment test, consisting of making the determination of fair value, which the Company does by relying primarily on the discounted cash flow method. This method uses projections of cash flows from each of the reporting units. Key assumptions include estimated useful life of the long-lived assets, projections of trend price, production levels, production costs, market supply and demand, foreign exchange rates, inflation, weighted average cost of capital ("WACC") and capital spending. The assumptions are derived from (1) information generated internally, such as existing sales data based on current product lines and assumed production levels, as well as manufacturing costs; (2) independent industry research firms; and (3) other external published reports and forecasts. The Company's products are commodity products, therefore, pricing is inherently volatile and often follows a cyclical pattern. Trend prices are derived from forecasts prepared by Resource Information Systems Inc. ("RISI"), an independent external firm, taking into consideration the

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

02 MEASUREMENT UNCERTAINTY (CONTINUED)

specific characteristics of the Company's products. The Company also uses RISI's currency exchange long-term forecast of CDN$1.00 equals US$0.86. To assure consistency with market valuation, the Company estimates its market valuation and compares it with results obtained with the discounted cash flow method.

The second step is performed only when the book value exceeds the fair value. Under this scenario, a second test is performed whereby the fair value of the reporting unit's goodwill is estimated to determine if it is less than its book value. Fair value of goodwill is estimated in the same manner as goodwill is determined in an acquisition, that is, the excess of the fair value of the reporting unit over the fair value of the identifiable net assets of the reporting unit.

The above-listed assumptions used in the calculation models are interrelated. The continuing degree of interrelationship of these assumptions is, in and of itself, a significant assumption. Because of the interrelationship among these assumptions, the Company does not believe it would be meaningful to provide additional sensitivity analysis on any of these individual assumptions, with the exception of paper prices and WACC. Based on the Company's most probable price outlook scenario, if trend price projections were to decrease by US$25 per tonne, the fair value would exceed book value by 12% for the "Newsprint" segment and would be about equal to book value in the "Commercial printing papers" segment. If the WACC, which is used to discount the projected cash flows, was lower, the measure of the fair value of the Company's assets would increase. Conversely, if the WACC was higher, the measure of the fair value of the Company's assets would decrease. If the estimate of WACC was to increase by 25 basis points, the excess of the fair values of each of the reporting units would continue to exceed their book values by at least 16%.

Future changes in assumptions or the interrelationship of the assumptions may negatively impact future valuations. In future measurements of fair value, adverse changes in discounted cash flow assumptions could result in an impairment of goodwill that would require a non-cash charge to the consolidated statements of earnings and may have a material effect on the Company's consolidated financial statements.

IMPAIRMENT OF LONG-LIVED ASSETS

During the fourth quarter of 2006, the Company conducted the initial step of the impairment tests on the Bridgewater, United Kingdom paper mill and on the "Wood products" segment as a result of operating losses. The Company also conducted the initial step on the indefinitely idled Lufkin, Texas paper mill. Estimates of future cash flows used to test the recoverability of a long-lived asset are mainly derived in the same manner as the projections of cash flows used in the initial step of the goodwill impairment test. In addition, the impairment test for the Lufkin paper mill was performed in light of a scenario of the mill's restart producing lightweight coated paper under a partnership structure.

The Company concluded that the recognition of an impairment charge for the business units analyzed was not required, as the estimated undiscounted cash flows exceeded the book values by at least 32%. Certain paper mills and sawmills are particularly sensitive to the key assumptions. Given the inherent imprecision and corresponding importance of the key assumptions used in the impairment test, it is reasonably possible that changes in future conditions may lead management to use different key assumptions, which could require a material change in the book value of these assets. The total book value of these assets was $250 million, $174 million and $344 million for the "Newsprint", "Commercial printing papers" and "Wood products" segments, respectively, as at December 31, 2006.

See note 5 "Impairment of long-lived assets" for the write downs and impairment charges recorded by the Company in 2005 and 2004.

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

03 ACQUISITIONS AND DIVESTITURE

2005

I) DIVESTITURE

On November 17, 2005, the Company completed the sale of its 50% share ownership in Pan Asia Paper Company Pte Ltd ("PanAsia") to Norske Skogindustrier ASA of Norway for a cash consideration of $712 million (US$600 million), less $11 million of post-closing transaction costs, plus a cash purchase price adjustment of up to US$30 million depending on the achievement of certain financial performance objectives in 2006. No price adjustment has been booked as at December 31, 2006. The Company recorded a gain of $3 million (loss of $10 million net of income taxes) related to this transaction. The $10 million loss is included in "Earnings from discontinued operations" in the consolidated statements of earnings.

II) ACQUISITION

In 2005, the Company acquired the remaining 57% of the softwood sawmill assets owned by Gestofor Inc. The sawmill is located in Saint-Raymond de Portneuf, Québec. The results of the acquired business have been included in the consolidated financial statements since January 1, 2005.

2004

I) ACQUISITION OF NON-CONTROLLING INTERESTS

On June 2, 2004, the Company exercised its option, at the predetermined amount of $7 million (US$5 million), to acquire the other joint venture partner's 50% non-controlling interest in Alabama River Newsprint Company ("Alabama") and Alabama River Recycling Company ("Alabama Recycling"). As part of this transaction, the Company renounced its loan receivable from the partner, and the partner renounced its right to the subordinated long-term debt. The book value of the non-controlling interest amounted to $90 million as at June 2, 2004. The $12 million excess of consideration over the book value of non-controlling interest has been allocated to property, plant and equipment.

II) BUSINESS ACQUISITIONS

On May 17, 2004, the Company acquired the assets of Coopérative Forestière Laterrière for a cash consideration of $10 million. The consideration paid was entirely allocated to property, plant and equipment. The results of the acquired business have been included in the consolidated financial statements since the effective date of the acquisition.

On July 1, 2004, the Company acquired, for a cash consideration of $14 million (US$10.5 million) an additional 2.5% interest in Augusta Newsprint Company ("Augusta"), a company operating a newsprint mill located in Augusta, Georgia. As a result of this transaction, the Company's interest rose from 50% to 52.5% and control was obtained. Effective as at the date of acquisition and in accordance with Section 1590 of the CICA Handbook, the Company's consolidated financial statements include all the accounts of Augusta, which is no longer included on a proportionate consolidation basis. The effect of this business transaction has been reflected in the consolidated financial statements since the effective date of the acquisition.

These acquisitions were accounted for using the purchase method of accounting, whereby the total cost of the acquisitions has been allocated to the assets acquired and to the liabilities assumed based upon their respective fair values at the effective date of acquisition.

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

03 ACQUISITIONS AND DIVESTITURE (CONTINUED)

The fair value of net assets acquired, net liabilities assumed or book value of net assets sold were as follows:

		2005	2004
	NET ASSETS SOLD $	NET ASSETS ACQUIRED $	NET LIABILITIES ASSUMED $
Net assets acquired, net liabilities assumed or net assets sold			
Current assets, excluding cash and cash equivalents	174	8	21
Property, plant and equipment	814	5	78
Intangible assets	5	21	–
Other non-current assets	4	–	1
Goodwill	75	–	4
Current liabilities	(81)	(1)	(11)
Long-term debt	(346)	(1)	(37)
Employee future benefits	–	–	(9)
Future income tax liabilities	(46)	(8)	–
Non-controlling interests	(33)	–	(55)
Foreign currency translation adjustment	120	–	–
Fair value of net assets acquired or net liabilities assumed or book value of net assets sold	686	24	(8)
Consideration paid (received)			
Cash (net of cash and cash equivalents)	(689)	13	(8)
Transaction costs payable	(4)	–	–
Book value of investment in Gestofor Inc.	–	11	–
	(693)	24	(8)

04 COUNTERVAILING, ANTI-DUMPING AND OTHER DUTIES

In December 2006, the Company received a refund of $270 million (US$239 million) in countervailing and anti-dumping deposits. Taking into consideration the account receivable of $59 million (US$52 million) recorded in 2004, revenue of $171 million was recognized in 2006, mostly related to the agreement and settlement by the governments of Canada and the United States on the softwood lumber dispute, as well as a related interest income of $32 million (note 7). The $171 million revenue is a reversal of previous years' countervailing and anti-dumping duties.

The new export tax expense on softwood lumber effective in the fourth quarter of 2006 amounted to $2 million.

05 IMPAIRMENT OF LONG-LIVED ASSETS

2005

In 2005, the Company recorded asset write downs and impairment charges of $203 million ($138 million net of income taxes), mainly due to the permanent closure of its Stephenville, Newfoundland and Kenora, Ontario newsprint mills. The book value of the property, plant and equipment has been written down to its fair value, which represented the present value of the estimated net proceeds from dismantling, redeployment and disposal based on experience with the disposal of similar assets. The Company also recognized an impairment charge of $125 million ($77 million net of income taxes) related to the property, plant and equipment of the Lufkin paper

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

mill as some of its long-lived assets were no longer recoverable and exceeded their fair value. Furthermore, following the sale of timberlands in the Thunder Bay area, in Ontario, the Company assessed its Fort William, Ontario paper mill to fair value and recognized an impairment charge of $43 million ($29 million net of income taxes). Of the $371 million of write downs and impairment charges, $247 million was included in the "Newsprint" segment and $124 million was included in the "Commercial printing papers" segment. The revenues that used to be generated from those closed assets are now generated by the other mills of the Company.

2004

During the fourth quarter of 2004, the Company recognized asset write downs of $364 million ($235 million net of income taxes) related to the property, plant and equipment located in Sheldon, Texas, and Port-Alfred, Québec, as these long-lived assets were no longer recoverable and exceeded their fair value. The Company subsequently announced, on January 26, 2005, the permanent shutdown of the Sheldon and Port-Alfred mills, due to excess paper production capacity in the general business and high production costs. The book value of the property, plant and equipment was written down to its fair value, representing the present value of the estimated net proceeds from dismantling, redeployment and disposal, based on experience with disposal value of similar assets. Those assets are included in the "Newsprint" segment. The revenues that used to be generated from those closed assets are now generated by the other mills of the Company.

06 MILL CLOSURE AND OTHER ELEMENTS

2006

In 2006, the Company recorded favourable mill closure and other elements of $9 million ($4 million net of income taxes), resulting mainly from the sale of the Sheldon mill and from the reversal of related asset retirement obligations. These favourable elements were partially offset, mainly by mill closure and other elements charges, in most part related to the Company's initiative to review its Selling, General and Administrative expenses at Head Office, as well as its general and administrative costs incurred at the mills, where these expenses are included in cost of products sold. The mill closure and other elements included in the "Newsprint", "Commercial printing papers" and "Wood products" segments were a credit of $17 million, a charge of $7 million and a charge of $1 million, respectively.

2005

With respect to the permanent closure of the Kenora and Stephenville paper mills, as well as the Champneuf, Québec sawmill, and the closure of one paper machine at the Bridgewater paper mill announced in December 2005, the Company recorded a charge of $90 million ($62 million net of income taxes) in 2005. The Company also recorded in 2005 a charge of $9 million ($6 million net of income taxes) of early retirement program and labour force reductions. Of those mill closure and other elements, $98 million was included in the "Newsprint" segment and $1 million was included in the "Wood products" segment. During the fourth quarter, the Company also recorded a gain on the sale of timberlands in the Thunder Bay area for an amount of $53 million ($48 million net of income taxes). This gain was included in the "Commercial printing papers" segment.

2004

With respect to the permanent closure of its Sheldon and Port-Alfred paper mills, the Company recorded a charge of $28 million ($18 million net of income taxes) for obsolescence of inventory and asset retirement obligations related to environmental matters.

During the year 2004, $12 million of additional costs ($7 million net of income taxes) resulting from the 2003 idling of the Lufkin and Port-Alfred mills were recorded, as well as $7 million ($4 million net of income taxes) of start-up costs related to the Alma project.

During the year 2004, following the 2002 indefinite idling of the Sheldon mill, the Company sold some air emission credits. The resulting gain on disposal amounted to $8 million ($5 million net of income taxes) and was included in "Mill closure and other elements".

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

06 MILL CLOSURE AND OTHER ELEMENTS (CONTINUED)

The mill closure and other elements included in the "Newsprint" segment and in the "Commercial printing papers" segment were $25 million and $14 million, respectively.

The following table provides the components of the mill closure and other elements for the years ended December 31:

	2006 $	2005 $	2004 $
Severance and other labour-related costs	13	32	3
Defined benefit pension and other benefits costs	–	12	–
Early retirement program	2	9	–
Inventory obsolescence	1	18	17
Asset retirement obligations related to environmental matters	(7)	12	11
Gain on sale of assets	(18)	(53)	–
Gain on sale of air emission credits	–	–	(8)
Contractual obligations	(2)	10	–
Start-up costs	–	–	7
Costs incurred for idling and other	2	6	9
	(9)	46	39

The following table provides a reconciliation of the mill closure elements provision (excluding defined benefit pension and other benefits cost, early retirement program and labour force reductions, inventory obsolescence, asset retirement obligations and other gains), for the years ended December 31:

	2006 $	2005 $	2004 $
Mill closure elements provision, beginning of year	38	17	62
Mill closure elements incurred during the year	–	49	12
Mill closure elements reversed during the year	(4)	–	–
Payments	(27)	(28)	(57)
Mill closure elements provision, end of year	7	38	17

The Company expects to pay most of the balance of the provision for mill closure elements within the next twelve months.

07 FINANCIAL EXPENSES

	2006 $	2005 $	2004 $
Interest on long-term debt	321	364	352
Amortization of deferred financing elements related to debt	16	23	19
Premium on early retirement of debt and other elements related to early debt retirement	–	32	–
Interest income	(37)	(17)	(3)
Other	7	10	7
	307	412	375

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

In 2006, interest income includes $32 million related to the settlement of the softwood lumber dispute. In 2005, $11 million of interest income was recognized in relation to tax refunds.

During 2005, due to early long-term debt retirements, the Company recorded a write off of $3 million for unamortized deferred financing fees.

Net payment of interest on long-term debt in 2006 amounted to $321 million (2005–$376 million, 2004–$359 million).

08 OTHER EXPENSES (INCOME)

	2006 $	2005 $	2004 $
Discount on sale of accounts receivable (NOTE 26 C))	28	17	7
Gain on disposal of an investment	–	(2)	(25)
Other	–	(5)	2
	28	10	(16)

On May 19, 2004, the Company sold its 21% interest in Voyageur Panel Limited for gross proceeds of $57 million. The Company recorded a gain of $25 million, before income taxes, related to this transaction. In 2005, the Company received a purchase price adjustment of $2 million related to this transaction.

09 DISCONTINUED OPERATIONS

On November 17, 2005, the Company completed the sale of its 50% share ownership in PanAsia. Accordingly, the information pertaining to PanAsia is no longer included on a proportionate consolidation basis, but presented as discontinued operations in the Company's consolidated financial statements. Comparative figures were reclassified to exclude PanAsia's results from the Company's continuing operations.

On February 27, 2004, the Company sold the remaining 25% interest in SFK Pulp General Partnership for gross proceeds of $118 million. The Company recorded a gain of $85 million, before income taxes, after considering the original cost of the investment, the reversal of a deferred gain related to this investment and $6 million of transaction costs.

Condensed earnings from discontinued operations are as follows:

	2006 $	2005 $	2004 $
Sales	–	430	502
Operating profit	–	33	37
Financial expenses	–	13	13
Gain (loss) on disposal of business, net of income taxes (2005–tax recovery of $13 million, 2004–tax expense of $15 million)	–	(10)	75
Earnings from discontinued operations	–	3	90
Earnings per common share from discontinued operations	–	0.01	0.21

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

09 DISCONTINUED OPERATIONS (CONTINUED)

Condensed cash flows from discontinued operations are as follows:

	2006 $	2005 $	2004 $
Cash flows from operating activities	–	36	69
Cash flows from financing activities	–	33	78
Cash flows used in investing activities	–	(66)	(132)
Cash flows generated by discontinued operations	–	3	15

Condensed business segments from discontinued operations are as follows:

	2006 $	2005 $	2004 $
NEWSPRINT			
Sales	–	354	410
Amortization	–	40	40
Operating profit	–	26	30
Additions to capital assets	–	64	128
COMMERCIAL PRINTING PAPERS			
Sales	–	76	92
Amortization	–	6	7
Operating profit	–	7	7
Additions to capital assets	–	1	2

10 INCOME TAXES

A) RECONCILIATION OF INCOME TAXES

The following table provides a reconciliation of income taxes computed at the combined statutory rate, to income tax recovery presented on the consolidated statements of earnings:

	2006 $	2005 $	2004 $
Income tax expense (recovery) based on combined basic Canadian federal and provincial tax rates (2006–33.5%, 2005–31.6%, 2004–32.4%)	1	(189)	(97)
Manufacturing and processing allowances	–	3	(7)
Difference in tax rates for foreign subsidiaries	5	(6)	(8)
Charge (recovery) from change in tax rates	(63)	38	–
Non-taxable portion of foreign exchange gain and loss	2	(30)	(45)
Canadian large corporation tax	–	6	7
Re-evaluation of current and future income tax assets and liabilities	(31)	(29)	(17)
Tax exempt items	–	(50)	12
Non-taxable portion of gain on disposal of capital assets	–	(11)	–
Charges for calculation of temporary differences[1]	12	–	–
Other	(11)	(3)	(21)
Income tax recovery	(85)	(271)	(176)

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

Significant components of the income tax recovery are as follows:

	2006 $	2005 $	2004 $
Current income tax expense (recovery)	(17)	(77)	6
Future income tax expense (recovery) relating to movement in timing differences	34	(198)	(117)
Future income tax recovery relating to operating loss carry forwards	(51)	(34)	(65)
Charges for calculation of temporary differences[1]	12	–	–
Future income tax charge (recovery) resulting from rate changes	(63)	38	–
Income tax recovery	(85)	(271)	(176)

1 The Company completed a calculation of the tax value of the temporary differences, using the income tax rates applicable in the years in which the assets and liabilities are expected to be recovered or settled.

B) COMPONENTS OF FUTURE INCOME TAX ASSETS AND LIABILITIES

The temporary differences that give rise to future tax assets and liabilities at December 31 consist of the following:

	2006 $	2005 $
Future income tax assets		
Research and development expenditure pool	133	–
Loss carry forwards	532	870
	665	870
Future income tax liabilities		
Property, plant and equipment and intangible assets	(647)	(972)
Long-term debt	(171)	(190)
Other	(84)	(10)
	(902)	(1,172)
	(237)	(302)
Classified in the consolidated balance sheets as		
Net current future income tax assets	70	–
Net non-current future income tax assets	322	414
Net non-current future income tax liabilities	(629)	(716)
	(237)	(302)

C) LOSS CARRY FORWARDS AND RESEARCH AND DEVELOPMENT EXPENDITURE POOL

The Company believes that it is more likely than not that these deferred tax assets will ultimately be realized.

CANADA FEDERAL AND PROVINCIAL TAX JURISDICTIONS

At December 31, 2006 and 2005, the Company had Canadian and provincial (other than Québec) net operating loss carry forwards of $104 million and $1,032 million, respectively, and Québec net operating loss carry forwards of $105 million and $1,299 million, respectively. These loss carry forwards expire at various dates between 2009 and 2026. In addition, $114 million of Canadian investment tax credit carry forwards expiring between 2011 and 2026 were available to reduce future income taxes.

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

10 INCOME TAXES (CONTINUED)

During 2006, the Canadian tax authorities completed the audits of the 2001 through 2005 fiscal periods for two of the Company's major Canadian legal entities. The completion of these audits allowed the Company to review certain discretionary tax deductions claimed in previous years. More specifically, the Company elected to reduce for all years audited, the amount of tax depreciation claimed and to defer the deduction of certain research and development expenditures to future years. As a result, the Company has significantly reduced the amount of losses carried forward for Canadian and provincial tax purposes.

At December 31, 2006, the Company had Canadian and provincial (other than Québec) research and development expenditure pool of $430 million (2005–nil) and Québec research and development expenditure pool of $435 million (2005–nil). These research and development expenditure pools do not have an expiry date.

UNITED STATES FEDERAL AND STATE TAX JURISDICTIONS

At December 31, 2006 and 2005, the Company had United States federal and state net operating loss carry forwards of $1,310 million (US$1,124 million) and $1,301 million (US$1,119 million), respectively. These loss carry forwards expire at various dates between 2007 and 2026.

OTHER TAX JURISDICTIONS

At December 31, 2006 and 2005, the Company had other tax jurisdictions net operating loss carry forwards totalling $68 million and $67 million, respectively. These loss carry forwards do not have an expiry date.

D) GEOGRAPHIC INFORMATION RELATED TO INCOME TAXES

Earnings (loss) from continuing operations before income taxes arose in the following tax jurisdictions:

	2006 $	2005 $	2004 $
Domestic	(77)	(460)	(27)
Foreign	79	(137)	(271)
	2	(597)	(298)

The income tax expense (recovery) by geographic distribution is as follows:

	2006 $	2005 $	2004 $
Current income taxes			
Domestic	(19)	(80)	5
Foreign	2	3	1
	(17)	(77)	6
Future income taxes			
Domestic	(95)	(139)	(70)
Foreign	27	(55)	(112)
	(68)	(194)	(182)
Income tax recovery	(85)	(271)	(176)

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

E) OTHER DISCLOSURES

In the normal course of business, the Company is subject to audits from taxation authorities. These audits may alter the timing or amount of the taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount recorded. The Company believes that taxes recorded on the consolidated balance sheets fairly represent the amount of future tax liability due.

Net cash receipts for income taxes in 2006 amounted to $4 million (2005-cash receipts amounted to $40 million, 2004-net payments amounted to $12 million).

11 SUPPLEMENTAL CASH FLOW INFORMATION

	2006 $	2005 $	2004 $
Changes in non-cash operating working capital from continuing operations			
Accounts receivable	**12**	(51)	(87)
Inventories	**(29)**	7	35
Prepaid expenses	**(1)**	4	(9)
Accounts payable and accrued liabilities	**(149)**	73	(85)
	(167)	33	(146)

12 CASH AND CASH EQUIVALENTS

	2006 $	2005 $
Cash	**55**	51
Cash equivalents	**148**	16
	203	67

13 INVENTORIES

	2006 $	2005 $
Newsprint and commercial printing papers	**99**	88
Wood products	**110**	108
Logs, chips and other raw materials	**257**	239
Production and maintenance supplies	**217**	217
	683	652

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

14 INVESTMENTS IN JOINT VENTURES

The Company's consolidated financial position as at December 31, 2006 and 2005 and consolidated results of operations and cash flows for the years ended December 31, 2006, 2005, and 2004 include, on a proportionate consolidation basis, its 51% joint venture interest in Star Lake Hydro Partnership, and its investments in joint venture I-Joist mills in Québec.

The Company's consolidated results of operations and cash flows for the six-month period ended June 30, 2004 include on a proportionate consolidation basis, its then 50% owned US joint venture partnership of Augusta (note 3).

CONDENSED STATEMENTS OF EARNINGS

	2006 $	2005 $	2004 $
Sales	**65**	76	136
Operating expenses	**57**	70	116
Operating profit	**8**	6	20
Non-operating expenses	**3**	3	5
Net earnings	**5**	3	15

CONDENSED STATEMENTS OF CASH FLOWS

	2006 $	2005 $	2004 $
Cash flows from operating activities	**7**	8	20
Cash flows used in financing activities	**(1)**	(1)	(7)
Cash flows used in investing activities	**(1)**	(1)	(37)

CONDENSED BALANCE SHEETS

	2006 $	2005 $
ASSETS		
Current assets	**21**	20
Property, plant and equipment, intangible assets and other non-current assets	**42**	41
LIABILITIES		
Current liabilities	**8**	9
Long-term debt (including current portion)	**24**	24
Other non-current liabilities	**1**	1

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

15 PROPERTY, PLANT AND EQUIPMENT

	2006			2005		
	COST $	ACCUMULATED AMORTIZATION $	NET BOOK VALUE $	COST $	ACCUMULATED AMORTIZATION $	NET BOOK VALUE $
Buildings, pulp and paper mill production equipment	6,220	3,015	3,205	7,005	3,543	3,462
Sawmill production equipment	640	458	182	625	428	197
Woodlands, roads, timberlands, camps and equipment	347	170	177	337	153	184
Hydroelectric power plants	554	141	413	534	123	411
Construction in progress	7	–	7	6	–	6
	7,768	3,784	3,984	8,507	4,247	4,260

During 2005, the Company recorded asset write downs and impairment charges for an amount of $203 million mainly due to the permanent closure of its Stephenville and Kenora newsprint mills. Also, the Company recognized an impairment charge of $125 million related to the property, plant and equipment of the Lufkin paper mill. Furthermore, following the sale of timberlands in the Thunder Bay area, the Company assessed its Fort William paper mill to fair value and recognized an impairment charge of $43 million.

The related expenses are included in "Amortization of plant and equipment" in the consolidated statements of earnings.

During 2006, no interest (2005–no interest, 2004–$4 million) has been capitalized in connection with capital projects.

As at December 31, 2006, the net book value of idled and permanently closed plant facilities amounted to $273 million (2005–$317 million).

16 INTANGIBLE ASSETS

	2006			2005		
	COST $	ACCUMULATED AMORTIZATION $	NET BOOK VALUE $	COST $	ACCUMULATED AMORTIZATION $	NET BOOK VALUE $
Water rights	503	84	419	500	72	428
Cutting rights	97	56	41	97	52	45
	600	140	460	597	124	473

Based on the current value of intangible assets subject to amortization, the estimated amortization expense will be $16 million in each year from 2007 through 2011. As acquisitions and dispositions occur in the future, these amounts may vary.

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

17 GOODWILL

	2006			2005		
	NEWSPRINT $	COMMERCIAL PRINTING PAPERS $	TOTAL $	NEWSPRINT $	COMMERCIAL PRINTING PAPERS $	TOTAL $
Goodwill, beginning of year	857	439	1,296	857	439	1,296
Foreign exchange adjustment	1	–	1	–	–	–
Goodwill, end of year	858	439	1,297	857	439	1,296

18 OTHER ASSETS

	2006 $	2005 $
Research and development tax credits	114	–
Deferred financing fees	39	46
Countervailing and anti-dumping duties receivable (2005 – US$52 million) (NOTE 4)	–	60
Investments	10	9
Other	37	31
	200	146

In December 2006, the Company reclassified an amount of $85 million of research and development tax credits from accounts receivable to other assets due to the likely scenario of not using these deductions in 2007.

19 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities as at December 31 are as follows:

	2006 $	2005 $
Trade payables	386	431
Payroll-related liabilities	72	75
Compensated absences accrued	76	81
Accrued interest	79	78
Stumpage fees and silviculture payable	26	35
Freight payable	30	27
Payable on capital projects	15	21
Provision for environment (NOTE 27 B)	19	23
Income and other taxes payable	17	55
Provision for mill closure elements (NOTE 6)	7	38
Provision for asset retirement obligations (NOTE 27 B)	18	24
Other	40	45
	785	933

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

20 LONG-TERM DEBT

A) RECOURSE AND NON-RECOURSE DEBT

	2006 $	2005 $
Recourse		
Canadian and U.S. revolving facilities bearing interest at floating rates based on bankers' acceptances, prime, U.S. base rate or LIBOR, maturing in December 2008	180	70
US$15 million 6.95% notes matured on December 15, 2006	–	17
US$61 million 7.625% notes due May 15, 2007	71	71
US$196 million 6.95% notes due April 1, 2008 (2005 – US$200 million)	223	225
US$150 million 5.25% notes due June 20, 2008	175	175
US$150 million 7.875% notes due August 1, 2009	173	171
US$395 million 8.55% notes due August 1, 2010	460	460
US$200 million 7.75% notes due June 15, 2011	233	233
US$200 million, three-month LIBOR plus 3.5% floating-rate notes due June 15, 2011	233	233
US$350 million 6.00% notes due June 20, 2013	408	407
US$450 million 8.375% notes due April 1, 2015	524	523
US$100 million 7.40% debentures due April 1, 2018	102	101
US$250 million 7.50% debentures due April 1, 2028	244	241
US$250 million 8.50% debentures due August 1, 2029	276	274
US$450 million 8.85% debentures due August 1, 2030	524	523
Other recourse debt	14	14
Non-recourse (9.2% amortized loan maturing April 1, 2023)[1]	24	24
	3,864	3,762
Less: Due within one year	72	18
	3,792	3,744

1 This loan is described as non-recourse as it has no recourse to the Company but is secured by the Star Lake Hydro Partnership's assets.

On September 28, 2006, the Company increased its credit agreement from $700 million to $750 million as a new lender joined the banking syndicate. On October 3, 2005, the Credit Agreement was renewed into two new Bank Credit facilities. The $550 million Facility A is secured by certain fixed assets and the $200 million Facility B (2005 – $150 million) is secured by certain working capital elements. Available liquidities were $477 million as at December 31, 2006 (2005 – $545 million). Amounts drawn on Facility A do not require reimbursement before maturity. As at December 31, 2006, the Company had outstanding letters of credit pursuant to this revolving facility, for an amount of $93 million (2005 – $85 million). The unused portion of the facilities incurs a commitment fee of 0.6%. The bank credit facility requires the Company to meet specific financial ratios, which are met as at December 31, 2006.

On December 15, 2006, the Company repaid the remaining US$15 million of 6.95% notes due 2006 and US$4 million of 6.95% notes due 2008.

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

20 LONG-TERM DEBT (CONTINUED)

On December 16, 2005, the Company repaid a total of US$579 million comprised of US$185 million of 6.95% notes due 2006, US$139 million of 7.625% notes due 2007, US$50 million of 6.95% notes due 2008, US$100 million of 7.875% notes due 2009 and US$105 million of 8.55% notes due 2010.

On August 1, 2005, the Company repaid the remaining US$64 million of the 8.30% notes due 2005.

On March 28, 2005, the Company issued US$450 million of 8.375% notes due 2015. The net proceeds of the issue were used to repay, on March 29, 2005, US$337 million of 8.30% notes due August 1, 2005 and on April 5, 2005, US$100 million of 6.95% notes due December 15, 2006.

On June 15, 2004, the Company issued through a private placement US$200 million of 7.75% notes due 2011 and US$200 million of three-month LIBOR plus 3.5% floating-rate notes due 2011. These notes have subsequently been exchanged for public notes, with essentially the same terms and conditions, pursuant to an exchange offer. The net proceeds of these issues were used to repay Alabama's US$118 million floating-rate term loan, to repay bank indebtedness and for general corporate purposes.

B) SCHEDULED LONG-TERM DEBT REPAYMENTS

	$
2007	72
2008[1]	579
2009	177
2010	465
2011	471
Thereafter	2,100
	3,864

1 Includes $180 million from bank credit facilities.

C) FAIR VALUE OF LONG-TERM DEBT

The estimated fair value of the long-term debt as at December 31, 2006 is at $3,499 million (2005–$3,528 million) and has been determined based on management's best estimate of the fair value to renegotiate debt with similar terms at December 31, 2006.

21 EMPLOYEE FUTURE BENEFITS

A) DEFINED CONTRIBUTION PLANS

The Company contributes to several defined contribution, multi-employer and 401(k) plans. The pension expense under these plans is equal to the Company's contribution. The 2006 pension expense was $15 million (2005–$14 million, 2004–$14 million).

B) DEFINED BENEFIT PLANS

The Company maintains contributory defined benefit pension plans covering certain groups of employees. The Company has an obligation to ensure that these plans have sufficient funds to pay the benefits earned. These plans provide pensions based on

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

length of service and final average employee earnings. The pension expense and the obligation related to the defined benefit plans are actuarially determined using management's most probable assumptions as reviewed by independent actuaries.

C) OTHER BENEFIT PLANS

The Company provides other benefit plans consisting of group health care and life insurance benefits to eligible retired employees and their dependents. The other benefit expense and the obligation related to the other benefit plans are actuarially determined using management's most probable assumptions as reviewed by independent actuaries.

D) DESCRIPTION OF FUND ASSETS

The assets of the pension plans are held by an independent custodian and are accounted for separately in the Company's pension funds. The pension plan target percentage allocations and weighted average asset allocations as at December 31, by asset category, are as follows:

	TARGET ALLOCATION %	2006 %	2005 %
Debt securities	50	47	49
Equity and other securities	50	53	51
	100	100	100

E) FUNDING POLICY

The Company makes contributions that are required to provide for benefits earned in the year and fund past service obligations over periods not exceeding those permitted by the applicable regulatory authorities.

The Company's funding policy is in accordance with the regulatory authorities' requirements and is determined by actuarial valuation conducted at least on a triennial basis for Canadian and United Kingdom pension plans and annually for U.S. pension plans. With regards to Canadian pension plans, the latest actuarial valuations were conducted as at December 31, 2005 for plans representing approximately 55% of the total plan assets fair value, as at December 31, 2004 for plans representing approximately 15% of the total plan assets fair value, and as at December 31, 2003 for the remaining plans.

These valuations indicated a funding deficit at that time. Total cash contributions for all the Company's defined benefit pension plans are expected to be approximately $205 million in 2007, including $16 million related to mill closures, compared to $206 million paid in 2006 (2005–$180 million, 2004–$182 million).

F) INVESTMENT POLICY

The Company follows a disciplined investment strategy, which provides diversification of investments by asset class, foreign currency, sector or company. The Human Resources and Compensation Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by world-wide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance on the target mix. The Pension Investment Committee reviews investments regularly. The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures. The Pension Fund's segregated accounts are prohibited from investing in the securities of the Company or its subsidiaries.

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

21 EMPLOYEE FUTURE BENEFITS (CONTINUED)

G) EXPECTED RETURN ON ASSETS ASSUMPTION

The expected long-term rate of return on plan assets is based on several factors, including input from pension managers, consultants, and projected long-term returns on broad equity and bond indices. Based on the target asset allocation for each asset class, the overall expected rate of return for the portfolio is developed considering the effects of active portfolio management and expenses paid from plan assets.

H) INFORMATION ABOUT THE COMPANY'S DEFINED BENEFIT PENSION PLANS AND OTHER BENEFIT PLANS IN AGGREGATE

The following table presents the change in the accrued benefit obligation as calculated by independent actuaries, the change in the fair value of plan assets and the funded status of the plans:

	PENSION BENEFIT PLANS		OTHER BENEFIT PLANS	
	2006 **$**	2005 $	**2006** **$**	2005 $
CHANGE IN ACCRUED BENEFIT OBLIGATION				
Accrued benefit obligation, beginning of year	**4,167**	3,771	**256**	219
Current service cost	**94**	85	**4**	3
Interest cost	**215**	222	**13**	13
Plan amendments	**9**	10	**–**	20
Actuarial loss (gain) on accrued benefit obligation	**7**	354	**(6)**	23
Curtailment and special early retirement	**–**	(6)	**–**	(3)
Settlement	**–**	(9)	**–**	–
Foreign exchange loss (gain)	**15**	(23)	**–**	(4)
Benefits paid	**(273)**	(237)	**(16)**	(15)
Accrued benefit obligation, end of year	**4,234**	4,167	**251**	256
CHANGE IN FAIR VALUE OF PLAN ASSETS				
Fair value of plan assets, beginning of year	**3,293**	2,992	**–**	–
Actual return on plan assets	**363**	350	**–**	–
Employer's contributions	**206**	180	**16**	15
Plan participants' contributions	**28**	30	**–**	–
Benefits paid	**(273)**	(237)	**(16)**	(15)
Settlement	**–**	(9)	**–**	–
Foreign exchange gain (loss) and other	**10**	(13)	**–**	–
Fair value of plan assets, end of year	**3,627**	3,293	**–**	–
FUNDED STATUS OF THE PLANS				
Funded status of the plans (deficit)	**(607)**	(874)	**(251)**	(256)
Unrecognized prior service cost	**96**	100	**24**	26
Unrecognized actuarial loss	**837**	1,022	**64**	75
Other components	**2**	–	**1**	1
Net amount recognized in balance sheets	**328**	248	**(162)**	(154)

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

The following table presents defined benefit pension plans and other benefit plans for which the accrued benefit obligation is in excess of fair value of plan assets:

	PENSION BENEFIT PLANS		OTHER BENEFIT PLANS	
	2006 $	2005 $	**2006** $	2005 $
Accrued benefit obligation	**4,021**	3,991	**251**	256
Fair value of plan assets	**3,395**	3,108	**–**	–
	626	883	**251**	256

l) COMPONENTS OF PERIODIC COST FOR DEFINED BENEFIT PENSION AND OTHER BENEFIT PLANS

The following table presents the periodic cost for the defined benefit pension plans:

	2006 $	2005 $	2004 $
Current service cost, net of participant contributions	**66**	55	54
Interest cost	**215**	222	212
Actual return on assets	**(363)**	(350)	(265)
Plan amendments	**9**	10	83
Recognized actuarial loss on accrued benefit obligation	**7**	354	193
Settlement, curtailment and special early retirement	**–**	16	10
Benefit costs before adjustments to recognize the long-term nature of plans	**(66)**	307	287
ADJUSTMENTS TO RECOGNIZE THE LONG-TERM NATURE OF PLANS:			
Difference between expected return and actual return on plan assets	**132**	123	35
Difference between actuarial loss recognized for year and actual actuarial loss on accrued benefit obligation for year	**55**	(323)	(188)
Difference between amortization of past service costs for year and actual plan amendments for year	**4**	3	(74)
Defined benefit pension cost recognized	**125**	110	60

The following table presents the periodic cost for the other benefit plans:

	2006 $	2005 $	2004 $
Current service cost, net of participant contributions	**4**	3	2
Interest cost	**13**	13	13
Plan amendments	**–**	20	12
Actuarial loss (gain) on accrued benefit obligation	**(6)**	23	28
Curtailment and special early retirement	**–**	–	3
Benefit costs before adjustments to recognize the long-term nature of plans	**11**	59	58
ADJUSTMENTS TO RECOGNIZE THE LONG-TERM NATURE OF PLANS:			
Difference between actuarial loss (gain) recognized for year and actual actuarial loss (gain) on accrued benefit obligation for year	**10**	(20)	(25)
Difference between amortization of past service costs for year and actual plan amendments for year	**3**	(19)	(11)
Other benefit cost recognized	**24**	20	22

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

21 EMPLOYEE FUTURE BENEFITS (CONTINUED)

J) MEASUREMENT DATE AND ASSUMPTIONS

The Company uses December 31 as the measurement date for all the defined benefit pension plans and other benefit plans.

Weighted average assumptions used to determine net defined benefit plan and other benefit costs for the years ended as at December 31, were as follows:

	2006 %	2005 %	2004 %
Discount rate	5.25	6.00	6.25
Expected long-term return on plan assets	7.00	7.25	7.50
Rate of compensation increase	3.10	3.10	3.55

Weighted average assumptions used to determine benefit obligations as of December 31, were as follows:

	2006 %	2005 %
Discount rate	5.25	5.25
Rate of compensation increase	3.10	3.10

Assumed health care cost trend rate for other benefit plans as of December 31, was as follows:

	2006 %	2005 %
Initial health care cost trend rate	9.75	9.43
Cost trend rate declines to	6.13	6.14
Year that the rate reaches the rate it is assumed to remain at	2014	2014

K) SENSITIVITY ANALYSIS

Assumed health care cost trend rate has an effect on the amounts reported for the other benefit plans. A one-percentage-point increase or decrease in assumed health care trend rate would have the following impact on:

	INCREASE OF 1% $	DECREASE OF 1% $
Net periodic benefit cost	1	(1)
Accrued benefit obligation	20	(17)

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

L) EXPECTED BENEFIT PAYMENTS

Benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows for the years ending December 31:

	PENSION BENEFITS $	OTHER BENEFITS $	EXPECTED SUBSIDY RECEIPTS[1] $
2007	365	17	–
2008	230	18	–
2009	235	19	–
2010	241	20	–
2011	249	21	–
2012-2016	1,389	114	2

1 In 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was passed, which introduced amongst others, a federal subsidy to sponsors of retiree health care benefit plans offering a prescription drug program comparable to Medicare's drug program. The FASB issued, in 2004, the FASB Staff Position 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003*, which requires employers who sponsor post-retirement health care plans that provide drug benefits to provide some disclosures as to the expectation of the subsidy that will be received. This only applies to our US other benefit plans.

The estimates are based on assumptions about future events. Actual benefit payments may vary significantly from these estimates.

22 CAPITAL STOCK

A) AUTHORIZED

The Company is incorporated under the Canada Business Corporations Act and is authorized to issue an unlimited number of preferred shares and common shares.

B) ISSUED COMMON SHARES

	2006		2005		2004	
	MILLION SHARES	$	MILLION SHARES	$	MILLION SHARES	$
Common shares, beginning of year	**440**	**3,518**	440	3,517	440	3,517
Share purchase financing agreements	–	–	–	1	–	–
Common shares, end of year	**440**	**3,518**	440	3,518	440	3,517

The outstanding employee stock purchase loans receivable from employees totalled $2 million as at December 31, 2006 (2005–$2 million, 2004–$3 million). Those loans were granted to certain designated executives in an amount equal to the purchase price of the common shares acquired and are recorded against "Capital stock" in the consolidated balance sheets. The loans mature at various dates from 2007 to 2009. Interest is charged at the lesser of the prevailing prime rate and the amount of dividends attributable to ownership of the common shares. The common shares are held as security until the loan is repaid.

On a per share basis, dividends declared for the year ended December 31, 2006 totalled $0.05 (2005–$0.10, 2004–$0.10).

On July 25, 2006, the Company's Board of Directors suspended dividend payments.

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

23 EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to common shares by the weighted average number of common shares outstanding during the year.

Diluted earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to common shares by the weighted average number of common shares during the year, plus the potential dilutive effect of the exercise of stock options. The diluted earnings (loss) per share is calculated using the treasury method. Under this method, the proceeds from potential exercise of such stock options are assumed to be used to purchase common shares.

For the years ended December 31, 2006, 2005 and 2004, the exercise of outstanding stock options would have had a non-dilutive effect on the earnings (loss) per share.

24 STOCK-BASED COMPENSATION PLANS

A) EMPLOYEE SHARE OWNERSHIP PLAN

On January 1, 2002, the Company introduced a stock ownership plan for its non-unionized employees, including senior executives. Under this plan, participants may contribute, through payroll deductions, up to $3,000 annually. On January 31 of each year, provided certain conditions are met, the Company will contribute an additional amount equal to 33% of the total contribution made by each participant during the preceding year. The shares are purchased on the open market. Over the last three years, the Company has not incurred any significant expense under this plan.

B) DEFERRED SHARE UNIT PLANS

The Company has established a deferred share unit plan for designated senior executives. Under the terms of this plan, senior executives can elect to have a portion of their annual incentive remuneration paid to them in the form of deferred share units ("DSUs"). Each DSU is equivalent in value to a common share of the Company and is notionally credited with dividends when shareholders receive dividends from the Company. A DSU is paid to an executive upon termination of employment and is payable, at the executive's option, in the form of either cash or common shares of the Company, which are purchased on the open market. As at December 31, 2006, 623,126 DSUs were outstanding (2005–565,804 DSUs), and no significant amount was payable under this plan.

Non-employee directors of the Company are also given the option to receive part of their annual retainer, meeting fees and awards under the Directors' Share Award Plan in the form of DSUs. A DSU is paid to a director upon termination of Board service and is payable in the form of cash. As at December 31, 2006, 272,636 DSUs were outstanding (2005–180,956 DSUs), and no significant amount was payable under this plan.

In addition, over the last three years, no significant expense was incurred as a result of these plans.

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

C) RESTRICTED SHARE UNIT PLAN

Effective January 1, 2004, the Company implemented a new restricted share unit ("RSUs") plan. This plan provides for the granting of RSUs to executives and senior managers and, on an exceptional basis, other selected high potential an/or high performing key employees. The vesting of RSUs will be entirely subject to the Company's relative average financial performance versus other companies that comprise the comparator group during a set period (usually over three years). The Human Resources and Compensation Committee approves, on an annual basis, the RSU grants, the financial benchmarks, the composition of the comparator group, the period during which the Company's performance will be evaluated, as well as the vesting conditions. During the year ended December 31, 2006, the Company granted 909,565 RSUs (2005–747,895 RSUs). As at December 2006, 2,298,508 RSUs were outstanding (2005–1,432,754 RSUs). During the year, under this plan, the Company has not incurred any significant expense, and there was no significant amount payable.

D) STOCK OPTION PLANS

The Company has stock option plans for eligible employees and non-employee directors of the Company, under which common shares of the Company may be purchased at a price equal to the market price of the common shares at the granting date of the option. The right to exercise the options generally vests over a period of four years of continuous employment or immediately for non-employee directors of the Company. The options can be exercised over a period not to exceed 10 years from the date of the grant. A maximum of 19,000,000 stock options may be granted under the plan for eligible employees. Following a decision from the Board of Directors, there are no longer any options granted under the Directors' Stock Options Plan.

Effective January 1, 2004, and retroactive to January 1, 2002, the Company records a stock options' expense based on the fair value-based method.

During the year ended December 31, 2006, under the stock option plans, as described above, an amount of $6 million (2005–$8 million, 2004–$6 million) was included in "Contributed surplus" in the consolidated balance sheets in conjunction with the recognition of stock-based compensation expense. The related expense is included in "Selling, general and administrative expenses" in the consolidated statements of earnings.

The fair value of each option granted during the years ended December 31, 2006, 2005 and 2004, was estimated on the granting date using the Black & Scholes option-pricing model with the following weighted average assumptions:

	2006	2005	2004
Assumptions			
Dividend yield	**2.5%**	1.6%	1.0%
Volatility	**36.6%**	25.4%	32.5%
Risk-free interest rate	**4.1%**	4.1%	4.1%
Expected option lives (in years)	**6.1**	6.1	6.1
Weighted average fair value of each option ($/option)	**1.32**	2.11	4.19

24 STOCK-BASED COMPENSATION PLANS (CONTINUED)

A summary of the status of the stock option plans as at December 31, 2006, 2005 and 2004, and changes during the years ended on those dates is presented below:

	2006		2005		2004	
	OPTIONS (IN MILLIONS OF SHARES)	WEIGHTED AVERAGE EXERCISE PRICE	OPTIONS (IN MILLIONS OF SHARES)	WEIGHTED AVERAGE EXERCISE PRICE	OPTIONS (IN MILLIONS OF SHARES)	WEIGHTED AVERAGE EXERCISE PRICE
		$/OPTION		$/OPTION		$/OPTION
Outstanding, beginning of year	13.6	12.61	13.9	13.61	13.0	13.95
Granted	1.5	4.06	1.4	6.12	1.3	10.45
Forfeited	(0.2)	13.18	(1.3)	15.06	(0.3)	13.91
Expired	(0.4)	17.78	(0.4)	17.29	(0.1)	15.54
Outstanding, end of year	14.5	11.51	13.6	12.61	13.9	13.61
Options exercisable, end of year	10.7	13.19	9.7	13.89	9.5	14.61

The following table summarizes information about stock options outstanding as at December 31, 2006:

RANGE OF EXERCISE PRICES	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
	OPTIONS OUTSTANDING (IN MILLIONS OF SHARES)	AVERAGE REMAINING LIFE (IN YEARS)	WEIGHTED AVERAGE EXERCISE PRICE	OPTIONS EXERCISABLE (IN MILLIONS OF SHARES)	WEIGHTED AVERAGE EXERCISE PRICE
			$/OPTION		$/OPTION
$4.06	1.5	9	4.06	–	4.06
$6.12 to $ 9.82	1.4	8	6.27	0.4	6.65
$9.93 to $10.66	1.3	7	10.45	0.6	10.45
$10.97 to $11.73	2.2	6	10.98	1.6	10.98
$11.77 to $12.23	1.8	4	11.82	1.8	11.82
$12.86 to $13.33	2.3	5	13.32	2.3	13.32
$13.42 to $14.27	1.3	3	13.45	1.3	13.45
$14.40 to $15.37	1.5	2	14.43	1.5	14.43
$16.42 to $21.53	1.2	1	19.54	1.2	19.54
	14.5	5	11.51	10.7	13.19

25 FOREIGN CURRENCY TRANSLATION ADJUSTMENT

Regarding investments in self-sustaining operations, the foreign currency translation adjustment represents the unrealized gain or loss on the Company's net investment. These valuation adjustments are recognized in earnings only when there is a reduction in the Company's investment in the respective foreign operations.

	2006 $	2005 $
Foreign currency translation adjustment, beginning of year	(276)	(336)
Unrealized gain (loss) for the year on translation of net assets	12	(60)
Business divestiture (NOTE 3)	–	120
Foreign currency translation adjustment, end of year	(264)	(276)

26 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

A) FOREIGN EXCHANGE RISK MANAGEMENT

The Company uses various financial instruments to reduce its exposure to foreign currency exchange risk. Furthermore, the long-term debt expressed in US dollars is also considered an effective economic hedge against the exchange risk related to the future revenue streams originating from sales denominated in US dollars.

The Company had the following US dollar zero cost tunnel contracts outstanding as at December 31:

MATURITY	CONTRACT RATES TO CONVERT US$ INTO CANADIAN DOLLARS				CONTRACT AMOUNT (IN MILLIONS OF US DOLLARS)	
	2006		2005		2006	2005
	AVERAGE FLOOR	AVERAGE CEILING	AVERAGE FLOOR	AVERAGE CEILING		
2006	–	–	1.2157	1.2754	–	407
2007	1.1123	1.1669	–	–	217	–

The Company had the following US dollar forward exchange contracts outstanding as at December 31:

MATURITY	CONTRACT RATES TO CONVERT US$ INTO CANADIAN DOLLARS		CONTRACT AMOUNT (IN MILLIONS OF US DOLLARS)	
	2006	2005	2006	2005
2006	–	1.1866	–	195
2007	1.1414	–	415	–

The Company had the following Euro zero cost tunnel contracts outstanding as at December 31:

MATURITY	CONTRACT RATES TO CONVERT EUROS INTO CANADIAN DOLLARS				CONTRACT AMOUNT (IN MILLIONS OF EUROS)	
	2006		2005		2006	2005
	AVERAGE FLOOR	AVERAGE CEILING	AVERAGE FLOOR	AVERAGE CEILING		
2007	1.5000	1.5553	–	–	60	–

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

26 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

The gains and losses on foreign exchange contracts are recognized in earnings when the related hedged revenue is recorded. As at December 31, 2006, the Company would have paid a net amount of $10 million (2005–$32 million received) had it settled its then outstanding foreign exchange contracts.

B) INTEREST RATE RISK MANAGEMENT

The Company uses interest rate swap agreements to manage the fixed and floating interest rate mix of its recourse debt portfolio and related cost of borrowing whereby it is committed to exchange with the contracting parties, at specific intervals, the difference between the fixed and floating interest rates calculated by reference to the notional amounts. Interest expense on the debt is adjusted to include payments made or received under these agreements. The related amount receivable or payable from counterparts is included in "Accounts receivable" or "Accounts payable and accrued liabilities".

As at December 31, 2006, in order to hedge changes in fair value that are due to changes in market interest rates for a portion of the debt, the Company had US$800 million (2005–US$800 million) of interest rate swap contracts designated as hedges of various fixed rate notes that are maturing in 2008 through 2011. The interest paid under these agreements is based on the six month LIBOR rate.

The Company would have paid $37 million (2005–$41 million) had it settled its interest rate swap contracts designated as hedges as at December 31, 2006.

As at December 31, 2004, the Company had $6 million of deferred gain realized on the early termination of interest rates swap contracts. In 2005, the Company recorded the gain in "Financial expenses" in the consolidated statements of earnings due to the repayment of debt related to that deferred gain.

Interest on bank facilities can fluctuate depending upon the Company's ratings.

C) CREDIT RISK MANAGEMENT

The Company is exposed to credit risk on the accounts receivable from its customers. In order to manage its credit risk, the Company has adopted policies, which include the analysis of the financial position of its customers and the regular review of their credit limits. The Company also subscribes to credit insurance and, in some cases, requires bank letters of credit. As a result, the Company does not have significant exposure to any individual customer. Its customers are mainly in the newspaper publishing, commercial printing, paper converting, advertising and lumber wholesaling and retailing businesses.

The Company is exposed to credit risk on the favorable fair value of its derivative financial instruments. In order to mitigate that risk, the Company contracts its derivative financial instruments with credit-worthy financial institutions and sets a limit on a percentage basis that it can contract with any given financial institution.

D) SECURITIZATION AND ACCOUNTS RECEIVABLE

The Company sells most of its trade accounts receivable through two securitization programs in order to reduce its working capital requirements. The Company has an ongoing securitization program committed until October 2008 to obtain aggregate proceeds of up to $350 million (US$300 million) from North American accounts receivable as well as an ongoing uncommitted securitization program to obtain aggregate proceeds of up to $146 million (US$125 million) from international accounts receivable, pursuant to sale agreements. The Company acts as a service agent and administers the collection of the accounts receivable sold pursuant to these agreements. Since the fees received for servicing the accounts receivable approximate the value of services rendered, no servicing asset or liability has been recorded.

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

Under the programs, outstanding proceeds as at December 31, 2006 were $433 million out of total trade receivables sold of $588 million for a difference of $155 million, which is included in "Accounts receivable" in the consolidated balance sheets (2005–$459 million out of total trade receivables sold of $599 million for a difference of $140 million).

The net cash paid during the year, $27 million (2005–$29 million received, 2004–$39 million paid), is presented as a change in non-cash operating working capital components in the consolidated statements of cash flows. The net charge during the year is included in "Other expenses (income)" in the consolidated statements of earnings.

E) FAIR VALUE OF FINANCIAL INSTRUMENTS

The book value of the Company's other financial instruments, namely cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their fair value because of the short-term maturities of these items.

The differences between the carrying and the fair value of financial instruments contracted by the Company arise in part, from changes in interest and exchange rates between the inception dates of these contracts and the balance sheet date. The Company does not hold financial instruments for speculative purposes and the effect on the financial statements may vary depending on future changes in interest and exchange rates. See note 20 "Long-term debt" for a comparison of the carrying and the fair value of the Company's long-term debt.

27 COMMITMENTS AND CONTINGENCIES

A) CONTINGENCIES

In the normal course of business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others in respect of which either an adequate provision has been made or for which no material liability is expected.

Although the Company considers the provision to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending as at December 31, 2006, or with respect to future claims, cannot be predicted with certainty. It is management's opinion that their resolution will not have a material adverse effect on the Company's consolidated financial position, earnings and cash flows.

B) ENVIRONMENTAL MATTERS

The Company is subject to environmental laws and regulations, enacted by Federal, Provincial, State and local authorities.

In 2006, the Company's operating expenditures for environmental matters, which comprise air emission, effluent treatment, landfill operation and closure, bark pile management and silviculture activities, amounted to $82 million (2005–$89 million, 2004–$80 million). The Company made capital expenditures for environmental matters of $20 million in 2006 (2005–$17 million, 2004–$35 million) for the improvement of effluent treatment, air emissions and remedy actions to address environmental compliance.

While the Company believes that it has identified costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company's ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations. These efforts may result in the identification of additional environmental costs and liabilities, which cannot be reasonably estimated at this time.

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

27 COMMITMENTS AND CONTINGENCIES (CONTINUED)

Additional costs, not known or identifiable, could be incurred for remediation efforts. Based on policies and procedures in place to monitor environmental exposure, management believes that such additional remediation costs would not have a material adverse effect on the Company's consolidated financial position, earnings and cash flows.

As at December 31, 2006, the Company had an aggregate provision of $19 million (2005–$23 million) for environmental matters. The Company anticipates that most of the liability as at December 31, 2006 will be paid out over the next five years. Provisions for environmental matters are not discounted and are included in "Accounts payable and accrued liabilities" on the consolidated balance sheets.

As at December 31, 2006, the Company had an aggregate provision of $18 million (2005–$24 million) for asset retirement obligations. The Company anticipates that most of the liability at December 31, 2006 will be paid out over the next five years. Provision for asset retirement obligations is discounted and is included in "Accounts payable and accrued liabilities" on the consolidated balance sheets.

The Company has also identified other asset retirement obligations for which no liability has been recorded. These relate to assets with an undetermined useful life, for which the Company does not have sufficient information to set a realistic obligation maturity schedule. A liability stemming from these asset retirement obligations will be accounted for in the period in which there is sufficient information to set an obligation maturity schedule.

C) COMMITMENTS

In the normal course of its business activities, the Company has commitments under various equipment, office operating leases and purchase obligations for expected cash outflows for the following years as presented herein:

	$
2007	78
2008	47
2009	42
2010	38
2011	35
Thereafter	111
Total	351

D) INDEMNITIES

The Company has, over time, sold portions of its business. Pursuant to these sale agreements, the Company may have to indemnify the purchasers because of representations, guarantees and related indemnities made by the Company on issues such as tax, environment, litigation, employment matters or as a result of other indemnification obligations. These types of indemnification guarantees generally extend for periods not exceeding 10 years.

The Company is unable to estimate the potential liability for these types of indemnification guarantees as the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. However, the maximum guarantee is not to exceed the proceeds from the disposal, accordingly, no provisions have been recorded.

Historically, the Company has not incurred any significant expense under such agreements.

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

28 SUBSEQUENT EVENTS

INDEFINITELY IDLED PAPER MILL

On February 25, 2007, the Fort William paper mill located in Thunder Bay, Ontario has been idled for an indefinite period.

ABITIBI-CONSOLIDATED INC. AND BOWATER INCORPORATED MERGER

On January 29, 2007, Abitibi-Consolidated Inc. and Bowater Incorporated announced a definitive agreement to combine in an all-stock merger of equals. The combined company, to be called AbitibiBowater Inc., will be incorporated in Delaware as the new parent company and will apply to list its shares on the New York and Toronto stock exchanges.

Under the terms of the transaction, each common share of Abitibi-Consolidated will be exchanged for 0.06261 common share of AbitibiBowater, and each Bowater common share will be exchanged for 0.52 common share of AbitibiBowater. The exchange ratio will result in 48% of AbitibiBowater being owned by former Abitibi-Consolidated shareholders and 52% of AbitibiBowater being owned by former Bowater shareholders.

The combination has been approved unanimously by the Boards of Directors of both companies, which received fairness opinions from their respective financial advisors. The combination is subject to approval by the shareholders of both companies, regulatory approvals, and customary closing conditions. It is expected to be completed in the third quarter of 2007. Abitibi-Consolidated and Bowater will continue to operate separately until the transaction closes.

PARTNERSHIP IN ENERGY GENERATION

On January 26, 2007, Abitibi-Consolidated announced that it had entered into a binding letter of intent with the Caisse de dépôt et placement du Québec (Caisse) to create a partnership for the Company's Ontario hydroelectric assets, consisting of approximately 137 Megawatts of installed capacity. The Company retains a 75% interest in the partnership, called ACH Limited Partnership, while the Caisse will acquire a 25% interest. The Caisse has also provided a commitment to ACH Limited Partnership for a 10 year unsecured term loan of $250 million, non recourse to the Company, to partially fund the acquisition of the facilities. The transaction, on a consolidated basis, is expected to yield gross proceeds of $297.5 million to Abitibi-Consolidated. Closing of the transaction is expected to take place in the first half of 2007 and is subject to execution of definitive agreements and certain other conditions and approvals.

29 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in some respects from US GAAP. The following are the significant differences in accounting principles as they pertain to the consolidated financial statements.

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

29 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

A) NET EARNINGS (LOSS) ADJUSTMENTS

The following table provides a reconciliation of the net earnings (loss) under Canadian GAAP to US GAAP:

	2006 $	2005 $	2004 $
Net earnings (loss), as reported in the consolidated statements of earnings per Canadian GAAP	54	(350)	(36)
Current year adjustments			
Contract for the purchase of energy[12]	2	–	–
Stock option expense[7]	–	–	(2)
Income tax expense[12]	(1)	–	–
Net earnings (loss), as adjusted per US GAAP	55	(350)	(38)
Composition of net earnings, as adjusted per US GAAP			
Earnings (loss) from continuing operations	55	(350)	(113)
Earnings from discontinued operations[9]	–	–	75
Net earnings (loss), as adjusted per US GAAP	55	(350)	(38)
Per common share (basic and diluted), as adjusted per US GAAP			
Earnings (loss) from continuing operations	0.12	(0.80)	(0.26)
Earnings from discontinued operations[9]	–	–	0.17
Net earnings (loss), as adjusted per US GAAP	0.12	(0.80)	(0.09)

All numerical references in this table relate to note 29 D).

B) CONDENSED CONSOLIDATED BALANCE SHEETS

The following table presents the condensed consolidated balance sheets under Canadian and US GAAP:

	2006		2005	
	CANADIAN GAAP $	US GAAP $	CANADIAN GAAP $	US GAAP $
ASSETS				
Current assets[1,3,6]	1,371	1,354	1,207	1,218
Investments[3]	10	32	9	31
Property, plant and equipment[3]	3,984	3,950	4,260	4,226
Intangible assets[5]	460	460	473	568
Employee future benefits[5]	328	19	248	33
Future income taxes[5]	322	354	414	428
Other assets	190	190	137	137
Goodwill[4]	1,297	1,254	1,296	1,253
	7,962	7,613	8,044	7,894

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

	2006		2005	
	CANADIAN GAAP $	US GAAP $	CANADIAN GAAP $	US GAAP $
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities [1,2,3]	857	896	951	984
Long-term debt [2,3]	3,792	3,731	3,744	3,679
Employee future benefits [5]	162	877	154	700
Future income taxes [5,12]	629	322	716	528
Other long-term liability [12]	–	17	–	–
Non-controlling interests [5]	71	65	78	78
Shareholders' equity [1,5,7,12]	2,451	1,705	2,401	1,925
	7,962	7,613	8,044	7,894

All numerical references in this table relate to note 29 D).

C) CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table presents the condensed consolidated statements of cash flows under Canadian and US GAAP:

	2006		2005		2004	
	CANADIAN GAAP $	US GAAP $	CANADIAN GAAP $	US GAAP $	CANADIAN GAAP $	US GAAP $
Cash flows from (used in) operating activities [3]	232	225	164	159	(3)	8
Cash flows from (used in) financing activities [3]	22	23	(797)	(796)	161	168
Cash flows from (used in) investing activities [3]	(123)	(117)	566	592	(86)	(49)
Cash generated by discontinued operations [9]	–	–	3	–	15	–
Increase (decrease) in cash and cash equivalents	131	131	(64)	(45)	87	127
Currency translation adjustment on cash	5	5	(4)	(4)	(5)	(4)
Cash and cash equivalents (bank indebtedness), beginning of year [3]	67	62	135	111	53	(12)
Cash and cash equivalents, end of year [3]	203	198	67	62	135	111

All numerical references in this table relate to note 29 D).

D) DIFFERENCES BETWEEN CANADIAN AND US GAAP

1) CURRENCY OPTIONS AND FORWARD EXCHANGE CONTRACTS

The Company has outstanding options and/or forward exchange contracts, which it designates as cash flow hedges of anticipated future revenue for a maximum period of two years. On January 1, 2001, under US GAAP, the Company adopted the FASB Statement of Financial Accounting Standards ("SFAS") 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended. In accordance with this statement, the Company has recorded in its balance sheets the fair value of the options and forward exchange contracts used to hedge a portion of the Company's revenues. Changes in the fair value of these options and forward exchange contracts are recorded in "Other comprehensive income (loss)", a separate component of shareholders' equity until the underlying transaction is recorded in earnings. There are no similar fair value recognitions under Canadian GAAP. When the hedged item affects earnings, gains or losses are reclassified from "Accumulated other comprehensive income (loss)" to the consolidated statements of earnings on the same line as the underlying transaction ("Sales"). Any ineffective portion of hedging derivative's change in fair value is recognized immediately into earnings. The fair value of derivative contracts that is recognized in the balance sheets is included in "Accounts receivable" or "Accounts payable and accrued liabilities". Cash flows related to the derivative instruments are included in operating activities.

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

29 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

Based on the current value, the estimated net amount of the existing loss for options and forward exchange contracts on the reporting date that is expected to be reclassified to earnings within the next 12 months amounts to $10 million.

2) INTEREST RATE SWAP CONTRACTS

The Company has outstanding interest rate swap contracts, which it designates as a fair value hedge related to variations of the fair value of its long-term debt due to change in LIBOR interest rates. Under Canadian GAAP, an outstanding interest rate swap contract's fair value is not recognized on the balance sheets. In US GAAP under SFAS 133, when an interest rate swap contract is designated as an effective fair value hedge of the debt, the swap is measured at fair value on the balance sheets and the offset is applied to the book value of the debt. Cash flows related to the derivative instruments are included in operating activities.

3) JOINT VENTURES

The Company accounts for its joint venture investments using the proportionate consolidation method. Under US GAAP, these joint ventures would be accounted for using the equity method. This difference does not affect net earnings.

4) DUPLICATE PROPERTY PROVISIONS

Up to July 1, 2001, Canadian GAAP permitted the acquirer in a business combination accounted as a purchase to adjust to fair value specific assets and obligations of the acquirer as if they were those of the acquired Company. These are referred to as the duplicate property provisions. US GAAP would not have permitted this accounting treatment in accordance with Emerging Issues Task Force Abstract 95-3, *Recognition of Liabilities in Connection with a Purchase Business Combination* and these costs would have been recorded in earnings.

5) EMPLOYEE FUTURE BENEFITS

Effective December 31, 2006, the Company adopted SFAS 158, *Accounting for Defined Benefit Plans and Other Post-Retirement Benefits–an amendment of FASB Statements No. 87, 88, 106 and 132 (R)*. This standard requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability in its statement of financial position and to recognize changes in that status in the year in which the change occurs through "Other comprehensive income (loss)". SFAS also eliminates the early measurement date option and provides for additional annual disclosures. The Company currently measures its plan assets and benefit obligations as of December 31 each year. There are no such requirements under Canadian GAAP. The following table presents the incremental effect of applying this statement on individual line items in the consolidated balance sheet as at December 31, 2006:

	BEFORE APPLICATION OF SFAS NO. 158 $	INCREMENTAL EFFECT OF APPLYING SFAS NO. 158 $	AFTER APPLICATION OF SFAS NO. 158 $
Intangible assets	528	(68)	460
Employee future benefits	328	(309)	19
Future income taxes	332	22	354
Total assets	7,968	(355)	7,613
Employee future benefits	525	352	877
Future income taxes	538	(216)	322
Non-controlling interests	71	(6)	65
Accumulated other comprehensive income	(468)	(485)	(953)
Total liabilities and shareholder's equity	7,968	(355)	7,613

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

Components of net periodic benefit cost:

	PENSION BENEFIT PLANS			OTHER BENEFIT PLANS		
	2006 $	2005 $	2004 $	**2006** $	2005 $	2004 $
Service cost	**66**	55	54	**4**	3	2
Interest cost	**215**	222	212	**13**	13	13
Expected return on plan assets	**(231)**	(227)	(230)	**–**	–	–
Amortization of past service cost	**13**	13	9	**3**	1	1
Amortization of unrecognized actuarial loss	**62**	31	5	**4**	3	3
Settlement, curtailment and special early retirement	**–**	16	10	**–**	–	3
Net periodic benefit cost	**125**	110	60	**24**	20	22

Amounts expected to be recognized in net periodic benefit cost:

	PENSION BENEFIT PLANS	OTHER BENEFIT PLANS
	2007 $	2007 $
Past service cost amortization	13	3
Net actuarial loss amortization	61	3

Until the adoption of SFAS 158, the provisions of SFAS 87, *Employers' Accounting for Pensions* required the Company to record an additional minimum pension liability for plans where the accumulated benefit obligation exceeded plan assets' fair value. With regards to these plans, an intangible asset was recorded up to the extent of unrecognized past service costs. The balance was recorded net of income tax in "Other comprehensive income (loss)". There were no such requirements under Canadian GAAP.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $2,509 million, $2,292 million and $1,930 million, respectively, as at December 31, 2006 (2005–$3,926 million, $3,590 million and $3,041 million, respectively).

Accumulated benefit obligation as of December 31, 2006 amounted to $3,916 million (2005–$3,823 million).

6) ACCOUNTS RECEIVABLE

As at December 31, 2006, accounts receivable included $90 million of non-trade receivables and nil of income tax receivables (2005–$94 million of non-trade receivables and $85 million of income tax receivables).

7) STOCK-BASED COMPENSATION PLANS

Effective January 1, 2006, the Company adopted SFAS 123 (Revised). This standard amends SFAS 123, *Accounting for Stock-Based Compensation* and supersedes SFAS 148, *Accounting for Stock-Based Compensation–Transition and Disclosure–an amendment of FASB Statement No. 123*. The principal amendments relate to the requirement to use a fair value method to record stock-based compensation, to the measurement methodology to evaluate equity instruments such as options and to the financial statement disclosure requirements. The measurement methodology must specifically provide for an estimation of forfeitures of employee stock awards, and compensation cost shall only include cost for awards expected to vest. As the fair value provisions of SFAS No. 123 (R) are consistent with the Company's stock-based compensation plans, the application of this standard has not had significant impacts on its consolidated financial statements.

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

29 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

Effective January 1, 2004, for US GAAP purposes, the Company adopted the fair value method of accounting using the modified prospective method of SFAS 148. Accordingly, the compensation expense for 2004 reflects the fair value of all stock options granted since January 1, 2004 as well as the relevant portion of grants made prior to January 1, 2004 that were not vested at that date.

Under Canadian GAAP, the Company adopted the recommendations of Section 3870 of the Handbook, *Stock-Based Compensation and Other Stock-Based Payments* which also states that a fair value based measurement must be used. However, the recommendations were applied retroactively with restatement for all stock options granted since January 1, 2002. Consequently, under US GAAP, there is no difference in the compensation expense for 2006 and 2005 (2004–the compensation expense was $2 million higher).

8) DIVIDENDS FROM INVESTMENTS SUBJECT TO SIGNIFICANT INFLUENCE

For the year ended December 31, 2006, the Company received dividends or cash distributions in the amount of $5 million from its joint ventures (2005–$25 million, 2004–$31 million).

9) DISCONTINUED OPERATIONS

On November 17, 2005, the Company completed the sale of its 50% share ownership in PanAsia. Under Canadian GAAP, the Company's share in the results, prior to the sale, is reported as discontinued operations. Under US GAAP, as the investment was accounted for using the equity method, there are no discontinued operations.

Under US GAAP, the amount for each category of cash flows from discontinued operations presented in note 9 would be presented directly on the statement of cash flows.

10) RESEARCH AND DEVELOPMENT TAX CREDITS

Tax credits relating to research and development are recognized in earnings as a reduction of the related expenses, which are part of cost of products sold, when the Company has made the qualifying expenditures and has a reasonable assurance that the credits will be realized.

Under US GAAP, those tax credits have been recorded as a reduction of the income tax expense or an increase of the income tax recovery. The tax credits relating to research and development for the year ended December 31, 2006 amounted to $29 million (2005–$52 million, 2004–$13 million).

11) INVENTORY COSTS

Effective January 1, 2006, the Company adopted SFAS 151, *Inventory Costs–an amendment of FASB Statement No. 43, Chapter 4*, issued by the FASB. This standard requires the allocation of fixed production overheads over normal capacity and the expensing of abnormal amounts of idled facility expense, freight, handling costs, and wasted material. The application of this standard has not had significant impacts on the Company's consolidated financial statements.

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

12) CONTRACT FOR THE PURCHASE OF ENERGY AND QUANTIFYING FINANCIAL STATEMENT MISSTATEMENTS

In September 2006, the SEC staff issued Staff Accounting Bulletin ("SAB") No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*. SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements.

Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the "roll-over" method and the "iron curtain" method. The roll-over method focuses primarily on the impact of a misstatement on the income statement—including the reversing effect of prior year misstatements—but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. Prior to the application of the guidance in SAB 108, the Company used the roll-over method for quantifying financial statement misstatements.

In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the Company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires quantification of errors under both the iron curtain and the roll-over methods.

SAB 108 permits the Company to initially apply its provisions either by (i) restating prior financial statements as if the "dual approach" had always been applied or (ii) recording the cumulative effect of initially applying the "dual approach" as adjustments to the book values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings (deficit). The Company previously quantified the errors described below under the roll-over method and concluded that they were immaterial—individually and in the aggregate for all the periods in which the misstatement originated. The Company elected to record the effects of applying SAB 108 using the cumulative effect transition method. The following table summarizes the effects up to January 1, 2006 of applying the guidance in SAB 108:

	PERIOD IN WHICH THE MISSTATEMENT ORIGINATED			
	CUMULATIVE PRIOR TO JANUARY	YEARS ENDED DECEMBER 31		ADJUSTMENT RECORDED AS OF JANUARY 1
	2004 $	2004 $	2005 $	2006 $
Other long-term liability (i)	26	(3)	(6)	17
Future income tax liabilities (ii)	(8)	1	2	(5)
Foreign currency translation adjustment	–	–	2	2
Impact on net earnings (loss) (iii)	(18)	2	2	
Deficit (iv)				(14)

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

29 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

I) A contract for the purchase of energy, containing embedded derivatives signed in 1998 was deemed acquired in April 2000 in the business combination of the Company and Donohue Inc. Therefore, this contract should have been marked-to-market with changes in fair value flowing through net earnings (loss) since the adoption of SFAS 133 in 2001. As a result of this error, the Company's cost of products sold was understated by $26 million (cumulatively) in years prior to 2004, overstated by $3 million in 2004 and by $3 million in 2005. The Company recorded a $17 million increase in long term liability as of January 1, 2006 with $14 million increase in deficit to correct these misstatements.

II) As a result of the misstatements described, the Company's provision for income taxes was overstated by $8 million (cumulatively) in years prior to 2004, understated by $1 million in 2004 and by $1 million in 2005.

III) Represents the net under-statement (over-statement) of net earnings (loss) for the indicated periods resulting from these misstatements.

IV) Represents the net increase to deficit recorded as of January 1, 2006 to record the initial application of SAB 108.

The effect on the statement of earnings for the year ended December 31, 2006 was a reduction of $2 million of cost of products sold and an increase of $1 million of income tax expense. In addition, foreign currency translation adjustment was positively impacted by $1 million in 2006 in "Other comprehensive income (loss)".

E) COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

I) COMPREHENSIVE INCOME (LOSS)

Under US GAAP, the Company is required to prepare a distinct statement of comprehensive income (loss). This statement would be as follows for the years ended December 31:

	2006 $	2005 $	2004 $
Net earnings (loss) in accordance with US GAAP	55	(350)	(38)
Other comprehensive income (loss)			
Foreign currency translation adjustment[12]	11	60	(70)
Loss on currency options and forward exchange contracts qualifying as a cash flow hedge, net of taxes of $14 million (2005–$18 million, 2004–$3 million)[1]	(29)	(42)	(6)
Additional minimum liability adjustment of defined benefit pension plans, net of taxes of $112 million (2005–$38 million, 2004–$76 million)[5]	256	(80)	(175)
	238	(62)	(251)
Comprehensive income (loss)	293	(412)	(289)

All numerical references in this table relate to note 29 D).

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

II) ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	2006 $	2005 $
Foreign currency translation adjustment[12]	(263)	(276)
Unrealized gain (loss) on currency options and forward exchange contracts, net of taxes[1]	(7)	22
Additional minimum liability of defined benefit pension plans, net of taxes[5]	–	(454)
Unrecognized actuarial gains and losses and past service cost on defined benefit pension and other benefit plans, net of taxes[5]	(683)	–
Accumulated other comprehensive loss	(953)	(708)

All numerical references in this table relate to note 29 D).

F) RECENT ACCOUNTING DEVELOPMENTS

ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

During the year, the FASB has issued FIN 48, *Accounting for Uncertainty in Income Taxes*. This standard prescribes recognition and measurement model for tax positions taken or expected to be taken in a tax return, and provides guidance on the recognition, reclassification, interest and penalties, accounting in interim period, disclosure and transition. The Company will apply this standard on January 1, 2007. The application of this standard is not expected to have significant impact on the Company's consolidated financial statements.

FAIR VALUE MEASUREMENTS

During the year, the FASB has issued SFAS 157, *Fair Value Measurements*. This standard establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. The Company must apply this standard at the latest on January 1, 2008. The Company will evaluate the effect of this standard on its consolidated financial statements.

2006 QUARTERLY FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS OF EARNINGS

UNAUDITED
IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

	1ST QUARTER $	2ND QUARTER $	3RD QUARTER $	4TH QUARTER $	YEAR 2006 $
Sales	1,237	1,253	1,181	1,180	4,851
Cost of products sold, excluding amortization	906	919	897	890	3,612
Distribution costs	129	129	130	129	517
Countervailing, anti-dumping and other duties	9	10	7	(195)	(169)
Selling, general and administrative expenses	40	26	34	33	133
Mill closure and other elements	2	10	1	(22)	(9)
Amortization of plant and equipment	106	107	106	105	424
Amortization of intangible assets	4	4	4	4	16
Operating profit (loss) from continuing operations	41	48	2	236	327
Financial expenses	83	84	86	54	307
Loss (gain) on translation of foreign currencies	15	(156)	–	131	(10)
Other expenses (income)	7	7	8	6	28
Earnings (loss) from continuing operations before the following items	(64)	113	(92)	45	2
Income tax expense (recovery)	(40)	(53)	(52)	60	(85)
Share of earnings from investments subject to significant influence	–	1	–	3	4
Non-controlling interests	(9)	(10)	(8)	(10)	(37)
Earnings (loss) from continuing operations	(33)	157	(48)	(22)	54
Earnings (loss) from discontinued operations	–	–	–	–	–
Net earnings (loss)	(33)	157	(48)	(22)	54
Per common share (in dollars, basic and diluted)					
Earnings (loss) from continuing operations	(0.08)	0.36	(0.11)	(0.05)	0.12
Net earnings (loss)	(0.08)	0.36	(0.11)	(0.05)	0.12
Weighted average number of common shares outstanding (IN MILLIONS)	440	440	440	440	440
Common shares outstanding, end of period (IN MILLIONS)	440	440	440	440	440
SHIPMENTS					
Newsprint[1]	880	853	848	905	3,486
Commercial printing papers[1]	419	462	446	421	1,748
Wood products[2]	499	541	439	379	1,858

1 In thousands of tonnes
2 In millions of board feet

2005 QUARTERLY FINANCIAL INFORMATION
CONSOLIDATED STATEMENTS OF EARNINGS

UNAUDITED
IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

	1ST QUARTER $	2ND QUARTER $	3RD QUARTER $	4TH QUARTER $	YEAR 2005 $
Sales	1,323	1,354	1,355	1,310	5,342
Cost of products sold, excluding amortization	970	961	966	969	3,866
Distribution costs	145	146	152	148	591
Countervailing, anti-dumping and other duties	19	18	17	13	67
Selling, general and administrative expenses	42	42	44	41	169
Mill closure and other elements	8	1	18	19	46
Amortization of plant and equipment	124	125	146	468	863
Amortization of intangible assets	4	4	4	4	16
Operating profit (loss) from continuing operations	11	57	8	(352)	(276)
Financial expenses	93	105	101	113	412
Loss (gain) on translation of foreign currencies	28	60	(206)	17	(101)
Other expenses (income)	2	4	(2)	6	10
Earnings (loss) from continuing operations before the following items	(112)	(112)	115	(488)	(597)
Income tax expense (recovery)	(64)	(69)	13	(151)	(271)
Share of earnings from investments subject to significant influence	–	1	–	1	2
Non-controlling interests	(6)	(7)	(7)	(9)	(29)
Earnings (loss) from continuing operations	(54)	(49)	95	(345)	(353)
Earnings (loss) from discontinued operations	3	6	4	(10)	3
Net earnings (loss)	(51)	(43)	99	(355)	(350)
Per common share (in dollars, basic and diluted)					
Earnings (loss) from continuing operations	(0.13)	(0.11)	0.22	(0.79)	(0.81)
Net earnings (loss)	(0.12)	(0.10)	0.23	(0.81)	(0.80)
Weighted average number of common shares outstanding (IN MILLIONS)	440	440	440	440	440
Common shares outstanding, end of period (IN MILLIONS)	440	440	440	440	440
SHIPMENTS					
Newsprint[1]	979	979	1,014	1,000	3,972
Commercial printing papers[1]	447	436	451	448	1,782
Wood products[2]	525	515	479	446	1,965

1 In thousands of tonnes
2 In millions of board feet

HISTORICAL REVIEW

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

	2006 $	2005 $
EARNINGS[1,2]		
Sales	4,851	5,342
Cost of products sold, excluding amortization	3,612	3,866
Distribution costs	517	591
Countervailing, anti-dumping and other duties	(169)	67
Selling, general and administrative expenses	133	169
Mill closure and other elements	(9)	46
Amortization of plant and equipment	424	863
Amortization of intangible assets	16	16
Goodwill impairment	–	–
Operating profit (loss) from continuing operations	327	(276)
Financial expenses	307	412
Loss (gain) on translation of foreign currencies	(10)	(101)
Other expenses (income)	28	10
Earnings (loss) from continuing operations before the following items	2	(597)
Income tax expense (recovery)	(85)	(271)
Share of earnings from investments subject to significant influence	4	2
Non-controlling interests	(37)	(29)
Goodwill amortization	–	–
Earnings (loss) from continuing operations	54	(353)
Earnings from discontinued operations	–	3
Net earnings (loss)	54	(350)
Net earnings (loss) per common share[3]	0.12	(0.80)
Dividends declared per common share[3]	0.05	0.100
BALANCE SHEETS[1,2]		
Current assets	1,371	1,207
Current assets of discontinued operations	–	–
Property, plant and equipment	3,984	4,260
Intangible assets	460	473
Employee future benefits	328	248
Future income taxes	322	414
Investments and other assets	200	146
Goodwill	1,297	1,296
Non-current assets of discontinued operations	–	–
Total assets	7,962	8,044
Current liabilities	857	951
Current liabilities related to discontinued operations	–	–
Long-term debt	3,792	3,744
Employee future benefits	162	154
Future income taxes	629	716
Deferred gain	–	–
Non-controlling interests	71	78
Non-current liabilities related to discontinued operations	–	–
Shareholders' equity	2,451	2,401
Total liabilities and shareholders' equity	7,962	8,044
Book value per share[3]	5.57	5.45

1 Financial results prior to April 18, 2000 represent Donohue Inc. operations only, and results of Abitibi-Consolidated Inc. are included only from that date.
2 Certain financial statements figures have been reclassified to conform to the current year presentation.
3 Financial information per share and the number of shares have been calculated to reflect the three for two stock split in 1999, and the impact of share exchange based on reverse take-over method of purchase accounting in 2000.

2004	2003	2002	2001	2000	1999	1998	1997	1996
$	$	$	$	$	$	$	$	$
5,299	4,980	5,221	6,002	5,355	2,498	2,261	1,667	1,572
3,770	3,809	3,789	3,777	3,618	1,643	1,375	1,001	847
592	555	578	568	278	271	201	171	165
50	77	26	26	2	7	6	(2)	15
169	169	153	159	156	64	63	53	51
39	67	–	–	–	–	–	–	–
919	641	597	594	467	209	179	151	127
16	16	16	16	12	3	3	3	3
–	21	–	–	–	–	–	–	–
(256)	(375)	62	862	822	301	434	290	364
375	376	422	443	384	93	96	82	67
(317)	(739)	(62)	265	95	–	–	–	–
(16)	8	14	16	(6)	(14)	5	1	2
(298)	(20)	(312)	138	349	222	333	207	295
(176)	(161)	(205)	56	136	34	113	83	113
6	–	–	–	–	–	–	–	–
(10)	11	(5)	(18)	(12)	(10)	(15)	(9)	(15)
–	–	–	40	30	10	10	–	–
(126)	152	(112)	24	171	168	195	115	167
90	23	369	82	122	48	34	40	31
(36)	175	257	106	293	216	229	155	198
(0.08)	0.40	0.58	0.24	0.76	0.86	0.93	0.63	0.82
0.100	0.175	0.400	0.400	0.360	0.238	0.224	0.202	0.233
1,228	1,051	1,316	1,411	1,458	736	803	520	562
174	187	204	229	201	55	57	51	47
5,005	5,709	6,257	6,681	6,818	2,513	2,405	1,717	1,768
468	485	501	517	532	44	47	51	54
176	56	12	–	–	–	–	–	–
389	296	221	99	16	14	10	–	–
145	360	334	152	120	101	175	95	74
1,296	1,294	1,325	1,322	1,337	154	158	–	–
906	803	986	1,057	676	111	123	132	138
9,787	10,241	11,156	11,468	11,158	3,728	3,778	2,566	2,643
1,373	1,174	1,128	1,275	1,564	422	531	310	363
181	191	197	140	134	9	16	69	65
4,121	4,504	5,219	5,532	5,031	1,281	1,341	742	908
150	142	147	204	257	38	36	7	8
853	905	956	954	871	421	392	200	173
–	122	134	–	–	–	–	–	–
83	125	37	37	41	45	61	48	47
300	208	252	355	276	23	24	25	25
2,726	2,870	3,086	2,971	2,984	1,489	1,377	1,165	1,054
9,787	10,241	11,156	11,468	11,158	3,728	3,778	2,566	2,643
6.19	6.52	7.01	6.75	6.78	5.99	5.57	4.69	4.25

HISTORICAL REVIEW

IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

	2006 $	2005 $
CASH FLOWS[1,2]		
CONTINUING OPERATING ACTIVITIES		
Earnings (loss) from continuing operations and items not affecting cash	399	131
Changes in non-cash operating working capital components	(167)	33
Cash flows from (used in) continuing operating activities	232	164
FINANCING ACTIVITIES OF CONTINUING OPERATIONS		
Increase in long-term debt	558	1,172
Repayment of long-term debt	(470)	(1,881)
Cash contributions by non-controlling interests	–	–
Dividends and cash distributions paid to shareholders and to non-controlling interests	(66)	(75)
Net proceeds on issuance of shares	–	1
Other	–	(14)
Cash flows from (used in) financing activities of continuing operations	22	(797)
INVESTING ACTIVITIES OF CONTINUING OPERATIONS		
Additions to property, plant and equipment and intangible assets	(168)	(177)
Business acquisitions, net of cash and cash equivalents	–	(13)
Acquisition of non-controlling interests	–	–
Net proceeds on disposal of discontinued operations	–	693
Other	45	63
Cash flows from (used in) investing activities of continuing operations	(123)	566
Cash generated by (used in) continuing operations	131	(67)
Cash generated by (used in) discontinued operations	–	3
Increase (decrease) in cash and cash equivalents	131	(64)
SHIPMENTS		
Newsprint (IN THOUSANDS OF TONNES)	3,486	3,972
Commercial printing papers (IN THOUSANDS OF TONNES)	1,748	1,782
Wood products (IN MILLIONS OF BOARD FEET)	1,858	1,965
RATIOS		
Return on shareholders' equity (%)	2.2	(13.7)
Net debt to total capitalization	0.592	0.598

1 Financial results prior to April 18, 2000 represent Donohue Inc. operations only, and results of Abitibi-Consolidated Inc. are included only from that date.
2 Certain financial statements figures have been reclassified to conform to the current year presentation.
3 Financial information per share and the number of shares have been calculated to reflect the three for two stock split in 1999, and the impact of share exchange based on reverse take-over method of purchase accounting in 2000.

2004 $	2003 $	2002 $	2001 $	2000 $	1999 $	1998 $	1997 $	1996 $
143	(174)	196	929	850	398	403	314	362
(146)	193	(46)	(82)	167	(78)	29	(6)	(152)
(3)	19	150	847	1,017	320	432	308	210
1,004	1,466	733	1,579	5,316	144	874	306	957
(766)	(1,231)	(1,061)	(1,489)	(3,989)	(140)	(373)	(574)	(284)
3	32	–	–	–	–	–	–	–
(71)	(115)	(181)	(198)	(1,746)	(68)	(71)	(59)	(71)
–	2	–	–	3	10	8	6	181
(9)	(9)	–	–	(92)	(18)	(8)	(4)	(11)
161	145	(509)	(108)	(508)	(72)	430	(325)	772
(256)	(229)	(204)	(421)	(514)	(287)	(110)	(75)	(92)
8	–	–	(286)	(41)	(82)	(675)	(9)	(1,068)
(7)	–	–	–	–	–	–	–	–
112	–	460	–	–	–	–	–	–
57	(46)	(46)	16	9	–	(1)	6	–
(86)	(275)	210	(691)	(546)	(369)	(786)	(78)	(1,160)
72	(111)	(149)	48	(37)	(121)	76	(95)	(178)
15	39	92	33	137	52	(15)	48	122
87	(72)	(57)	81	100	(69)	61	(47)	(56)
3,971	4,061	4,070	4,055	4,378	2,275	1,848	1,439	1,189
1,738	1,727	1,695	1,693	1,361	271	248	98	89
2,169	1,930	1,759	1,704	1,828	1,476	1,325	1,275	1,136
(1.3)	5.9	8.5	3.6	13.1	15.1	18.0	14.0	22.2
0.616	0.610	0.626	0.648	0.632	0.468	0.478	0.406	0.479

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, the Canadian Securities Administrators adopted National Instrument 58-101, entitled "Disclosure of Corporate Governance Practices" ("NI-58-101") and the associated National Policy 58-201, entitled "Corporate Governance Guidelines" ("NP 58-201") which require the Company to disclose in the Management Proxy Circular information relating to its corporate governance practices. Reference is made to the Company's Annual Information Form for the year ended December 31, 2006 for disclosure of information relating to the Company's Audit Committee, as required under Multilateral Instrument 52-110, entitled "Audit Committees".

The Company's shares are also listed on the New York Stock Exchange (the "NYSE"). In 2003, the NYSE adopted new corporate governance rules (as amended, the "NYSE Standards"). As a foreign private issuer on the NYSE, the Company is generally permitted to comply with Canadian governance standards in lieu of the NYSE Standards applicable to U.S. domestic issuers. The Company is, however, required to follow certain requirements applicable to audit committees and must disclose any practices that differ significantly from the NYSE Standards.

The Sarbanes-Oxley Act provides additional disclosure rules that apply to the Company addressing matters such as the reporting of concerns and complaints by employees and codes of ethics.

The corporate governance practices and policies of the Company have been developed under the general stewardship of the Corporate Governance Committee of the Board. The Company's governance practices are believed by the Board to be in full alignment with the requirements and guidelines of NI 58-101 and NP 58-201 and the applicable requirements of the Sarbanes-Oxley Act. The Company also complies with all mandatory requirements of the NYSE and all other non-mandatory NYSE Standards, except as disclosed below. The Company reviews its practices on a continuing basis to ensure compliance with evolving laws and regulations. In this regard, the Corporate Governance Committee, together with Management, has developed and implemented, and continues to develop, implement and refine, formal policies and procedures that reflect the Company's commitment to exemplary corporate governance.

The following chart provides an analysis of the Company's governance practices, as at March 6, 2007, in relation to each of the corporate governance disclosure requirements of the Canadian Securities Administrators set out in NI 58-101 and Form 58-101F1, and the governance standards of the Sarbanes-Oxley Act and of the NYSE.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENTS[1]	COMMENTS
1. BOARD OF DIRECTORS	
a) Disclose the identity of directors who are independent.	The Board has reviewed the independence of each director, within the meaning of NI 58-101. Of all of the Company's directors, the Board has determined that only John W. Weaver, the President and Chief Executive Officer of the Company, is not "independent", within the meaning of NI 58-101. The Board has determined that all of its other directors are currently "independent" within the meaning of NI 58-101, including Mr. David Galloway, who is a first-time nominee to the Board. In determining whether directors are independent, the Board considers and discusses the nature and materiality of all direct or indirect relationships between each director and the Company or its subsidiaries and affiliates, including any family, customer, joint venture, partnership, supplier or service provider relationships. The relationships of Marlene Davidge and David Ward as partners of firms providing legal services to the Company were analysed by the Board and found not to interfere with their independence. The Board considered the nature of the services provided by the law firms (including the amount of compensation received by the firms and the level of involvement of each director in the provision of the services) and concluded that the service provider relationships described above are not material and did not interfere with the ability of either Mrs. Davidge or Mr. Ward to act in the Company's best interest. Mr. Ward left the Board on May 9, 2006.
b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	As indicated in section 1(a) above, only John W. Weaver, being the President and Chief Executive Officer of the Company, is not an "independent" director, within the meaning of NI 58-101.
c) Disclose whether or not a majority of the directors are independent.	The Board has determined that nine out of the ten directors of the Company nominated for election are "independent", within the meaning of NI 58-101.
NYSE STANDARDS Under the NYSE Standards, there is a similar requirement that a majority of directors be "independent". Such independence is contingent on an affirmative determination by the Board that a director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). Certain listed relationships serve as bars to independence. The prohibition generally extends for a period of three years following the end of the relationship.	Under the NYSE Standards, the Board has determined that John W. Weaver is not considered "independent". All other directors are deemed "independent" for purposes of the NYSE Standards.
d) If a director is presently a director of any issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	All directorships with other reporting issuers for each director are set out in the Company's Management Proxy Circular dated March 6, 2007 (the "Management Proxy Circular").

1 Reference is made to the items in Form 58-101F1.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENTS	COMMENTS
e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year.	As further discussed in the Management Proxy Circular, following each meeting, the Board conducts "in camera" sessions, which are presided over by the Chair of the Board, at which no Management directors or members of Management are present. There were seven "in camera" sessions of independent directors between January 1, 2006 and December 31, 2006.
f) Disclose whether or not the Chair of the Board is an independent director, disclose the identity of the independent chair, and describe his or her role and responsibilities.	The position of Chief Executive Officer and Chair of the Board are split. Mr. Richard Drouin, the Chair of the Board until January 1st, 2007, was an independent director. Mr. Jacques Bougie, who became the Chair of the Board on January 1, 2007, is an independent director. The Chair of the Board has the responsibility of overseeing the efficient operation of the Board and its committees. The Chair acts as an ex-officio member of each committee of the Board and, as such, one of his principal duties is to properly evaluate the effectiveness of the committee structure and the quality of Management's work that is presented in support of the decision-making process of the Board. The Chair also serves as Chair of the Corporate Governance Committee of the Board.
NYSE STANDARDS The NYSE Standards also contain a similar requirement that non-management directors meet at regularly scheduled executive sessions without management and require a Company to disclose a method for interested parties to communicate directly with non-management directors.	The Chair of the Board presides over non-Management directors' meetings. Any interested party may communicate with the Chair regarding any other concerns at the Company's corporate address: 1155 Metcalfe Street, Suite 800, Montréal, Québec, Canada, H3B 5H2.
g) Disclose the attendance record of each director for all board meetings held since the beginning of the most recently completed financial year.	A record of the attendance of each director at meetings of the Board and its committees since the beginning of the last financial year is set out under the heading "Nominees" in the Management Proxy Circular.

2. BOARD MANDATE

Disclose the text of the board's written mandate.	During 2006, the Corporate Governance Committee proposed changes to the charter of the Board. The Board approved such changes on March 6, 2007. The revised Board's mandate is attached as a Schedule to the Management Proxy Circular and is also available on the Company's website at www.abitibiconsolidated.com. The mandate of the Board provides that the Board oversees the management of the business and affairs of the Company. The Board is responsible for the stewardship of the business of the Company and, as part of such responsibility, assumes responsibility for the following matters: corporate behavior and governance, strategic direction and planning, senior management appointment, evaluation, succession planning and compensation, pension fund matters, internal controls and audit process, communications and environmental, health and safety matters.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENTS	COMMENTS
3. POSITION DESCRIPTION	
a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.	The mandates of the chairs of the Board and of each committee of the Board are described in the Board's and each committee's charter, which are available on the Company's website at www.abitibiconsolidated.com. The Board's charter is also attached as a Schedule to the Management Proxy Circular. The Chair of the Board is charged with the responsibility of overseeing the efficient operation of the Board and its committees. The Chair acts as an ex-officio member of each committee of the Board and, as such, one of his principal duties is to properly evaluate the effectiveness of the committee structure and the quality of Management's work that is presented in support of the decision-making process of the Board. The Chair also serves as the Chair of the Corporate Governance Committee of the Board. The Chair of the Board also presides at the annual shareholders' meeting. The responsibilities of the chair of each committee include (i) presiding at meetings of such committee, (ii) providing leadership to enhance the effectiveness and focus of the committee, (iii) ensuring that the committee has access to timely and relevant information and resources to support its work, (iv) setting with Management the agenda for each meeting, and (v) acting as liaison between the committee and the Board, and the committee and Management.
b) Disclose whether or not the board and CEO have developed a written position description for the CEO.	The Board delegates the responsibility and authority for the day-to-day operation of the Company to the President and Chief Executive Officer and to Management. In doing so, the President and Chief Executive Officer must act honestly and in good faith with a view to the best interests of the Company. Based on these principles, the Human Resources and Compensation Committee (the "HRC Committee") has adopted a position description for the President and Chief Executive Officer of the Company.
4. ORIENTATION AND CONTINUING EDUCATION	
a) Briefly describe what measures the board takes to orient new members regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.	The Company conducts a comprehensive orientation program for new directors, which includes orientation sessions with other Board members and senior management, as well as the distribution of relevant materials on the Company and the industry. Each director receives an information binder which includes information pertaining to the functioning of the Board, financial information of the Company, investor relations presentations, recent press releases, the current annual report and most recent Management Proxy Circular. Directors regularly meet with Management and are given periodic presentations on a particular business unit or on recent business or regulatory developments.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENTS	COMMENTS
b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors.	Management has developed a continuing education program intended to broaden and deepen directors' competencies and experience. This program includes presentations from senior management on topics of particular relevance for the Company's business, other presentations by experts on subjects such as the economy and the markets and tours of the Company's production and operation sites. Management also keeps directors informed of changes within the Company and of regulatory and industry requirements and standards. In 2006, the HRC Committee engaged Mercer Human Resources Consulting and Ken Hugessen Consultants to provide executive compensation consulting services. Significant knowledge, including benchmark data, was shared with the directors in the course of this process. During 2006, training was also provided to all directors on Ontario Bill 198 regarding civil liability on secondary market disclosure.
5. ETHICAL BUSINESS CONDUCT	
a) Disclose whether or not the board has adopted a written code for its directors, officers and employees. If the board has adopted a written code:	The Company has adopted a code of conduct for senior management and directors, a code of conduct for non-unionized employees and a policy entitled *"Principles of ethical behavior and good conduct for all employees of Abitibi-Consolidated"* addressed to the Company's unionized employees. Both codes and the policy are in line with the guidelines of NP 58-201 and the requirements of the Sarbanes-Oxley Act and the NYSE Standards. All three documents are published on the Company's website at www.abitibiconsolidated.com.
(i) disclose how an interested party may obtain a copy of the written code;	The Company will provide any person, upon request to the Secretary of the Company, with a copy of the codes of conduct and of the policy free of charge. These documents are also published on the Company's website at www.abitibiconsolidated.com.
(ii) describe how the board monitors compliance with its code; and	The Board, through the Corporate Governance and the Audit committees, is regularly informed by Management of the compliance with the codes of conduct and also ensures that Management encourages and promotes a culture of ethical business conduct. The internal audit department reports on a regular basis to the Audit Committee on, notably, matters that may arise under the codes of conduct and policy, while the legal department reports to the same committee on the Company's compliance with the laws and regulations that govern it. As well, all directors and managers of the Company are required to sign the code of conduct applicable to them on a yearly basis, while non-unionized employees sign it when they are hired by the Company. Furthermore, all three documents provide a procedure for receiving, retaining and handling complaints, including the anonymous submission of complaints concerning accounting, internal controls and auditing matters, in compliance with the rules promulgated under the Sarbanes-Oxley Act and with NP 58-201. Management is expected to report on these matters to the Audit Committee, which in turn reports to the Board on a regular basis. For further details, see the charter of the Audit Committee setting out its responsibilities. A copy of that document is attached as Exibibit "A" to the Company's Annual Information Form for the year ended December 31, 2006 and may also be found on the Company's website at www.abitibiconsolidated.com.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENTS	COMMENTS
(iii) provide a cross reference to any material change report(s) filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	No waivers under the code of conduct for senior management and directors were granted by the Company and no action by a director or officer constituted a departure from the code during the 2006 financial year.
SARBANES-OXLEY ACT The rules promulgated under the Sarbanes-Oxley Act require public companies to disclose whether they have adopted a "code of ethics" for their executive officers and senior financial officers. A code of ethics must be designed to deter wrongdoing and to promote certain listed items. The audit committee of the Company must ensure that the Company puts in place a procedure for receiving, retaining and handling complaints concerning accounting, internal controls and auditing matters, including on an anonymous basis.	The above described codes of conduct and policy meet the requirements of the Sarbanes-Oxley Act.
NYSE STANDARDS The NYSE Standards require U.S. listed companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	The above described codes of conduct and policy meet the requirements of the NYSE standards.
b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	With regard to transactions or agreements in respect of which a director may have a material interest, the director is required to disclose his or her interest in accordance with the *Canada Business Corporations Act* and must exclude himself or herself from any discussions or vote relating to such transaction or agreement. In addition, all directors are required to fill in a questionnaire on an annual basis where (i) they assess their independence against all independence standards set forth under applicable laws and regulations, and (ii) disclose all material relationships with the Company or its subsidiaries and affiliates.
c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Company has adopted a set of values, including "integrity and open communication". In accordance with these values, the Board expects all employees of the Company, including Management, to hold themselves to the highest standard of ethical behavior. The Company believes that the integrity of its organization was built by creating an atmosphere of trust and mutual respect among employees and between the Company and its other stakeholders. All stakeholders have a right to expect honest, two-way communication in all conversations. The Company has also adopted a Disclosure Policy in order to promote consistent disclosure practices aimed at informative, timely and broadly disseminated disclosure of material information to the market, in accordance with applicable securities legislation.

6. NOMINATION OF DIRECTORS

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENTS	COMMENTS
a) Describe the process by which the board identifies new candidates for board nomination.	The Corporate Governance Committee is responsible for developing criteria governing the size and overall composition of the Board. The committee periodically examines whether the Board is large enough to benefit from a wide variety of ideas and viewpoints without compromising the communication among the directors and between the directors and Management. On the recommendation of the Corporate Governance Committee, the size of the Board has been set at ten directors.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENTS	COMMENTS
	The Corporate Governance Committee is also responsible for recommending nominees for directorships in consultation with the Chair and the President and Chief Executive Officer. The committee monitors the membership of the Board to ensure that qualifications under any applicable laws are maintained and situations of conflict of interest are avoided. The committee annually establishes a list of desired traits and characteristics for directors to ensure that new nominees possess attributes that will complement the overall Board expertise and experience at any given time. In 2001, the Corporate Governance Committee undertook to renew the membership of the Board. Under this mandate, eight new independent directors have joined the Board since 2001. In 2006, the Corporate Governance Committee retained the services of Korn/Ferry International to establish a list of new candidates for future board nominations. For further details, see the charter of the Corporate Governance Committee, a copy of which may be found on the Company's website at www.abitibiconsolidated.com.
b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. **NYSE STANDARDS** The NYSE Standards require that the nominating/corporate governance committee be composed entirely of "independent" directors. The committee is also required to have a written charter addressing certain listed matters.	The Board has determined that the Corporate Governance Committee is currently composed entirely of "independent" directors, within the meaning of NI 58-101 and of the NYSE Standards. The Board has adopted a written charter for the Corporate Governance Committee setting out its responsibilities, a copy of which may be found on the Company's website at www.abitibiconsolidated.com.
c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The responsibilities, powers and operation of the Corporate Governance Committee with regard to the nomination and compensation of directors are more fully described in sections 6(a), 7(a) and 9 of this table.

7. COMPENSATION

a) Describe the process by which the board determines the compensation for the issuer's directors and officers.	**Director's compensation** The Corporate Governance Committee reviews the adequacy and form of compensation of directors annually. In so doing, the committee examines both the nature and levels of compensation paid at comparable publicly traded companies. The results of the review are discussed at the Board, along with related recommendations of the committee for Board approval. As mentioned, in 2006, the Corporate Governance Committee retained the services of Korn/Ferry International to provide director compensation consulting services. A more detailed description of the compensation of directors is provided in the Management Proxy Circular.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENTS	COMMENTS
3. POSITION DESCRIPTION	
a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.	The mandates of the chairs of the Board and of each committee of the Board are described in the Board's and each committee's charter, which are available on the Company's website at www.abitibiconsolidated.com. The Board's charter is also attached as a Schedule to the Management Proxy Circular. The Chair of the Board is charged with the responsibility of overseeing the efficient operation of the Board and its committees. The Chair acts as an ex-officio member of each committee of the Board and, as such, one of his principal duties is to properly evaluate the effectiveness of the committee structure and the quality of Management's work that is presented in support of the decision-making process of the Board. The Chair also serves as the Chair of the Corporate Governance Committee of the Board. The Chair of the Board also presides at the annual shareholders' meeting. The responsibilities of the chair of each committee include (i) presiding at meetings of such committee, (ii) providing leadership to enhance the effectiveness and focus of the committee, (iii) ensuring that the committee has access to timely and relevant information and resources to support its work, (iv) setting with Management the agenda for each meeting, and (v) acting as liaison between the committee and the Board, and the committee and Management.
b) Disclose whether or not the board and CEO have developed a written position description for the CEO.	The Board delegates the responsibility and authority for the day-to-day operation of the Company to the President and Chief Executive Officer and to Management. In doing so, the President and Chief Executive Officer must act honestly and in good faith with a view to the best interests of the Company. Based on these principles, the Human Resources and Compensation Committee (the "HRC Committee") has adopted a position description for the President and Chief Executive Officer of the Company.
4. ORIENTATION AND CONTINUING EDUCATION	
a) Briefly describe what measures the board takes to orient new members regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.	The Company conducts a comprehensive orientation program for new directors, which includes orientation sessions with other Board members and senior management, as well as the distribution of relevant materials on the Company and the industry. Each director receives an information binder which includes information pertaining to the functioning of the Board, financial information of the Company, investor relations presentations, recent press releases, the current annual report and most recent Management Proxy Circular. Directors regularly meet with Management and are given periodic presentations on a particular business unit or on recent business or regulatory developments.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENTS	COMMENTS
b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors.	Management has developed a continuing education program intended to broaden and deepen directors' competencies and experience. This program includes presentations from senior management on topics of particular relevance for the Company's business, other presentations by experts on subjects such as the economy and the markets and tours of the Company's production and operation sites. Management also keeps directors informed of changes within the Company and of regulatory and industry requirements and standards. In 2006, the HRC Committee engaged Mercer Human Resources Consulting and Ken Hugessen Consultants to provide executive compensation consulting services. Significant knowledge, including benchmark data, was shared with the directors in the course of this process. During 2006, training was also provided to all directors on Ontario Bill 198 regarding civil liability on secondary market disclosure.
5. ETHICAL BUSINESS CONDUCT	
a) Disclose whether or not the board has adopted a written code for its directors, officers and employees. If the board has adopted a written code:	The Company has adopted a code of conduct for senior management and directors, a code of conduct for non-unionized employees and a policy entitled *"Principles of ethical behavior and good conduct for all employees of Abitibi-Consolidated"* addressed to the Company's unionized employees. Both codes and the policy are in line with the guidelines of NP 58-201 and the requirements of the Sarbanes-Oxley Act and the NYSE Standards. All three documents are published on the Company's website at www.abitibiconsolidated.com.
(i) disclose how an interested party may obtain a copy of the written code;	The Company will provide any person, upon request to the Secretary of the Company, with a copy of the codes of conduct and of the policy free of charge. These documents are also published on the Company's website at www.abitibiconsolidated.com.
(ii) describe how the board monitors compliance with its code; and	The Board, through the Corporate Governance and the Audit committees, is regularly informed by Management of the compliance with the codes of conduct and also ensures that Management encourages and promotes a culture of ethical business conduct. The internal audit department reports on a regular basis to the Audit Committee on, notably, matters that may arise under the codes of conduct and policy, while the legal department reports to the same committee on the Company's compliance with the laws and regulations that govern it. As well, all directors and managers of the Company are required to sign the code of conduct applicable to them on a yearly basis, while non-unionized employees sign it when they are hired by the Company. Furthermore, all three documents provide a procedure for receiving, retaining and handling complaints, including the anonymous submission of complaints concerning accounting, internal controls and auditing matters, in compliance with the rules promulgated under the Sarbanes-Oxley Act and with NP 58-201. Management is expected to report on these matters to the Audit Committee, which in turn reports to the Board on a regular basis. For further details, see the charter of the Audit Committee setting out its responsibilities. A copy of that document is attached as Exibibit "A" to the Company's Annual Information Form for the year ended December 31, 2006 and may also be found on the Company's website at www.abitibiconsolidated.com.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENTS	COMMENTS
(iii) provide a cross reference to any material change report(s) filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	No waivers under the code of conduct for senior management and directors were granted by the Company and no action by a director or officer constituted a departure from the code during the 2006 financial year.
SARBANES-OXLEY ACT The rules promulgated under the Sarbanes-Oxley Act require public companies to disclose whether they have adopted a "code of ethics" for their executive officers and senior financial officers. A code of ethics must be designed to deter wrongdoing and to promote certain listed items. The audit committee of the Company must ensure that the Company puts in place a procedure for receiving, retaining and handling complaints concerning accounting, internal controls and auditing matters, including on an anonymous basis.	The above described codes of conduct and policy meet the requirements of the Sarbanes-Oxley Act.
NYSE STANDARDS The NYSE Standards require U.S. listed companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	The above described codes of conduct and policy meet the requirements of the NYSE standards.
b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	With regard to transactions or agreements in respect of which a director may have a material interest, the director is required to disclose his or her interest in accordance with the *Canada Business Corporations Act* and must exclude himself or herself from any discussions or vote relating to such transaction or agreement. In addition, all directors are required to fill in a questionnaire on an annual basis where (i) they assess their independence against all independence standards set forth under applicable laws and regulations, and (ii) disclose all material relationships with the Company or its subsidiaries and affiliates.
c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Company has adopted a set of values, including "integrity and open communication". In accordance with these values, the Board expects all employees of the Company, including Management, to hold themselves to the highest standard of ethical behavior. The Company believes that the integrity of its organization was built by creating an atmosphere of trust and mutual respect among employees and between the Company and its other stakeholders. All stakeholders have a right to expect honest, two-way communication in all conversations. The Company has also adopted a Disclosure Policy in order to promote consistent disclosure practices aimed at informative, timely and broadly disseminated disclosure of material information to the market, in accordance with applicable securities legislation.
6. NOMINATION OF DIRECTORS	
a) Describe the process by which the board identifies new candidates for board nomination.	The Corporate Governance Committee is responsible for developing criteria governing the size and overall composition of the Board. The committee periodically examines whether the Board is large enough to benefit from a wide variety of ideas and viewpoints without compromising the communication among the directors and between the directors and Management. On the recommendation of the Corporate Governance Committee, the size of the Board has been set at ten directors.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENTS	COMMENTS
	The Corporate Governance Committee is also responsible for recommending nominees for directorships in consultation with the Chair and the President and Chief Executive Officer. The committee monitors the membership of the Board to ensure that qualifications under any applicable laws are maintained and situations of conflict of interest are avoided. The committee annually establishes a list of desired traits and characteristics for directors to ensure that new nominees possess attributes that will complement the overall Board expertise and experience at any given time. In 2001, the Corporate Governance Committee undertook to renew the membership of the Board. Under this mandate, eight new independent directors have joined the Board since 2001. In 2006, the Corporate Governance Committee retained the services of Korn/Ferry International to establish a list of new candidates for future board nominations. For further details, see the charter of the Corporate Governance Committee, a copy of which may be found on the Company's website at www.abitibiconsolidated.com.
b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. **NYSE STANDARDS** The NYSE Standards require that the nominating/corporate governance committee be composed entirely of "independent" directors. The committee is also required to have a written charter addressing certain listed matters.	The Board has determined that the Corporate Governance Committee is currently composed entirely of "independent" directors, within the meaning of NI 58-101 and of the NYSE Standards. The Board has adopted a written charter for the Corporate Governance Committee setting out its responsibilities, a copy of which may be found on the Company's website at www.abitibiconsolidated.com.
c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The responsibilities, powers and operation of the Corporate Governance Committee with regard to the nomination and compensation of directors are more fully described in sections 6(a), 7(a) and 9 of this table.
7. COMPENSATION	
a) Describe the process by which the board determines the compensation for the issuer's directors and officers.	**Director's compensation** The Corporate Governance Committee reviews the adequacy and form of compensation of directors annually. In so doing, the committee examines both the nature and levels of compensation paid at comparable publicly traded companies. The results of the review are discussed at the Board, along with related recommendations of the committee for Board approval. As mentioned, in 2006, the Corporate Governance Committee retained the services of Korn/Ferry International to provide director compensation consulting services. A more detailed description of the compensation of directors is provided in the Management Proxy Circular.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENTS	COMMENTS
	Senior management compensation The Board has delegated to the Human Resources & Compensation Committee (the "HRC Committee") the responsibility for recommending to the Board the compensation of the President and Chief Executive Officer and of senior management, taking into consideration the Board's expectations and pre-approved objectives. The HRC Committee has established compensation programs for the President and Chief Executive Officer and senior management of the Company designed to support the Company's vision to be the world's leading forest products Company by creating a strong link between the interests of the shareholders, the Company's financial performance and the total compensation of the Company's executives. A more detailed description of the compensation of the President and Chief Executive Officer and senior management is provided in the Management Proxy Circular.
b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. **NYSE STANDARDS** The NYSE Standards require that the compensation committee be composed entirely of "independent" directors. The committee is also required to have a written charter addressing certain listed matters.	The Board has determined that the HRC Committee and the Corporate Governance Committee are currently composed entirely of "independent" directors, within the meaning of NI 58-101 and of the NYSE Standards. The Board has adopted a revised written charter for the HRC Committee setting out its responsibilities, a copy of which may be found on the Company's website at www.abitibiconsolidated.com.
c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	With regard to the nomination and compensation of directors, the responsibilities, powers and operation of the Corporate Governance Committee are more fully described in sections 6(a), 7(a) and 9 of this table. With regard to senior management, the Board assumes directly the following responsibilities in matters of succession planning and makes decisions on such matters on the recommendation of the HRC Committee: - selecting and appointing the President and Chief Executive Officer; - reviewing the performance and approving the compensation of the President and Chief Executive Officer and senior management, taking into consideration Board expectations and pre-approved objectives; and - reviewing the essential elements of short-term and long-term senior executive succession planning. The Board has delegated to the HRC Committee additional succession planning responsibilities, including: - approving the hiring and promoting of senior management; and - reviewing Management's plans and activities for the development of key managerial personnel.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENTS	COMMENTS
	The Board has also delegated to the HRC Committee supervision of the administration, investment strategy and solvency of the Company's pension funds. The responsibilities, powers and operation of the HRC Committee with regard to the compensation of the President and Chief Executive Officer and of senior management are more fully described in section 7(a) of this table. The Board has adopted a written charter for the HRC Committee setting out its responsibilities, a copy of which may be found on the Company's website at www.abitibiconsolidated.com.
d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.	In 2006, the HRC Committee engaged Mercer Human Resources Consulting and Ken Hugessen Consultants to provide executive compensation consulting services, the whole as more fully described in the Management Proxy Circular.
8. OTHER BOARD COMMITTEES	
If the board has standing committees other than audit, compensation and nominating committees, identify the committees and describe their function.	In addition to the Audit Committee, the HRC Committee and the Corporate Governance Committee, the Board also has an Environment, Health & Safety Committee (the "EHS Committee"), whose members have been determined to be "independent", within the meaning of NI 58-101, and whose role is to oversee all environmental, health and safety matters. The composition of each Board committee and the attendance records of directors can be found in the Management Proxy Circular. The charters of the Board committees are available on the Company's website at www.abitibiconsolidated.com. The Corporate Governance Committee reviews these charters as well as the charter of the Board on a yearly basis for final review and approval by the Board. As mentioned, during 2006, the Corporate Governance Committee proposed changes to the charter of the Board. The Corporate Governance Committee also proposed changes to the charter of the Audit Committee and the charter of the HRC Committee. The Board approved the revised charters on March 6, 2007. The revised charter of the Board is attached as a Schedule to the Management Proxy Circular and is also available on the Company's website at www.abitibiconsolidated.com. The revised charter of the Audit Committee is attached as Exhibit "A" to the Company's Annual Information Form for the year ended December 31, 2006 and can be found on the Company's website at www.abitibiconsolidated.com. The revised charter of the HRC Committee can be found on the Company's website at www.abitibiconsolidated.com.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENTS	COMMENTS
9. ASSESSMENTS	
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.	The Corporate Governance Committee has the mandate and responsibility to oversee on an annual basis the evaluation of the performance and effectiveness of the Board and each of its committees, in consultation with the President and Chief Executive Officer. Annually, the Board and its members survey the effectiveness and contribution of the Board and its committees, including the operation of the Board, the Board structure, the adequacy of information provided to directors, and the effectiveness of the Chair of the Board in managing the meetings of the Board and the strategic direction of the Company. The evaluation of the Board and its committees is undertaken in light of their respective charters. The Chair of the Board also evaluates on an annual basis the performance and contribution of each director in light of certain expected skills and competencies on a variety of topics, including strategic insight, participation and accountability, in order to provide them with constructive feedback to help them improve their performance. The Chair shares with the Corporate Governance Committee the results of this evaluation and discussion, and they are then shared with the whole Board with appropriate recommendations. Individual directors are also evaluated on an annual basis by their peers.

AUDIT COMMITTEE INFORMATION [2]

Composition of the Audit Committee.	The Audit Committee is composed entirely of "independent" directors, within the meaning of MI 52-110.
Audit Committee charter.	On March 6, 2007, the Board has adopted a revised written charter for the Audit Committee that sets out the roles and responsibilities of the committee, which is attached as Exhibit "A" to the Company's Annual Information Form for the year ended December 31, 2006 and can be found on the Company's website at www.abitibiconsolidated.com.
Pre-approval policies and procedures for external auditor service fees.	See the Management Proxy Circular for information relating to the policy and procedures for pre-approval of auditors' services and a breakdown of the Company's auditor fees for the last completed fiscal year.

2 Reference is made to the Company's Annual Information Form for the year ended December 31, 2006 for disclosure of information relating to the Company's Audit Committee, as required under Multilateral Instrument 52-110, entitled "Audit Committees" ("MI 52-110").

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENTS	COMMENTS
Financial literacy and financial expertise of Audit Committee members. "Financially literate", under MI 52-110, means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breath and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements. **SARBANES-OXLEY ACT** The Audit Committee must have at least one financial expert. "Financial expert" means (a) an understanding of GAAP and financial statements, (b) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activity, (d) an understanding of internal controls for financial reporting, and (e) an understanding of audit committee functions. A person must have acquired such attributes through any one or more of the following: a) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions; b) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant or auditor or person performing similar functions; c) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or d) other relevant experience (a brief description of which must be disclosed).	All the Audit Committee members are financially literate. The Board has designated Mr. Gary J. Lukassen as the Audit Committee's financial expert. Mr. Lukassen is a Chartered Accountant from McGill University, and has extensive experience in the area of business and finance. Mr. Lukassen was the Chief Financial Officer of the Hudson's Bay Company for over twelve years and has been chair of various audit committees for many years.
NYSE STANDARDS The NYSE Standards also contain certain rules pertaining to audit committees, including: a) requirements on independence (members must satisfy the independence criteria of the NYSE Standards (as discussed in item 2 above) and of Rule 10A-3 under the U.S. Securities Exchange Act of 1934); b) rules on financial literacy of members; c) matters to be addressed by the committee's charter; and d) the existence of an internal audit function.	The Company is in compliance with all NYSE audit committee requirements, except for requirements relating to the preparation of an audit committee report for inclusion in its annual proxy circular, as no report need be prepared by the Company as a foreign private issuer under U.S. law.

2006 BOARD OF DIRECTORS

JACQUES BOUGIE
As of January 1, 2007
Chair of the Board,
Abitibi-Consolidated Inc.

RICHARD DROUIN, O.C., Q.C.,
Until January 1, 2007
Chair of the Board,
Abitibi-Consolidated Inc.

JOHN W. WEAVER
President and
Chief Executive Officer,
Abitibi-Consolidated Inc.

JOHN Q. ANDERSON
Chairman of the Board
and Chief Executive
Officer, Bigwheel
Partners Inc.

HANS P. BLACK
Chairman of the Board,
Interinvest Consulting
Corporation of Canada

MARLENE DAVIDGE
Partner, Torys LLP

WILLIAM E. DAVIS
Corporate Director

DAVID A. GALLOWAY
Chairman of the Board,
Bank of Montreal

LISE LACHAPELLE
Corporate Director

GARY J. LUKASSEN, C.A.
Corporate Director

JOHN A. TORY, Q.C.
Director, The Woodbridge
Company Limited

2006 CORPORATE OFFICERS

JOHN W. WEAVER
President and
Chief Executive Officer

ALAIN GRANDMONT
Senior Vice-President,
Commercial Printing Papers

PAUL PLANET
Senior Vice-President,
Supply Chain

YVES LAFLAMME
Senior Vice-President,
Woodlands and Sawmills

PIERRE ROUGEAU
Senior Vice-President,
Corporate Development
and Chief Financial Officer

THOR THORSTEINSON
Senior Vice-President,
Newsprint

JACQUES P. VACHON
Senior Vice-President,
Corporate Affairs
and Secretary

VIATEUR CAMIRÉ
Vice-President,
Human Resources

COLIN KEELER
Senior Vice-President,
North American Newsprint Sales

ALLEN DEA
Vice-President
and Treasurer

JOCELYN PÉPIN
Vice-President and
Corporate Controller

BRUNO TREMBLAY
Senior Vice-President,
Business Support Services

ANNUAL GENERAL MEETING

The Annual Meeting of Shareholders of Abitibi-Consolidated Inc. will be held at the Windsor, Salon Windsor, 1170 Peel Street, Montréal, Québec, Canada, on Tuesday, May 8, 2007 at 11:00 a.m. (Montréal time).

TRANSFER AGENTS AND REGISTRARS COMPUTERSHARE TRUST COMPANY OF CANADA
Halifax, Montréal, Toronto,
Winnipeg, Calgary and
Vancouver, Canada.

COMPUTERSHARE TRUST COMPANY INC. (COMPUTERSHARE USA)
New York

AUDITORS
PricewaterhouseCoopers LLP

INVESTOR CONTACTS
Francesco Alessi
Vice-President, Investor Relations
and Taxation
514-394-2341

INFORMATION AVAILABLE UPON REQUEST:
Abitibi-Consolidated Inc.
Investor Relations
1155 Metcalfe Street, Suite 800
Montréal, Québec
CANADA H3B 5H2
514-875-2160
ir@abitibiconsolidated.com

Annual Reports, Global Review, the Annual Information Form, the Management Proxy Circular, Quarterly Reports, news releases, Board and Board committee charters, codes of conduct and the Company's Corporate Governance Guidelines are available via our website at www.abitibiconsolidated.com.

Printed copies of the Annual Report and the Company Global Review may also be requested through our website, by calling or by writing to Investor Relations.

ANNUAL INFORMATION FORM (FORM 40-F)

The Company's Annual Information Form (AIF) is filed with securities regulators in Canada and the United States. Under the Multi-Jurisdictional Disclosure System (MJDS), the Company's AIF is filed as part of its Form 40-F with the U.S. regulatory authority, the Securities and Exchange Commission (SEC), in satisfaction of its annual filing requirement.

INTERIM REPORTS (FORM 6-K)

In 2007, the Company will electronically file each of its interim quarterly reports with regulatory authorities in Canada and with the SEC in the United States using Form 6-K. Quarterly reports, conference calls and quarterly financial statements will be archived at www.abitibiconsolidated.com.

www.abitibiconsolidated.com

This report is printed on Abitibi-Consolidated's ALTERNATIVE BOOK™ paper.

UNE VERSION FRANÇAISE DE CE RAPPORT ANNUEL EST DISPONIBLE SUR NOTRE SITE INTERNET OU SUR DEMANDE.

ABITIBI-CONSOLIDATED INC.
INVESTOR RELATIONS
1155 METCALFE STREET, SUITE 800
MONTRÉAL, QUÉBEC
CANADA H3B 5H2
514-875-2160
ir@abitibiconsolidated.com

ABITIBI-CONSOLIDATED MAKES COPIES OF ITS ANNUAL REPORT, ANNUAL INFORMATION FORM, MANAGEMENT PROXY CIRCULAR, INTERIM REPORTS, NEWS RELEASES, BOARD AND BOARD COMMITTEE CHARTERS, CODES OF CONDUCT AND THE COMPANY'S CORPORATE GOVERNANCE GUIDELINES AVAILABLE VIA ITS WEBSITE.

DESIGN: WWW.NOLIN.CA
PHOTOS: RONALD MAISONNEUVE
ABITIBI-CONSOLIDATED STOCK SHOTS
PRINTING AND PREPRESS: TRANSCONTINENTAL
PRINTED IN CANADA

END